Exhibit 10.1

EQUITY PURCHASE AGREEMENT

by and between

PSEG POWER LLC,

GENERATION BRIDGE II, LLC

and

EASTERN CORRIDOR PARTSCO, LLC

Dated as of August 12, 2021

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Exhibits

Exhibit A:	Form of Transition Services Agreement
Exhibit B:	[intentionally omitted]
Exhibit C:	[intentionally omitted]
Exhibit D:	Form of Remediation and Access Agreement
Exhibit E:	Summary of Terms and Conditions of the Parts and Services Sharing Agreement

Schedules

Schedule I: Accounting Principles

Schedule II: Timing Adjustment Principles

Seller Disclosure Schedule

Purchaser Disclosure Schedule

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EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of August 12, 2021, is by and between PSEG Power LLC, a Delaware limited liability company (“Seller”), Generation Bridge II, LLC, a Delaware limited liability company (“Purchaser”) and Eastern Corridor PartsCo, LLC, a Delaware limited liability company (“PartsCo”).

RECITALS

WHEREAS, (i) Seller owns one hundred percent (100%) of the outstanding limited liability company interests of PSEG Fossil LLC, a Delaware limited liability company (the “Transferred Company”) and (ii) the Transferred Company owns one hundred percent (100%) of the outstanding limited liability company interests (the “Units”) of PSEG Power Connecticut LLC, PSEG New Haven LLC and PSEG Power New York LLC;

WHEREAS, concurrently with the execution of this Agreement, Seller, Parkway Generation, LLC (“Additional Purchaser”) and PartsCo are entering into an equity purchase agreement (the “PJM EPA”) relating to the purchase and sale of the limited liability company interests of the Transferred Company;

WHEREAS, Seller desires to sell and transfer or cause its Subsidiaries to sell and transfer, and Purchaser desires to purchase, all of Seller’s or such Subsidiary’s right, title and interest in and to the Units for the consideration set forth in Section 2.2, subject to the adjustments and all other terms and conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, the Equity Investors have duly executed and delivered to Seller a guaranty, dated as of the date of this Agreement, in favor of Seller (the “Limited Guaranty”);

WHEREAS, for U.S. federal income tax purposes, the parties intend the acquisition of the Units pursuant to this Agreement to be treated as a purchase and sale of all of the assets of the Transferred Company (and of any other Transferred Entity that is a disregarded entity for U.S. federal income tax purposes) that constitutes an “applicable asset acquisition” within the meaning of Section 1060 of the Code;

WHEREAS, the parties desire to enter into the Parts and Services Sharing Agreement at or prior to the Closing; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

Article I

DEFINITIONS; INTERPRETATION

Section 1.1 Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, action, suit, arbitration, litigation, governmental investigation or proceeding.

“Additional Affiliate Easements” shall have the meaning set forth in Section 5.4(a) of the Seller Disclosure Schedule.

“Adjustment Date” shall mean January 1, 2022.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first Person; provided, that in the case of Purchaser, “Affiliate” or “Affiliates” shall exclude ArcLight Capital Partners, LLC and its other portfolio companies, or its or their subsidiaries, sponsors or partners, except for purposes of any indemnities, disclaimers, releases or waivers hereunder in favor of (or for the benefit of) Purchaser or its Affiliates hereunder, the terms “Affiliate” shall include such Persons; provided, further, that in the case of Purchaser with respect to Section 5.3, Affiliate shall include ArcLight Energy Partners Fund VII, L.P.; provided, further, that in the case of Seller, “Affiliate” or “Affiliates” shall exclude PSE&G and its direct and indirect wholly owned subsidiaries; and provided, further, that from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of Seller or any of Seller’s Affiliates and (b) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of any Transferred Entity.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Services Agreement, the Remediation and Access Agreement and the Parts and Services Sharing Agreement.

“Benefit Plan” shall mean each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject thereto) and any other policy, plan, program, agreement or arrangement that provides for compensation or benefits, including any employment agreement, cash or equity-based bonus, incentive arrangement, severance or retention arrangement, vacation policy, pension or retirement plan, or health and welfare plan, health reimbursement account, wellness program, tuition reimbursement or post retirement supplemental health plan, in each case, sponsored, maintained or contributed to (or required to be contributed to) by Seller Parent or any of its Affiliates for the benefit of any Business Employee or other individual service provider of the Business or under which Seller Parent or any of its Affiliates has any obligation or liability in respect of any Business Employees or other individual service provider of the Business, other than any plan, program or arrangement sponsored exclusively by a Governmental Entity.

“Bifurcation” means the process of separating out the Transferred Entities and the Transferred Entities (as defined in the PJM EPA) for the purposes of accomplishing the transactions contemplated by this Agreement and the PJM EPA.

“Books and Records” means all files, documents, instruments, papers, books, reports, operating logs, maintenance logs, records, vendor lists, customer lists, lists of sales representatives, pricing lists, drawings, tapes, microfilms, photographs, studies, letters, budgets, ledgers, journals, title policies, supplier lists, regulatory filings, market research reports, marketing plans, other marketing-related information and materials, sales and promotional materials, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), internal and external correspondence, accounting records and other documents relating to any Transferred Entity or its operation, business, assets and properties, or any Facility (including correspondence with contractors, customers, suppliers, vendors and the like), and other similar materials in whatever form (including electronic), but excluding materials relating to the transactions contemplated hereby as well as any materials that are legally privileged where such privilege belongs to a person or entity other than a Transferred Entity.

“Business” shall mean the business of owning and operating the natural gas and/or oil-fired power plants set forth on Section 1.1(b) of the Seller Disclosure Schedule (each, a “Facility”), as conducted prior to the date hereof and as of the Closing by Seller and its Affiliates (directly and indirectly through the Transferred Entities). For the avoidance of doubt, the “Business” shall not include any former, present or future rights, assets, properties, businesses, operations or activities of Seller Parent or any of its Subsidiaries (other than as set forth in the immediately preceding sentence) or as set forth on Section 1.1(c) of the Seller Disclosure Schedule (collectively, the “Excluded Assets”) or any Liabilities to the extent primarily relating to the Excluded Assets and not to the Business or the Transferred Entities, including those Liabilities set forth on Section 1.1(d) of the Seller Disclosure Schedule (collectively, the “Excluded Liabilities”), and no such Excluded Assets or Excluded Liabilities shall, directly or indirectly, be transferred to Purchaser in connection with the Sale or the other transactions contemplated by this Agreement.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” shall mean each employee of the Seller Parent or any of its Affiliates whose primary work location is a Facility of Seller and its Affiliates (including the Transferred Entities) and who is primarily engaged in supporting the day-to-day operation of the Facilities.

“Business Material Adverse Effect” shall mean any event, change, development or effect that has had or would reasonably be expected to have, a material adverse effect on the business, assets, properties, liabilities, financial condition or results of operations of the Business and the Business (as defined in the PJM EPA) and the Transferred Entities and the Transferred Entities (as defined in the PJM EPA), taken as a whole; provided, that no such event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) the general conditions and trends in the industries or businesses in which the Business is operated or in which any of the Transferred Entities operate, including competition in geographic, product, service, or regional transmission organization areas, (b) general political, economic, regulatory, financial, capital, commodity or power market conditions, whether local, regional, national, domestic, foreign or global (including interest rates, exchange rates, tariffs, commodity prices, trade wars and credit markets), (c) any act of civil unrest, war or terrorism, cyberterrorism, military activity, sabotage, cybercrime or cyberattack, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions, (d) any conditions resulting from natural or manmade disasters, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires, epidemics, pandemics or disease outbreaks (including COVID-19), supply shortages or disruptions or other acts of God, (e) the failure of the financial or operating performance of the Transferred Entities to meet internal or analyst projections, forecasts or budgets for any period (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Business Material Adverse Effect; provided, further, that this clause (e) shall not be construed as implying that Seller is making any representation or warranty hereunder with respect to any internal or analyst projections, forecasts or budgets, and no such representations or warranties are being made), (f) any action taken or omitted to be taken by or at the express written request or with the express written consent of Purchaser or that is expressly required or expressly permitted by this Agreement, (g) the execution or announcement of this Agreement or the terms hereof (including the identity of Purchaser) or the announcement, pendency or consummation of the transactions contemplated hereby including the impact thereof on the relationships, contractual or otherwise, of the Business with customers, employees, suppliers or other business relationships (provided that the exception in this clause (g) shall not be applicable with respect to the representations and warranties in Section 3.3 or Section 3.4), (h) changes in any Laws (including Environmental Laws and COVID-19 Measures), industry standards or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof, (i) any labor strike, organizing campaign, work stoppage, slowdown, lockout or other labor dispute, (j) the Retained Businesses, the Excluded Assets or the Excluded Liabilities or (k) any Event of Loss or Taking that is taken into account for purposes of Section 5.22; provided, that any adverse event, change, development or effect resulting from the matters described in clauses (a), (b), (c), (d) and (h) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that it has a materially disproportionate effect on the Business and the Business (as defined in the PJM EPA) and the Transferred Entities and the Transferred Entities (as defined in the PJM EPA), taken as a whole, relative to similarly situated businesses in the industries in which the Business and the Transferred Entities operate (in which case only such incremental materially disproportionate effect may be taken into account in determining whether there has been a Business Material Adverse Effect).

“Capex Adjustment” means, for each project set forth in the Capital Expenditure Budget the amounts set forth in such Capital Expenditure Budget for each such project minus costs incurred and paid by Seller in connection with such projects prior to the earlier of (A) the Adjustment Date and (B) the Closing Date, without duplication of any items that are taken into account in Working Capital. The Capex Adjustment for each project shall not be less than $0.

“Capital Expenditure Budget” means the capital expenditure and major maintenance budget indicating capital projects with respect to the Facilities, in each case as set forth on Schedule 1.1(f) of the Seller Disclosure Schedule, which for purposes of clarification shall not include allocations of any indirect costs or overhead, and shall be subject to daily proration for the applicable monthly budget for the initial month and the month in which the Closing occurs.

“Cash” shall mean the aggregate of all cash and cash equivalents of the Transferred Entities as of the applicable time of determination, calculated in accordance with the Accounting Principles; provided that Cash will (i) be increased by all deposits in transit or amounts held for deposit that have not yet cleared, other wire transfers and drafts deposited or received and available for deposit, in each case for the benefit of the Transferred Entities, (ii) will be reduced by all outstanding and uncleared checks and drafts of the Transferred Entities and (iii) will exclude all Restricted Cash.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any affiliated, combined, consolidated, unitary, group or other Tax Return that includes, or reflects the assets, liabilities or activities of, Seller Parent or any of its Affiliates (other than the Transferred Entities), on the one hand, and any of the Transferred Entities, on the other hand.

“Competition Laws” shall mean any domestic, federal, foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade means.

“Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of December 23, 2020, by and between PSEG Services Corporation and ArcLight Capital Partners, LLC, as may be amended, modified, waived or assigned from time to time in accordance with its terms.

“Constructive Termination” shall mean that, during the Continuation Period, (i) Purchaser or its Affiliates reduces a Transferred MAST Employee’s annual rate of base salary as of immediately prior to the Closing by twenty percent (20%) or more, or (ii) Purchaser or its Affiliates requires a Transferred MAST Employee to increase his or her one-way commuting distance by more than fifty (50) miles. If, during the Continuation Period, Purchaser or its Affiliates takes an action that constitutes a Constructive Termination with respect to a

Transferred MAST Employee, Purchaser or one of its Affiliates shall provide written notification to such Transferred MAST Employee within five (5) days of taking such action that he or she has experienced a Constructive Termination and may resign and receive severance in accordance with the requirements of Section 6.2 if (A) such employee provides written notice to Purchaser of his or her intent to resign due to a Constructive Termination within sixty (60) days after the earlier of (1) the initial occurrence of the event and (2) the date such employee receives the written notification of the Constructive Termination event from Purchaser and (B) Purchaser does not remedy the alleged Constructive Termination event within thirty (30) days of receipt of such notice from the applicable Transferred MAST Employee.

“Contract” shall mean any legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit or Benefit Plan.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions thereof or related, associated or other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any voluntary or mandatory quarantine, “shelter in place,” “stay at home,” social distancing, shutdown, masking, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity.

“CSG Agreement” shall mean that certain Rate Schedule Contract Service Gas Transportation Service Agreement, dated as of October 1, 2013, by and between Seller, Purchaser and PSE&G.

“CSG Agreement Consent to Assignment” shall mean the Consent to Assignment relating to the CSG Agreement, to be entered into concurrently with this Agreement in the form of Exhibit C hereto.

“Eligible Bank” shall mean a commercial bank or trust company organized under the laws of the United States (a) with senior unsecured debt rating of at least “A3” by Moody’s and “A-” by S&P, (b) with a shareholders’ equity of at least ten billion dollars ($10,000,000,000), and (c) that is otherwise acceptable to Seller in its sole discretion.

“Environment” means any surface water, groundwater, land surface, subsurface strata, onshore and offshore (including river and bay) sediment, plant or animal life, natural resources, air (including indoor air and ambient air) and soil.

“Environmental Laws” shall mean any applicable federal, state or local Law relating to pollution or the protection or restoration of the Environment or human health or safety (in the case of human health or safety, as it relates to exposure to Hazardous Substances).

“Environmental Liability” shall mean any and all administrative, regulatory or judicial Actions, suits, notices of noncompliance or violation, demands, demand letters, Orders, claims, Liens, investigations or proceedings by any third party (including any Governmental Entity) alleging liability (including liability for enforcement, investigatory costs, damages, Losses, contribution, indemnification, cost recovery, compensation, injunctive relief, cleanup costs, governmental resource costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties and reasonable attorneys’ fees and consultants’ fees), whether known or unknown, including those arising out of, based on or resulting from (a) any violation or alleged violation of, or liability under, any Environmental Laws or any Permits issued pursuant to Environmental Laws or (b) the presence, release or threatened release of, or exposure to, any Hazardous Substances. Without limiting the foregoing, Environmental Liability shall specifically include any liability under CERCLA or under analogous state laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity (whether or not incorporated) other than Seller Parent that, together with Seller Parent, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

“EWG” shall mean an “exempt wholesale generator” as such term is defined in section 1262(6) of the Public Utility Holding Company Act of 2005 and FERC’s regulations at 18 C.F.R. § 366.1.

“FERC” shall mean the Federal Energy Regulatory Commission.

“Financing Entities” shall mean the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto.

“Financing Parties” shall mean the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Purchaser in lieu of the Debt Financing under the Debt Commitment Letter, in connection with the Sale, including the Financing Entities and their respective Representatives and successors and assigns; provided, that neither Purchaser nor any Affiliate of Purchaser shall be a Financing Party.

“FPA” shall mean the Federal Power Act, as amended, and the rules and regulations promulgated thereunder.

“Fraud” shall mean (a) a materially false representation made in Article III or Article IV herein, (b) made with actual knowledge that such representation is false, (c) with an intention to induce the party to whom such representation is made to act or refrain from acting, (d) the action or inaction of the party to whom such false representation is made in justifiable reliance on such representation, and (e) damage to the party to whom such representation was made as result of such reliance.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, self-regulatory organization, court, tribunal, judicial body, commission, board, bureau, arbitral body, agency or instrumentality, or any regulatory, administrative or other department or agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substance” shall mean any substance, material, pollutant, contaminant, chemical or waste listed, defined, designated or classified as hazardous, toxic or radioactive, or words of similar import, under any Environmental Law, including any petroleum or any derivative or byproduct thereof, mercury, asbestos, or asbestos containing material, per- and polyfluoroalkyl substances, or polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, without duplication, as of any applicable time of determination and calculated in accordance with the Accounting Principles: (a) the outstanding principal amount of any indebtedness for borrowed money of any Transferred Entity, whether evidenced by bonds (other than surety bonds), notes or debentures; (b) any obligations of any Transferred Entity in respect of letters of credit, surety bonds or bank guarantees, in each case to the extent funds have been drawn; (c) obligations to pay the deferred purchase price (including obligations arising under any conditional sale or other title retention arrangement) of property or services, (except trade accounts payable and other current liabilities arising in the ordinary course of business to the extent included in Closing Working Capital), including any “earnout”, contingent consideration or similar payments; (d) any obligations as lessee under capitalized leases determined in accordance with GAAP; (e) any obligations arising out of any interest rate, currency swap arrangements or similar hedging arrangements; (f) any indebtedness or other obligations of any Person guaranteed by any Transferred Entity or secured by any Lien on the assets of any Transferred Entity; (g) for each of the foregoing clauses (a) through (f) any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, make-whole payments, commitment, breakage and other fees, and all other amounts payable in connection with any required repayment of such Indebtedness at or in connection with the Closing or that would otherwise be payable or owed after any such required repayment; and (h) obligations in the nature of any guaranty, direct or indirect, secured or unsecured, of the obligations of other Persons of any of the foregoing; provided, that Indebtedness shall not include (i) any intercompany indebtedness (x) owing by one Transferred Entity to another Transferred Entity or (y) otherwise settled or eliminated at or prior to the Closing pursuant to Section 5.7 or Section 5.8 (including any intercompany indebtedness owing by a Transferred Entity to a member of the Seller Group) or (ii) any Liability in respect of Taxes or (iii) any Excluded Liabilities.

“Intellectual Property” shall mean any and all statutory and/or common law rights relating to intellectual property throughout the world, including those arising out of or associated with the following: (a) all United States and foreign patents and patent applications, statutory invention registrations, or similar rights anywhere in the world in inventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and registrations and applications for registration thereof (“Marks”); (c) World Wide Web addresses and domain names and applications and registrations therefor (“Internet Properties”); (d) copyrights, registrations and applications for registration thereof, and any equivalent rights in works of authorship; and (e) trade secrets and other rights in Know-How that derive independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”).

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge of Purchaser” shall mean the actual knowledge, after reasonable inquiry of their respective direct reports, of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule.

“Knowledge of Seller” shall mean the actual knowledge, after reasonable inquiry of their respective direct reports, of the Persons listed on Section 1.1(a) of the Seller Disclosure Schedule.

“Law” shall mean any federal, state, local, foreign or supranational law (including common law), statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all indebtedness, liabilities, guarantees, assurances, commitments and other obligations, whether absolute, accrued or unaccrued, matured or unmatured, contingent, known or unknown, fixed, variable or otherwise, or whether due or to become due.

“Liens” shall mean all liens, pledges, charges, mortgages, claims, security interests, purchase agreements, options, restrictions on transfer, restrictions, title retention or similar agreements or other encumbrances.

“Losses” shall mean all losses, damages, penalties, Liabilities (including any Environmental Liability), judgments, settlements, payments, claims, fines, deficiencies, interest, fees (including reasonable attorneys’ fees), costs and expenses, incurred or suffered by an Indemnified Party, in each case excluding the items set forth in Section 10.7.

“material to the Business” means material to the Business and the Business (as defined in the PJM EPA), taken as a whole.

“Net Cash” shall mean an amount equal to (a) the aggregate Cash of the Transferred Entities as of 12:01 a.m. (New York City time) on the earlier of the Closing Date or the Adjustment Date minus (b) the aggregate Indebtedness of the Transferred Entities as of 12:01 a.m. (New York City time) on the Closing Date.

“NYPSC” shall mean the New York Public Service Commission.

“NYPSL” shall mean the New York Public Service Law, as amended, and the rules and regulations promulgated thereunder.

“Operator” shall mean a third party professional services or other organization engaged by Purchaser or one of its Affiliates that may employ Transferred Employees after the Closing.

“Order” shall mean any order, judgment, writ, injunction, stipulation, award or decree of any Governmental Entity.

“Overhead and Shared Services” shall mean all overhead and shared services, including financial reporting, legal, tax, compliance, internal audit, insurance program, treasury management, procurement, field maintenance and testing, real estate, investor relations, corporate communications, travel, human resources, ethics compliance, risk management, software licenses, information technology services and other corporate shared services, that are furnished by or on behalf of Seller or any of its Affiliates (other than any Transferred Entity) in the ordinary course of business to both the Business and the Retained Businesses.

“Parts and Services Sharing Agreement” shall mean the Parts and Services Sharing Agreement to be entered into by the parties at or prior to Closing in accordance with the terms set forth in the Parts and Services Term Sheet.

“Parts and Services Term Sheet” shall mean the Summary of Terms and Conditions of the Parts and Services Sharing Agreement attached as Exhibit E hereto.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity. For the avoidance of doubt, Permits shall not include licenses of Intellectual Property.

“Permitted Equity Liens” shall mean (a) Liens created under federal, state or foreign securities Laws, (b) Liens as may be set forth in the respective certificates of formation or limited liability company agreements (or similar governing documents) of a Transferred Entity where made available to Purchaser and (c) any Liens created by or on behalf of Purchaser.

“Permitted Liens” shall mean (a) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business with respect to amounts not yet due and payable or that are being contested in good faith and for which adequate reserves have been established and maintained in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes, assessments or other governmental charges or levies (x) that are not due or payable, (y) that may thereafter be paid without material penalty or (z) that are being contested in good faith by appropriate proceedings and for which reserves have been established on the books of Seller Parent or its applicable Subsidiary in accordance with GAAP, (d) defects or imperfections of title or other Liens not materially interfering with the ordinary conduct of the Business at the asset to which they relate, or the value, use or occupancy thereof, (e) easements, covenants, rights-of-way, restrictions of record and other similar matters that do not secure Indebtedness and that do not materially interfere with the ordinary conduct of the

Business at the asset to which they relate, or the value, use or occupancy thereof, (f) any conditions that would be shown by a current, accurate survey or physical inspection of any Business Real Property that do not materially interfere with the ordinary conduct of the Business at the asset to which they relate, or the value, use or occupancy thereof, (g) zoning, building and other similar restrictions and governmental requirements in connection with the ordinary conduct of the Business (but excluding violations thereof), (h) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which Seller or the Transferred Entities have easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business at the asset to which they relate or the value, use or occupancy thereof, (i) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, in the ordinary course of business, (j) Liens not created by Seller or any of its Affiliates that affect the underlying fee interest of any Business Leased Real Property not materially interfering with the occupancy or ordinary use of the property they encumber and (k) non-exclusive licenses or other rights granted to Intellectual Property.

“Pension Participant” shall mean each person who (a) as of immediately prior to the Closing is a participant in the final average pay component of the Seller Pension Plan, and (b) is a Transferred Business Employee. Section 1.1(e) of the Seller Disclosure Schedule contains a list of each Business Employee who is a participant in the final average pay component of the Seller Pension Plan as of a date that is within five (5) Business Days prior to the date of this Agreement. Seller shall provide an updated version of this Section 1.1(e) of the Seller Disclosure Schedule to Purchaser no later than five (5) Business Days prior to the Closing Date.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“PSE&G” shall mean Public Service Electric and Gas Company, a corporation organized and existing under the laws of New Jersey.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement, including to consummate the Sale when required hereunder.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, pumping, pouring, emitting, escaping, emptying, seeping, placing and migrating into or upon any land or water or air, or otherwise entering into the environment.

“Remedial Action” means any action to investigate, evaluate, assess (including risk assessment of), test, monitor, remove, respond to, treat, abate, remedy, correct, clean-up or otherwise remediate the Release or presence of any Hazardous Substance.

“Remediation and Access Agreement” shall mean the Remediation and Access Agreement to be entered into at the Closing substantially in the form of Exhibit D hereto.

“Representatives” shall mean, when used with respect to any Person, the managers, members, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Affiliates.

“Represented Employee” means each Business Employee who is covered by or otherwise subject to a Collective Bargaining Agreement.

“Restricted Cash” shall mean any cash that is subject to restrictions, limitations, or otherwise restricted for a particular use, purpose, or event and not available for general corporate use, including all deposits with third parties (including landlords) and any amounts held in escrow or for collateral, including all cash posted to support letters of credit, performance bonds or other similar obligations, determined in accordance with the Accounting Principles.

“Retained Businesses” shall mean all businesses of the Seller Group and its Affiliates other than the Business and the Business (as defined in the PJM EPA).

“R&W Insurance Policy” shall mean the representations and warranties insurance policy obtained by Purchaser in connection with the transactions contemplated hereby.

“Sale Process” shall mean all matters relating to the sale or separation of the Business and the review of strategic alternatives with respect to the Business, and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the sale of the Business and (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the Ancillary Agreements.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean each Benefit Plan that is not a Transferred Entity Benefit Plan.

“Seller Group” shall mean Seller Parent and its Subsidiaries.

“Seller Parent” shall mean Public Service Enterprise Group Inc.

“Seller Pension Plan” shall mean the Pension Plan of Public Service Enterprise Group and the Pension Plan of the Public Service Enterprise Group Incorporated II.

“Seller Restructuring Taxes” shall mean any and all Taxes imposed directly on any step (other than incremental Taxes relating solely to the Bifurcation) taken in the Seller Restructuring Transaction (for the absence of doubt, in each case, to the extent such Taxes are (i) for a taxable period or portion thereof ending on or before the Closing Date or (ii) in the case of any action that occurs after the Closing Date, for a taxable period or portion thereof that includes the date such action occurred).

“Seller Transaction Expenses” shall mean the aggregate amount of (a) all out-of-pocket fees and disbursements (including attorneys, investment bankers, accountants and other professional advisors), which have been incurred by Seller or its Affiliates in connection with the Sale Process and are payable by the Transferred Entities, (b) any retention, stay, severance, sale or change of control bonuses payable to any current or former Business Employee or other individual service provider of the Business as a result of or in connection with this execution of this Agreement or the transactions contemplated hereby (but excluding any post-Closing liabilities or obligations arising as a result of the occurrence of both (i) the execution of this Agreement or the consummation of the transactions contemplated hereby and (ii) one or more additional post-Closing events under so-called “double-trigger” severance provisions contained in any Transferred Entity Benefit Plan)), together with the employer portion of any payroll, social security, or other Taxes incurred in connection with such payments and (c) all brokers and finders fees incurred by Seller or its Affiliates in connection with the transactions contemplated by this Agreement.

“Services Agreement” shall mean the Services Agreement to be entered into at the Closing substantially in the form of Exhibit B hereto.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided, that from and after the Closing, none of the Transferred Entities shall be considered a Subsidiary of Seller or any of Seller’s Affiliates.

“Timing Adjustment” shall mean an amount equal to the net sum (whether positive or negative) of the Timing Adjustment Cash Flow for each day included in the Timing Adjustment Period, as calculated in accordance with the Timing Adjustment Principles.

“Timing Adjustment Cash Flow” shall mean the actual aggregate cash flows of the Transferred Entities on a consolidated basis as calculated in accordance with the Timing Adjustment Principles.

“Timing Adjustment Period” shall mean, if the Closing Date is after the Adjustment Date, the period commencing at 12:01 a.m. (New York City time) on the Adjustment Date and ending at 11:59 p.m. (New York City time) on the day prior to the Closing Date.

“Timing Adjustment Principles” shall mean the following principles, and shall be calculated in a manner consistent with the sample calculation attached hereto as Schedule II (which, for the avoidance of doubt, shows what the Timing Adjustment would have been for the period January through March 2021, but shall apply for the entire period from January 1, 2022 through Closing):

1.	Timing Adjustment Cash Flow shall reflect the unlevered free cash flow generation of the Business operating on a standalone basis, as further described below and in the attached Schedule II.

2.	Timing Adjustment Cash Flow shall not be reduced by (in each case except as set forth in clause 3 below):

(a) allocation of corporate overhead (including any charges relating to the Seller’s and its Affiliates’ insurance program);

(b) any dividend or other distribution declared, paid or made by any of the Transferred Entities to the Seller or an Affiliate;

(c) any payment of any other nature made by any of the Transferred Entities to or for the benefit of the Seller or an Affiliate;

(d) any transfer or surrender of assets, rights or other benefits by any of the Transferred Entities to or for the benefit of the Seller or an Affiliate;

(e) any of the Transferred Entities assuming or incurring any liability or obligation for the benefit of the Seller or an Affiliate;

(f) the provision of any guaranty or indemnity or the creation of any encumbrance by any of the Transferred Entities in favor, or for the benefit, of the Seller or an Affiliate;

(g) any waiver, discount, deferral, release or discharge by any of the Transferred Entities of: (i) any amount, obligation or liability owed to it by the Seller or an Affiliate; or (ii) any claim (howsoever arising) against the Seller or an Affiliate;

(h) Seller Transaction Expenses;

(i) capital expenditures or major maintenance charges relating to (i) the use of parts and equipment held in inventory by the Transferred Entities or other Affiliate of Seller and that constitute assets of the Business or (ii) corporate overhead;

(j) the payment of any Indebtedness;

(k) the BGSS asset charge under the CSG Agreement;

(l) any accruals not reducing cash (including any accruals for property taxes).

3.	Timing Adjustment Cash Flow shall be reduced by:

(a) $105,000 per month representing service company direct charges, prorated for any partial months during the calculation period; and

(b) $20,000 per year representing property insurance costs, prorated for any partial year during the calculation period.

“Target Working Capital Amount” shall mean $30,000,000.

“Tax” shall mean any tax of any kind, including any U.S. federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property (which shall also include assessments), customs, tariffs, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other similar duty, assessment or governmental charge, together with all interest, penalties and additions thereto, whether disputed or not.

“Tax Proceeding” shall mean any notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, contest, litigation, dispute, claim or other proceeding in respect of any Taxes.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, and any amendment thereof or schedule or attachment thereto.

“Transferred Entity” shall mean the Transferred Company and each Subsidiary of the Transferred Company as of the Closing, which Subsidiaries are listed on Section 3.1 of the Seller Disclosure Schedule.

“Transferred Entity Benefit Plan” shall mean each Benefit Plan that is (i) sponsored, maintained or contributed to solely by one or more Transferred Entities, or (ii) exclusively for the benefit of the Business Employees and/or former employees of any Transferred Entity, in each case excluding any such Benefit Plan for which Seller shall retain all liabilities under the terms of this Agreement.

“Transferred MAST Employee” shall mean each Transferred Business Employee who is not a Transferred Represented Employee.

“Transferred Represented Employee” shall mean each Transferred Business Employee who is a Represented Employee.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto.

“Working Capital” shall mean (a) the current assets of the Business, as of 12:01 a.m. (New York City time) on the earlier to occur of the Closing Date and the Adjustment Date, as applicable, that are included in the line item categories of current assets specifically identified in Annex A of Schedule I minus (b) the current liabilities of the Business, as of 12:01 a.m. (New York City time) on the earlier to occur of the Closing Date and the Adjustment Date, as applicable, that are included in the line item categories of current liabilities specifically identified in Annex A of Schedule I, in each case, without duplication and without giving effect to the Sale, and calculated in accordance with the Accounting Principles; provided, that in no event shall “Working Capital” include any amounts to the extent included in or with respect to (i) Indebtedness or Cash, (ii) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to the Closing pursuant to Section 5.7 or Section 5.8, (iii) Excluded Assets or Excluded Liabilities, or (iv)

Liabilities or payments that are expressly required to be paid at or following the Closing by Seller or any of its Affiliates pursuant to this Agreement; provided, further, that in no event shall “Working Capital” include any amounts with respect to any (w) oil inventory (or the value thereof), (x) deferred income Tax assets or deferred income Tax Liabilities, (y) asset or Liability with respect to any U.S. federal income Tax or any other Tax, in each case of this clause (y), reportable on a Combined Tax Return and for which the Transferred Entities have no primary liability or (z) any amount accrued or reserved as a Liability in connection with any pending Tax Proceeding. The parties acknowledge and agree that the intention with respect to fuel oil inventory is to deliver the Business at Closing with the number of barrels set forth in Item 1 of Section 5.19(b) of the Seller Disclosure Schedule and promptly, after the date hereof, will work in good faith to agree on a reduction in the Target Working Capital Amount to reflect the elimination of all book value reflected therein relating to fuel oil inventory, and Seller will agree to deliver the Business with such volume of fuel oil inventory at Closing.

Section 1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
ABO Amount	Section 6.10(b)
Accounting Principles	Section 2.4(b)
Additional Purchaser	Recitals
Affiliate Arrangement	Section 3.20
Aggregate Base Purchase Price	Section 7.2(a)
Agreement	Preamble
Allocation	Section 7.2(a)
Base Purchase Price	Section 2.2
Business Financial Information	Section 3.5(a)
Business Leased Real Property	Section 3.12
Business Material Contracts	Section 3.15(a)
Business Owned Real Property	Section 3.12
Business Real Property	Section 3.12
Capex Adjustment Estimate	Section 2.4(a)
Closing	Section 2.1(a)
Closing Adjustments	Section 2.2
Closing Date	Section 2.3(a)
Closing Purchase Price	Section 2.2
Collective Bargaining Agreement	Section 3.11(a)
Commingled Contracts	Section 5.5(b)
Commingled/Delayed Contracts	Section 5.5(b)
Condemnation Value	Section 5.22(a)
Confidential Business Information	Section 5.2(b)
Continuation Period	Section 6.2(a)
Contract Splitting Credit Support	Section 5.5(c)
CT DEEP	Section 5.17
Current Representation	Section 11.12(a)

Data Room	Section 5.16
Debt Commitment Letter	Section 4.6(a)
Debt Financing	Section 4.6(a)
Definitive Agreements	Section 5.15(a)
Designated Person	Section 11.12(a)
Employee List	Section 3.11(c)
Enforceability Exceptions	Section 3.3
Equity Commitment Letter	Section 4.6(b)
Equity Financing	Section 4.6(b)
Equity Investor	Section 4.6(b)
Equity Rights	Section 3.2
Estimated Closing Statement	Section 2.4(a)
Event of Loss	Section 5.22
Excluded Assets	Section 1.1
Excluded Facilities	Section 5.3(g)
Excluded Liabilities	Section 1.1
Excluded Participant	Section 3.10(a)
Existing Affiliate Easements	Section 3.12
Facility	Section 1.1
Final Closing Statement	Section 2.6(c)
Final Purchase Price	Section 2.7(a)
Financing	Section 4.6(b)
Financing Amounts	Section 4.6(e)
Fossil Transaction	Section 11.17
Improvements	Section 3.12
Indemnified Party	Section 10.4(a), Section 5.9(a)
Indemnifying Party	Section 10.4(a)
Independent Accounting Firm	Section 2.6(c)
Initial Closing Statement	Section 2.5(a)
Interest Rate	Section 6.10(b)
Internet Properties	Section 1.1
IT Assets	Section 3.16(b)
Leave Employee	Section 6.1(b)
Legal Restraints	Section 8.1(b)
Lenders	Section 4.6(a)
Limited Guaranty	Recitals
Major Loss	Section 5.22(b)
Marks	Section 1.1
Notice of Disagreement	Section 2.6(a)
NYPSC Guaranty	Section 5.3(c)
Outside Date	Section 9.1(b)(i)
Outstanding Equity Awards	Section 6.9(c)
Parts and Services Sharing Agreement	Section 5.18
PartsCo	Preamble
Patents	Section 1.1
Pension Transfer Amount	Section 6.10(b)

Pension Transfer Date	Section 6.10(b)
Pension Transfer Deadline	Section 6.10(b)
PJM EPA	Recitals
Policies	Section 3.19
Post-Closing Adjustment	Section 2.7(a)
Post-Closing Contamination	Section 5.17
Post-Closing Representation	Section 11.12(a)
Purchaser	Preamble
Purchaser DC Plans	Section 6.8
Purchaser Disclosure Schedule	Article IV
Purchaser Parties	Section 10.1(b)
Purchaser Pension Plan	Section 6.10(a)
Purchaser Termination Fee	Section 9.3(b)
Purchaser Threshold	Section 5.5(c)
Purchaser’s Allocation	Section 7.2(a)
Real Property Leases	Section 3.12
Required Approval	Section 8.1(a)
Resolution Period	Section 2.6(b)
Restoration Costs	Section 5.22(a)
Sale	Section 2.1(a)
Seller	Preamble
Seller 401(k) Plan	Section 6.8
Seller Actuary	Section 6.10(b)
Seller Disclosure Schedule	Article III
Seller Guarantees	Section 3.15(a)(ix)
Seller Names	Section 5.13(a)
Seller Parties	Section 10.1(b)
Seller Restructuring Transactions	Section 5.19(a)
Seller’s Allocation Notice	Section 7.2(a)
Substantial Detriment	Section 5.3(g)
Tail Policy	Section 5.10(b)
Taking	Section 5.22
Third Party Claim	Section 10.4(a)
Third Party Consents	Section 5.5(a)
Timing Adjustment Monthly Estimate	Section 2.4(c)
Trade Secrets	Section 1.1
Transfer Taxes	Section 7.6
Transferred Business Employee	Section 6.1(a)
Transferred Company	Recitals
Transferred Entity Permits	Section 3.9
Transferred Spare Parts	Section 2.1(b)
Units	Recitals
WARN Act	Section 3.11(e)

Article II

THE SALE

Section 2.1 Sale and Purchase.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall, or shall cause its Subsidiaries to, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller or its Subsidiaries, all of Seller’s or its Subsidiaries’ right, title and interest in and to the Units, free and clear of any Liens other than Permitted Equity Liens (the “Sale”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall and shall cause its Affiliates to, transfer, convey, assign and deliver to PartsCo, and PartsCo shall acquire and accept from Seller, the spare parts inventory set forth in the Parts and Services Term Sheet (the “Transferred Spare Parts”), free and clear of any Liens other than Permitted Liens and subject to the terms set forth in the Parts and Services Term Sheet.

Section 2.2 Closing Purchase Price. In consideration for the Units and the Transferred Spare Parts, at the Closing, Purchaser shall deliver to Seller (and/or one or more of Seller’s designees), in cash, an aggregate amount of (a) $550,000,000 (as the same may be adjusted pursuant to Section 5.3(g) or Section 5.22) (the “Base Purchase Price”), plus (b) an amount, which may be positive or negative, that shall be equal to (i) the amount of Working Capital set forth in the Estimated Closing Statement minus (ii) the Target Working Capital Amount, minus (c) the Capex Adjustment Estimate, plus (d) the amount, which may be positive or negative, of Net Cash set forth in the Estimated Closing Statement, minus (e) if the Closing Date occurs on or after the Adjustment Date, the Timing Adjustment (which may be positive or negative) set forth in the Estimated Closing Statement (provided, that if Seller obtains a judgment or settlement pursuant to Section 11.11 to compel Purchaser to proceed to Closing, then the Timing Adjustment will be zero ($0) and no amounts related to the Timing Adjustment shall be payable hereunder, regardless of when the Closing actually occurs) (the amounts in clauses (b), (c), (d) and (e) together, the “Closing Adjustments”) (the aggregate amount determined pursuant to this Section 2.2 and Section 5.22, the “Closing Purchase Price”).

Section 2.3 Closing.

(a) The Closing shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m. (New York City time) on the date that is three (3) Business Days after the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser. The date on which the Closing occurs is referred to as the “Closing Date.”

(b) At the Closing:

(i) Seller shall:

(A) convey to Purchaser all of Seller’s right, title and interest in the Units;

(B) deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(C) deliver to Purchaser a duly executed IRS Form W-9 of Seller (or if Seller is a disregarded entity for U.S. federal income tax purposes, its regarded owner); and

(D) deliver to Purchaser a duly executed counterpart to each of the Ancillary Agreements Seller is party to.

(ii) Purchaser shall:

(A) deliver to Seller (or to any Affiliate designated by Seller) by wire transfer, to an account or accounts designated by Seller (or by such Affiliate) prior to the Closing, immediately available funds in an aggregate amount equal to the Closing Purchase Price;

(B) deliver to Seller the certificate required to be delivered pursuant to Section 8.3(c); and

(C) deliver to Seller a duly executed counterpart to each of the Ancillary Agreements that Purchaser is party to.

Section 2.4 Closing Working Capital and Net Cash Adjustments.

(a) Not less than three (3) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a good faith estimate, together with reasonable supporting documentation for such estimate, of each of (i) Working Capital as of 12:01 a.m. (New York City time) on the earlier of (A) the Adjustment Date and (B) the Closing Date, (ii) Cash as of 12:01 a.m. (New York City time) on the earlier of (A) the Adjustment Date and (B) the Closing Date, (iii) the Capex Adjustment (the “Capex Adjustment Estimate”) as of 12:01 a.m. (New York City time) on the earlier of (A) the Adjustment Date and (B) the Closing Date, (iv) Indebtedness as of 12:01 a.m. (New York City time) on the Closing Date and (v) if applicable, the Timing Adjustment as of 12:01 a.m. (New York City time) on the Closing Date (collectively, the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (i) Seller’s determination of the Closing Adjustments and the Closing Purchase Price after giving effect to the Closing Adjustments and (ii) the account or accounts to which Purchaser shall transfer the Closing Purchase Price pursuant to Section 2.3. If the estimated Closing Date is delayed, Seller shall provide a revised Estimated Closing Date as promptly as reasonably practical prior to such date and the provisions herein shall apply to such revised date.

(b) The Estimated Closing Statement shall be prepared in good faith in accordance with GAAP, applied consistently with the principles, practices, procedures and methodologies set forth in the Business Financial Information as specifically modified by the accounting principles, practices, procedures and methodologies attached as Schedule I hereto (collectively, the “Accounting Principles”), including the use of the same line item categories set forth on Annex A of Schedule I, which sets forth a sample calculation of Working Capital and Net Cash as of December 31, 2020 and in respect of the applicable Timing Adjustment, in accordance with the Timing Adjustment Principles. Seller shall consider in good faith Purchaser’s reasonable comments to the Estimated Closing Statement and/or any of the components thereof or calculations therein; provided, however, that Purchaser’s review of the Estimated Closing Statement shall not delay the Closing.

(c) From the Adjustment Date, no later than thirty (30) days following each calendar month end, Seller shall provide Purchaser a preliminary statement setting forth the Timing Adjustment for the preceding month as compared against the figures from the corresponding month of the preceding fiscal year (each a “Timing Adjustment Monthly Estimate”). Each Timing Adjustment Monthly Estimate may be adjusted to reflect the expected actual figures for such month-end and/or by taking into account Purchaser’s reasonable comments. Purchaser and its Affiliates and Representatives shall be permitted reasonable fulsome access and to review the books, records and work papers of Seller that are reasonably related to the calculation of each Timing Adjustment Monthly Estimate, and Seller shall, and shall cause its Affiliates and Representatives to, reasonably cooperate fully with and assist Purchaser and its Affiliates and Representatives in connection with such review, including by providing reasonable access to such books, records and work papers and making available personnel to the extent reasonably requested, in each case, upon reasonable notice and during normal business hours. Seller shall consider in good faith Purchaser’s reasonable comments to the calculation of each Timing Adjustment Monthly Estimate.

(d) For the avoidance of doubt, the Estimated Closing Statement, the Initial Closing Statement and the Final Closing Statement shall be prepared such that there shall be no duplication of amounts owed under this Agreement and the PJM EPA by either party.

Section 2.5 Post-Closing Statements.

(a) Within ninety (90) days after the Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement setting forth in reasonable detail Purchaser’s calculation of (i) Working Capital as of 12:01 a.m. (New York City time) on the earlier of (A) the Adjustment Date and (B) the Closing Date, (ii) Cash as of 12:01 a.m. (New York City time) on the earlier of (A) the Adjustment Date and (B) the Closing Date, (iii) the Capex Adjustment as of 12:01 a.m. (New York City time) on the earlier of (A) the Adjustment Date and (B) the Closing Date, (iv) Indebtedness as of 12:01 a.m. (New York City time) on the Closing Date, and (v) if applicable, the Timing Adjustment as of 12:01 a.m. (New York City time) on the Closing Date, and Seller’s corresponding calculation of the Closing Adjustments (collectively, the “Initial Closing Statement”). The Initial Closing Statement shall be prepared in good faith in accordance with the Accounting Principles, applied consistently with their application in connection with the Estimated Closing Statement, including the use of the same line item categories set forth on Annex A of Schedule I and in respect of the Timing Adjustment shall be prepared in good faith in accordance with the Timing Adjustment Principles, applied consistently with their application in connection with the applicable Estimated Closing Statement.

(b) Following the Closing through the date that the Initial Closing Statement has become final and binding in accordance with Section 2.6(c), Purchaser and its Affiliates and Representatives shall be permitted reasonable fulsome access and to review the books, records and work papers of Seller that are reasonably related to the calculation of the Timing Adjustment, Working Capital, the Capex Adjustment and Net Cash, and Seller shall, and shall cause its Affiliates and Representatives to, reasonably cooperate fully with and assist Purchaser and its Affiliates and Representatives in connection with such review, including by providing reasonable access to such books, records and work papers and making available personnel to the extent reasonably requested, in each case, upon reasonable notice and during normal business hours.

(c) Each of Purchaser and Seller agrees that, following the Closing through the date that the Initial Closing Statement becomes final and binding in accordance with Section 2.6(c), it shall not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Information or the Initial Closing Statement are based, or on which the Final Closing Statement is to be based (including the Accounting Principles) that would reasonably impede or delay the final determination of the amount of Working Capital, the Capex Adjustment or Net Cash as of 12:01 a.m. (New York City time) on the Closing Date or the Adjustment Date, as applicable, or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.6 Reconciliation of Initial Closing Statement.

(a) Purchaser shall notify Seller in writing no later than sixty (60) days after Seller’s receipt of the Initial Closing Statement if Purchaser disagrees with any aspects of the Initial Closing Statement, which notice shall reasonably describe the basis for any such disagreements (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Seller within such sixty (60) day period, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c).

(b) During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement.

(c) If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to any of the matters identified in the Notice of Disagreement, Seller and Purchaser shall submit all such remaining matters to (i) an independent certified public accounting firm in the United States mutually acceptable to Seller and Purchaser or (ii) if Seller and Purchaser are unable to agree upon such firm within ten (10) days after the end of the Resolution Period, then within an additional ten (10) days, Seller and Purchaser shall each select one (1) firm and those two (2) firms shall, within ten (10) days after their selection, select a third (3rd) firm (the firm selected in accordance with clause (i) or (ii), as applicable, the “Independent Accounting Firm”). As promptly as practicable, and in any event not more than twenty (20) days following the engagement of the Independent Accounting Firm, Seller and Purchaser shall each prepare and submit a written submission detailing its complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (and such presentation, and all other communications with the Independent Accounting Firm, shall be simultaneously made or delivered to the other party). Seller and Purchaser shall instruct the Independent Accounting Firm to, as soon as practicable after the submissions described in the immediately preceding sentence and in any event not more than thirty (30) days thereafter, make a final determination in accordance with the Accounting Principles, the Timing Adjustment Principles and the provisions of this Agreement and based solely on the written submissions of the parties, binding on the parties to this Agreement, of the appropriate amount of each of the matters that remain in dispute solely to the extent indicated in the Notice of Disagreement that Seller and Purchaser have submitted to the Independent Accounting Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Purchaser in the Notice of Disagreement or by Seller in the Initial Closing Statement with respect to such disputed matter. For the avoidance of doubt, the Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement (and that have not been thereafter resolved by written agreement of the parties) and shall not consider any events or developments that occurred after the Closing. The Initial Closing Statement as may be adjusted and as finally determined through written agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c) shall be the “Final Closing Statement.”

(d) All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm and enforcement of the determination thereof shall be borne by Seller and Purchaser in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative amounts in dispute and shall be determined by the Independent Accounting Firm at the time its final determination is rendered. During the review by the Independent Accounting Firm, Purchaser and Seller shall, and shall cause their respective Affiliates (including, in the case of Purchaser, the Transferred Entities) and Representatives to, reasonably cooperate with the Independent Accounting Firm.

(e) The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of the parties and their respective Affiliates for any disputes related to the Closing Adjustments, the Post-Closing Adjustment, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith.

Section 2.7 Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a) (i) the amount of Working Capital set forth in the Final Closing Statement minus (ii) the amount of Working Capital set forth in the Estimated Closing Statement, minus (b) (i) the amount of the Capex Adjustment set forth in the Final Closing Statement, minus (ii) the amount of the Estimated Capex Adjustment set forth in the Estimated Closing Statement, plus (c) (i) the amount of Net Cash set forth in the Final Closing Statement minus (ii) the amount of Net Cash set forth in the Estimated Closing Statement, minus (d) (i) the amount of the Timing Adjustment set forth in the Final Closing Statement minus (ii) the amount of the Timing Adjustment set forth in the Estimated Closing Statement. For the avoidance of doubt, any of the amounts set forth in the preceding sentence may be either a positive or a negative amount. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay such positive amount in cash to Seller (or one or more Affiliates designated by Seller). If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the absolute value of such negative amount. The Closing Purchase Price, as adjusted by the Post-Closing Adjustment, shall be the “Final Purchase Price.” Any such payment pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Closing Statement to an account designated in writing by the party entitled to the payment within three (3) Business Days after the determination of the Final Closing Statement.

Section 2.8 Withholding. Purchaser and its Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller or any other Person such amounts as Purchaser or its Affiliate is required to deduct and withhold under applicable Law with respect to the making of such payment (but, for the absence of doubt, not any other amounts). Except for any withholding required pursuant to Section 1445 of the Code as a result of any failure to deliver the form required by Section 2.3(b)(i)(C), if Purchaser or its Affiliate determines that any deduction or withholding is required under an applicable Tax Law in respect of a payment or other consideration otherwise deliverable pursuant to this Agreement, Purchaser or its Affiliate, as applicable, shall use commercially reasonable efforts to provide written notice to Seller no later than ten (10) days prior to the date on which such deduction or withholding is to be made, and the parties shall use commercially reasonable efforts to cooperate to mitigate any such requirement. To the extent that amounts are deducted and withheld as provided by the above provisions of this Section 2.8 and timely paid over to the appropriate taxing authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made; provided, that, the Parties acknowledge and agree, in the case of any deduction or withholding by Purchaser or any of its Affiliates that was not required under applicable Law, subject to the provisions of Article X, Purchaser and the Transferred Entities shall indemnify and hold harmless the Seller Parties from and against any and all Losses incurred or suffered by the Seller Parties to the extent arising out of or resulting from, the breach of the covenants and agreements of Purchaser and its Affiliates contained in this Section 2.8. Purchaser or its Affiliate, as applicable, shall furnish to such Person the original receipt issued by such Governmental Entity, if any, or otherwise such other documentation available to Purchaser and reasonably satisfactory to such Person, evidencing such payment, in each case, as soon as reasonably practicable but no later than ten (10) Business Days after the date of such payment.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Seller hereby represents and warrants to Purchaser as of the date hereof and as of the Closing Date as follows:

Section 3.1 Organization and Qualification; Subsidiaries. Seller and each Transferred Entity is a limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Transferred Entity has all requisite limited liability company or other organizational power and authority to carry on its businesses as now being conducted. Seller and each Transferred Entity is qualified to do business and is in good standing as a foreign limited liability company or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not (i) reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or (ii) be reasonably expected to impair or materially delay the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements. Section 3.1 of the Seller Disclosure Schedule sets forth a list of all Transferred Entities. Seller has made available to Purchaser true, complete and correct copies of the Organizational Documents of each Transferred Entity, which are in full force and effect, and the Transferred Entities are not in default under or in violation of any provision of its Organizational Documents.

Section 3.2 Capitalization of the Transferred Entities. The Units are duly authorized and validly issued and owned by Seller, free and clear of all Liens, except Permitted Liens. Section 3.2 of the Seller Disclosure Schedule sets forth, with respect to each Transferred Entity, its jurisdiction of organization, (ii) its form of organization and (iii) the issue and outstanding equity interests thereof, including the number and amount thereof and the record holder thereof. All of the equity interests of the Transferred Entities are validly issued, fully paid and nonassessable, and have been issued in compliance with applicable Laws and not in violation of preemptive or similar rights of any other Person. All equity interests of each Transferred Entity (other than the Transferred Company) are owned, directly or indirectly, by the Transferred Company, in each case free and clear of all Liens, except Permitted Liens. The Transferred Entities do not own, beneficially or of record, directly or indirectly, any Subsidiary or any capital stock or other voting securities of, or other ownership interests in, any Person other than as set forth on Section 3.2 of the Disclosure Schedule. Except for the Units and any interest held by a Transferred Entity, there are no limited liability company interests, shares of common stock or preferred stock or other equity interests of any Transferred Entity issued or outstanding, and there are no rights of first refusal or offer, options, warrants, subscription rights, call rights, preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, phantom interests, profits interests, restricted units, other compensatory equity or equity linked rights, voting rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other equity interests in any Transferred Entity or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of any Transferred Entity, and no securities evidencing such rights are issued or outstanding (collectively, “Equity Rights”). None of the Transferred Entities has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the equity holders of such Transferred Entity on any matter. There are no restrictions on the voting or transfer of the issued and outstanding equity interests of any of the Transferred Entities pursuant to the Organizational Documents of the applicable Transferred Entity, except as contemplated by the PJM EPA.

Section 3.3 Authority Relative to this Agreement. Seller has all necessary limited liability company or similar power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. This Agreement has been duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”). Seller or its applicable Affiliate has all necessary limited liability company or similar power and authority to execute, deliver and perform the Ancillary Agreements in accordance with the terms thereof. At the Closing, the Ancillary Agreements executed and delivered by Seller or its applicable Affiliate shall be duly and validly executed and delivered by Seller or its applicable Affiliate, and, assuming the due authorization, execution and delivery of the Ancillary Agreements by Purchaser or its applicable Affiliates, shall constitute valid, legal and binding agreements of Seller or its applicable Affiliate, enforceable against Seller or its applicable Affiliate in accordance with the terms thereof, subject to the Enforceability Exceptions. No vote or other approval of the equity holders of Seller Parent is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof.

Section 3.4 Consents and Approvals; No Violations. Except as set forth on Section 3.4 of the Seller Disclosure Schedule, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Seller for the execution, delivery and performance by Seller of this Agreement or by Seller or any Affiliate thereof of the Ancillary Agreements to which it is a party or the consummation by Seller or any Affiliate thereof of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of the HSR Act or (b) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure of which to make or obtain would not reasonably be expected (x) to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole or (y) to impair or materially delay the ability of Seller to carry out its obligations under, and to consummate the transaction contemplated by, this Agreement. Assuming compliance with the items listed on Section 3.4 of the Seller Disclosure Schedule and described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Seller or the Ancillary Agreements by Seller or any applicable Affiliate thereof, nor the consummation by Seller or any Affiliate thereof of the transactions contemplated hereby or thereby, shall (i) conflict with or result in any breach, violation or infringement of any provision of the Organizational Documents of Seller or any Transferred Entity, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration)

under, any of the terms, conditions or provisions of any Business Material Contract, or (iii) violate any Law applicable to any Transferred Entity or any of their respective properties or assets, except, in the case of each of clauses (ii) and (iii), as would not reasonably be expected (A) to be material to the Business and the Transferred Entities, taken as a whole or (B) to impair or materially delay the ability of Seller to carry out its obligations under, and to consummate the transaction contemplated by, this Agreement.

Section 3.5 Financial Information; Liabilities.

(a) Section 3.5 of the Seller Disclosure Schedule sets forth, with respect to the Transferred Entities, on a consolidated basis, certain unaudited financial information for the years ended December 31, 2020 and 2019 (such unaudited financial information, together with any notes thereto, the “Business Financial Information”). The Business Financial Information (x) was prepared in accordance with GAAP consistently applied throughout the periods involved, except as otherwise noted therein or as set forth in Section 3.5 of the Seller Disclosure Schedule, and (y) presents fairly, in all material respects, the results of operations of the Transferred Entities, on a consolidated basis, for each line item presented, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to normal and recurring year-end adjustments that are not material in nature or amount; provided, that the Business Financial Information and the foregoing representations and warranties in clauses (x) and (y) are qualified by (i) the disclosures relating to the basis of presentation set forth in Section 3.5 of the Seller Disclosure Schedule and (ii) the fact that (A) the Transferred Entities and the Transferred Entities (as defined in the PJM EPA) have not operated on a separate standalone basis and have historically been reported within Seller Parent’s or Seller’s consolidated financial statements, (B) the Business Financial Information omits certain labor, service and other allocated charges and therefore does not reflect amounts that the Transferred Entities have incurred in respect of such charges historically or would incur on a standalone basis or in arms-length transactions and (C) the Business Financial Information is not necessarily indicative of what the results of operations of the Business or all or any of the Transferred Entities may be in the future. There are no material off-balance sheet transactions, arrangements or obligations attributable to a Transferred Entity or the Business.

(b) There are no Liabilities or obligations of the Business or the Transferred Entities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a balance sheet (or disclosed in the accompanying footnotes thereto), other than those that (i) are reflected in the Business Financial Information or in the determination of Working Capital or Net Cash, (ii) have been incurred in the ordinary course of business since December 31, 2020 (except to the extent such Liabilities or obligations arise from breaches by the Transferred Entities of any Business Material Contract or the failure of the Transferred Entities to comply with applicable Law), (iii) are expressly incurred in connection with the transactions contemplated hereby or the announcement, negotiation, execution or performance of this Agreement, the Ancillary Agreements or the Sale, (iv) have been or shall be discharged or paid off prior to Closing, (v) constitute Excluded Liabilities, or (vi) would not reasonably be expected to materially adversely affect the Business and the Transferred Entities, taken as a whole.

(c) Seller Parent, with respect to the Transferred Entities, maintains books and records reflecting their assets and Liabilities that are accurate in all material respects, and systems of internal accounting controls that are designed to provide reasonable assurance in all material respects that (i) transactions are executed with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements in accordance with GAAP, and (iii) access to their assets is permitted only in accordance with management’s general or specific authorization, it being understood that Seller Parent’s policies and procedures are designed and implemented giving effect to the business of the Seller Group as a whole and therefore levels of materiality and other determinations made with respect to the Seller Group are not the same as if the Business were operated on a standalone basis.

Section 3.6 Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement, (a) since December 31, 2020, the Business has been operated in the ordinary course of business in all material respects consistent with past practice, (b) since December 31, 2020, there has not occurred any event, change, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, and (c) since December 31, 2020, no Transferred Entity has taken any action which if taken after the date of this Agreement and prior to Closing would require Purchaser consent pursuant to Section 5.4(a) other than Sections 5.4(a)(iv)(C), (vii), (viii), (x), (xv) and (xviii).

Section 3.7 Litigation. Since the date that is three (3) years prior to the date of this Agreement, (a) there has been no, and there is no, Action pending or, to the Knowledge of Seller, threatened in writing against any Transferred Entity, or their respective assets and properties, or other member of the Seller Group arising out of or relating to the Business, except as (i) would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, or impair or materially delay Seller’s ability to perform its obligations hereunder or under any Ancillary Agreement or to consummate the transactions completed hereby and thereby or (ii) as otherwise set forth on Section 3.7 of the Seller Disclosure Schedule, and (b) no Transferred Entity (nor any other member of the Seller Group solely with respect to the Business) is subject to any outstanding Order, except as (i) would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole or (ii) impair or materially delay Seller’s ability to perform its obligations hereunder or under any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby.

Section 3.8 Compliance with Laws.

(a) (i) None of the Transferred Entities are, and no other member of the Seller Group with respect to the Business is, or since the date that is three (3) years prior to the date hereof has been, in material violation of any Laws or Orders issued by a Governmental Entity and (ii) none of the Transferred Entities or any other member of the Seller Group with respect to the Business has, since the date that is three (3) years prior to the date hereof, received any written notice alleging any such violation in connection with the Business.

(b) Since the date that is three (3) years prior to the date hereof, none of the Transferred Entities, any other member of the Seller Group with respect to the Business, nor any of their respective Representatives acting on behalf of such Transferred Entity or the Business (i) has used or is using any funds of any Transferred Entity for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any funds of any Transferred Entity for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, as amended or any similar Law under any jurisdiction, (iv) has established or maintained, or is maintaining, any unlawful fund monies or other properties of any Transferred Entity, (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (vi) has violated any anti-money laundering or anti-boycott provisions of any applicable Law relating to money laundering, exports and embargos.

Section 3.9 Permits. The Transferred Entities hold all Permits necessary for the conduct of the Business as conducted on the date hereof (the “Transferred Entity Permits”), except for failures to hold such Transferred Entity Permits that would not reasonably be expected be material to the Business and the Transferred Entities, taken as a whole. Except where the failure to so comply would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole (a) the Transferred Entities are in compliance with the terms of the Transferred Entity Permits and, (b) each such Transferred Entity Permit is valid, subsisting and in full force and effect, and (c) each such Transferred Entity Permit is transferrable, to the extent required, to Purchaser at Closing. Each of the Transferred Entities is an EWG. Since the date that is three years prior to the date hereof, neither Seller nor any Transferred Entity has received a written notice from any Governmental Entity indicating that any Transferred Entity Permit may be suspended, revoked, modified or not renewed.

Section 3.10 Employee Benefit Plans.

(a) Each Transferred Entity Benefit Plan is set forth in Section 3.10(a)(i) of the Seller Disclosure Schedule and each material Seller Benefit Plan is set forth in Section 3.10(a)(ii) of the Seller Disclosure Schedule. Seller has made available to the Purchaser copies of the following documents with respect to each Transferred Entity Benefit Plan (to the extent applicable): (i) the current plan and trust documents and adoption agreement (including any amendments thereto) and the most recent summary plan description and each summary of material modifications thereto; (ii) the most recent determination, advisory or opinion letter received from the Internal Revenue Service with respect to any Transferred Entity Benefit Plan intended to be qualified under Section 401(a) of the Code; (iii) any material, non-routine correspondence with a Governmental Entity during the past three years; and (iv) most recent actuarial report or financial statement. With respect to each material Seller Benefit Plan, Seller has made available to the Purchaser copies of the most recent summary plan description or a summary or written description of the material terms of each such Seller Benefit Plan. No Transferred Entity Benefit Plan covers any employees or other service providers outside of the United States. No Excluded Participants participate in an Transferred Entity Benefit Plan. For purposes of this Agreement, the term “Excluded Participant” shall mean any participant in an Transferred Entity Benefit Plan who is not a current or former employee of a Transferred Entity.

(b) Each Transferred Entity Benefit Plan has been maintained, administered, funded and operated in compliance in all material respects with its terms and with applicable Law, and all contributions or premiums required to be made by any Transferred Entity or Seller or any of its Affiliates to any Transferred Entity Benefit Plan have been timely made or, if not yet due, properly accrued in accordance with GAAP.

(c) Each Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code is entitled to rely upon a favorable determination letter or opinion letter issued by the Internal Revenue Service, and to the Knowledge of the Seller, nothing has occurred whether by action or failure to act that would reasonably be expected to result in the loss of the qualified or exempt status of any such Benefit Plan. Except as would not be reasonably expected to result in material liability to the Transferred Entities, (i) no event has occurred and no condition exists that would subject any Transferred Entity, either directly or by reason of its affiliation with any ERISA Affiliate, to any tax, fine, lien, penalty or other liability imposed by ERISA or the Code and (ii) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code or Section 502 of ERISA) has occurred with respect to any Benefit Plan.

(d) As of the date of this Agreement, there is no pending or, to the Knowledge of Seller, threatened Action relating to the Transferred Entity Benefit Plans, except for routine claims for benefits, except as would not be reasonably expected to result in material liability to the Transferred Entities.

(e) Except as set forth on Section 3.10(e) of the Seller Disclosure Schedule, in the past six years, none of the Transferred Entities or any of their respective ERISA Affiliates has sponsored, maintained, contributed to or has had any obligation to contribute to or any Liability with respect to, (i) except as would not reasonably be expected to result in any Liability to Purchaser and its Subsidiaries (including, after the Closing, the Transferred Entities), a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA) that is or was subject to Title IV of ERISA or Sections 412, 430, 431, 432, or 436 of the Code, (ii) a multiple employer plan within the meaning of Section 4001(a)(3) of ERISA or (iii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). None of the Transferred Entities is required to provide any post-employment or post-retirement health, medical or life insurance coverage for current, former or retired employees, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(f) Each Transferred Entity Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A) is in documentary and operational compliance in all material respects with Code Section 409A and the applicable guidance issued thereunder. There is no Contract, agreement, plan or arrangement which requires Seller or any of its Affiliates, including the Transferred Entities, to pay a Tax gross-up or reimbursement payment to any Business Employee with respect to any Tax-related payments under Section 409A of the Code or Section 280G or 4999 of the Code.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would reasonably be expected to, either alone or in combination with any other event, (i) result in any payment becoming due to any Business Employee or other individual service provider of the Business, (ii) increase any compensation or benefits under any Benefit Plan or otherwise with respect to any Business Employee or other individual service provider of the Business, or (iii) result in the acceleration of the time of payment, vesting or funding or increase the amount of, any compensation or benefits due to any Business Employee or other individual service provider of the Business.

(h) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of the Business who is a “disqualified individual” within the meaning of Section 280G of the Code could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(i) No Transferred Entity has deferred any Taxes under Section 2302 of the CARES Act, similar law or executive order of the President of the United States or received or claimed any Tax credit under Section 2301 of the CARES Act, similar law or executive order of the President of the United States or Sections 7001-7003 of the Families First Coronavirus Response Act, as may be amended.

Section 3.11 Employees; Labor Matters.

(a) Except as set forth in Section 3.11(a) of the Seller Disclosure Schedule, as of the date of this Agreement, (i) none of the Transferred Entities and no Business Employee with respect to his or her services to Seller or its Affiliates, is a party to or subject to a collective bargaining or other labor-related agreement or arrangement with any labor union or labor organization applicable to the Business (a “Collective Bargaining Agreement”) and (ii) other than with respect to the Business Employees subject to the Collective Bargaining Agreements set forth on Section 3.11(a) of the Seller Disclosure Schedule, no union or other labor organization represents any Business Employees or has made a written demand to the Transferred Entities to be recognized as, or filed a petition to be certified as, the bargaining unit representative of any Business Employees, with respect to their employment with the Transferred Entities. Seller and its Affiliates are in compliance in all material respects with all Collective Bargaining Agreements.

(b) Since the date that is two (2) years prior to the date of this Agreement, (i) there is and has been no pending or threatened organizational efforts by or on behalf of any Business Employees, and (ii) there are and have been no material strikes, material lockouts, material work stoppages, material grievance, material unfair labor practice charge, material arbitrations, or other material labor dispute or disruption involving any Business Employee with respect to his or her services to Seller or its Affiliates.

(c) Section 3.11(c) of the Seller Disclosure Schedule sets forth a complete and accurate census (the “Employee List”) of each Business Employee employed by Seller and its Affiliates as of a date that is within five (5) Business Days prior to the date of this Agreement, including (as permitted by applicable Law) each employee’s name or employee identification number, the Affiliate that employs him or her, job position, principal work location, exempt or non-exempt status, salary or hourly rate of pay as applicable, and whether a Represented Employee or not. Neither Seller nor any of its Affiliates employs or has employed any Business Employees with a primary work location outside of the United States.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, all exempt employees, independent contractors, leased employees, and other individuals employed or engaged by the Transferred Entities have for the past three (3) years been properly classified at all times under all applicable Laws.

(e) Since the date that is two (2) years prior to the date of this Agreement, neither the Seller nor any of its Affiliates has taken any action with respect to the Business that would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 or its regulations or any similar applicable Laws (“WARN Act”). In the last six months, neither the Seller nor any of its Affiliates have carried out any “employment loss” (as defined by the WARN Act), or layoff or material reduction in hours of work, in any case with respect to the Business, which, if continued, in the aggregate would reasonably be expected to constitute a “plant closing” or “mass layoff” under the WARN Act.

Section 3.12 Real Property. Section 3.12 of the Seller Disclosure Schedule sets forth a list, as of the date hereof, that is complete and accurate in all material respects of (a) the real property owned by Seller or any Transferred Entity with respect to the Business and being transferred to Purchaser as part of the Sale hereunder (the “Business Owned Real Property”) and the applicable Seller or Transferred Entity that is the holder thereof and (b) the real property leased, subleased or licensed by any Transferred Entity or other applicable Affiliate of Seller with respect to the Business and being transferred to Purchaser as part of the Sale hereunder, other than the Business Owned Real Property (the “Business Leased Real Property” and, together with the Business Owned Property, the “Business Real Property”). Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, each of the Transferred Entities, as applicable, has, good and marketable title to all Business Owned Real Property and a valid leasehold, subleasehold or license interest, as applicable, in the Business Leased Real Property leased, subleased or licensed by it, in each case free and clear of all Liens, except Permitted Liens. There are no pending or, to the Knowledge of Seller, threatened condemnation proceedings affecting any Business Owned Real Property or Business Leased Real Property or any material portion thereof, except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole. All leases, subleases and licenses, together with all amendments, modifications and supplements thereto (collectively, the “Real Property Leases” and each a “Real Property Lease”) for the Business Leased Real Property are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions, except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole. Neither Seller nor any Transferred Entity has received any written notice of any, and there is no, default or other matter or condition in existence as of the date hereof that would constitute a breach under any Real Property Lease by any of the Transferred Entities under any such lease, sublease or license, except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole. Except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole, the buildings, structures, fixtures and other improvements located on the Business Owned Real Property and the Business Leased Real Property (collectively, the “Improvements”) comply with all applicable Laws. Except as would not reasonably be expected to be material to the Transferred Entities and the

Business, taken as a whole, none of the Improvements require any special dispensation, variance or special permit under any Law (whether or not such dispensation, variance or special permit has been issued and obtained). Section 3.12(c) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, that is complete and accurate in all material respects of all easements, servitudes, rights of way and similar agreements that encumber, affect or have otherwise granted rights in and to the Business Real Property in favor of the Seller, PSE&G or their respective Affiliates (together with all amendments, modifications and other supplements thereto, the “Existing Affiliate Easements”). The Existing Affiliate Easements do not materially interfere with, and would not reasonably be expected to materially interfere with as a result of the exercise of the rights of the parties thereunder, the ordinary conduct of the Business as conducted as of the date hereof at the asset to which they relate, or the use or occupancy thereof.

Section 3.13 Taxes. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole:

(a) All Tax Returns required to be filed by any Transferred Entity or with respect to the Business have been timely filed (taking into account permitted extensions) with the appropriate taxing authority, and all such Tax Returns are true, correct and complete in all respects.

(b) All Taxes payable by the Transferred Entities or with respect to the Business (whether or not shown as due on any Tax Return) have been duly and timely paid or shall be duly and timely paid by the due date thereof. No written claim has been made during the past three (3) years by a taxing authority in a jurisdiction where a Tax Return is not filed by a Transferred Entity or with respect to the Business that such entity or the activities or operations of the Business are or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

(c) No Tax Proceeding with respect to any Taxes of the Transferred Entities or with respect to the Business is currently pending or has been threatened in writing. No deficiencies for Taxes with respect to any Transferred Entity or the Business have been claimed, proposed or assessed in writing by any taxing authority. No Transferred Entity has waived any statutes of limitations (other than automatic or automatically granted waivers) in respect of Taxes that remains open, nor agreed in writing to any extension of time in respect of a Tax assessment or deficiency by or with respect to any Transferred Entity or the Business that remains open (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), nor has any request been made in writing for such a waiver or extension that is currently pending (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business.

(d) All applicable Laws relating to the collection and withholding of Taxes have been complied with by the Transferred Entities and with respect to the Business.

(e) No “listed transaction,” within the meaning of Treasury Regulations Section 1.6011-4, has been participated in by any Transferred Entity or in the course of conducting the Business.

(f) There are no Liens for Taxes upon any property of the Transferred Entities other than Permitted Liens.

(g) Each Transferred Entity is, and has been since its formation (except for PSEG Power New York LLC, which since May 1, 2009 has been), disregarded as an entity separate from its owner for U.S. federal income tax purposes (in the case of taxable periods, or portions thereof, ending on or prior to the date of the direct or indirect acquisition of such Transferred Entity by Seller or a Seller Affiliate, to the Knowledge of Seller).

(h) No Transferred Entity has ever been a member of an affiliated group filing a consolidated federal income Tax or any similar group for federal, state, local or foreign Tax purposes other than any such group for which Seller or a Seller Affiliate was the common parent (in the case of taxable periods, or portions thereof, ending on or prior to the date of the direct or indirect acquisition of such Transferred Entity by Seller or a Seller Affiliate, to the Knowledge of Seller). No Transferred Entity has any Liability for Taxes of any Person (other than Seller Parent and its Subsidiaries, including the Transferred Entities) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, or (iii) by Contract (other than any Contract the primary purpose of which does not relate to Taxes, any Contract subject to termination under Section 7.3, and any Contract solely between Transferred Entities) (in the case of any such Liability for any taxable periods, or portions thereof, ending on or prior to the date of the direct or indirect acquisition of such Transferred Entity by Seller or a Seller Affiliate, to the Knowledge of Seller).

(i) No Transferred Entity is a party to or bound by or has any liability pursuant to any written Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (other than any Contract the primary purpose of which does not relate to Taxes, any Contract subject to termination under Section 7.3, and any Contract solely between Transferred Entities).

(j) No Transferred Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any Section 481 adjustment (or similar adjustment under state, local or non-U.S. law) made or any installment sale or open transaction consummated prior to the Closing.

(k) The unpaid Taxes of the Transferred Entities did not exceed the reserves for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet included in the Business Financial Information (rather than in any notes thereto), and since the date thereof, no Transferred Entity has incurred any Liability for Taxes outside the ordinary course of business or otherwise inconsistent with past practice.

(l) Notwithstanding any other provision of this Agreement to the contrary, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.13 (and Section 3.10 insofar as such Section specifically relates to Taxes, Section 3.4 and Section 3.15) (i) are the only representations and warranties made by Seller with respect to Tax matters, and no other provision of this Agreement shall be interpreted as containing any representation or warranty with respect thereto, and (ii) except for Section 3.13(f), 3.13(g), 3.13(i) and the first sentence of Section 3.13(h), shall not be interpreted as containing any representation or warranty with respect to any Tax matters with respect to U.S. federal income Taxes or any other Taxes reportable on a Combined Tax Return unless a Transferred Entity could reasonably be expected to be liable for such Taxes.

Section 3.14 Environmental Matters.

(a) Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, and except with respect to any Excluded Liabilities, the Transferred Entities conduct (and since the date that is three (3) years prior to the date hereof, have conducted) their businesses in compliance with all Environmental Laws.

(b) Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, and except with respect to any Excluded Liabilities, (i) there are (and since the date that is three (3) years prior to the date hereof, there have been) no releases of Hazardous Substances by any Transferred Entity or, to the Knowledge of Seller, any third party at, on, under or from any Business Real Property or any other real property formerly owned, leased or operated by any Transferred Entity in connection with the operation of the Business, and (ii) to the Knowledge of Seller, there are no other conditions existing currently on any Business Real Property or on any other real property formerly owned, leased or operated by any Transferred Entity, or by Transferred Entities at any third-party locations, in the case of each of clauses (i) and (ii), that would reasonably be expected to give rise to any Environmental Liability of any Transferred Entity.

(c) Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, and except with respect to any Excluded Liabilities, there is no Action or Order pending or, to the Knowledge of Seller, threatened in writing against the Transferred Entities relating to any violation, or alleged violation, of any Environmental Law, nor has any Transferred Entity since the date that is three (3) years prior to the date hereof agreed to indemnify, assume or otherwise take responsibility for any Environmental Liability.

(d) Seller has made available to Purchaser true, correct and complete copies of all material written environmental assessments, reports and studies dated within the three (3) years preceding the date hereof (including those set forth on Section 3.14(d) of the Seller Disclosure Schedule) to the Knowledge of Seller and in Seller’s possession in relation to any of the Transferred Entities or the Business.

(e) Notwithstanding any other provision of this Agreement to the contrary, Purchaser acknowledges and agrees that the representations and warranties contained in Section 3.4, Section 3.9 and this Section 3.14 are the only representations and warranties made by Seller with respect to environmental matters, and no other provision of this Agreement or the Ancillary Agreements shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.15 Material Contracts.

(a) Section 3.15(a) of the Seller Disclosure Schedule sets forth as of the date of this Agreement a list of the following Contracts (other than Benefit Plans, purchase orders and invoices) to which any of the Transferred Entities or other applicable Affiliate of Seller is a party or by which any of their respective properties or assets are bound, in each case with respect to the Business (such Contracts and including purchase orders and invoices whether or not listed on Section 3.15(a) of the Seller Disclosure Schedule, the “Business Material Contracts”):

(i) each power purchase agreement, sale or exchange agreement or similar bilateral Contract;

(ii) each electricity interconnection, transmission or marketing agreement;

(iii) each (A) engineering, procurement and construction agreement, (B) equipment supply or service agreement, (C) warranty agreement and performance guarantee agreement and (D) operation and maintenance agreement, in each case (x) that obligates any Transferred Entity to make payments in excess of $2,000,000 in any calendar year and (y) other than any such agreement that has expired or otherwise been terminated in accordance with its terms;

(iv) any Contract committing the Business or any Transferred Entity to any future capital expenditures or capital investments in excess of $1,000,000 during any calendar year or $8,000,000 over the term of such Contract;

(v) the Real Property Leases;

(vi) any Contract that by its express terms (A) materially limits or materially impairs the ability of the Transferred Entities to compete in any line of business or with any Person or in any geographic area or otherwise carry out their business (including through non-compete, exclusivity or “most-favored nation” provisions), (B) contains any rights of first offer or refusal or similar rights binding on any Transferred Entity or (C) obligates any Transferred Entity to make a minimum amount of purchases of goods or services or obligates any Transferred Entity or the Business to maintain a minimum amount of inventory, in each case in excess of $2,000,000 during any calendar year or $8,000,000 over the term of such Contract;

(vii) any Contract evidencing Indebtedness for borrowed money of any Transferred Entity (whether or not incurred, assumed, guaranteed or secured by any asset of any Transferred Entity), other than any Indebtedness for borrowed money to the extent owing from any of the Transferred Entities to any of the other Transferred Entities;

(viii) any Contract with a Governmental Entity (other than any such Contract that is entered into in the ordinary course of business and is not material);

(ix) each Contract pursuant to which (A) Seller or any of its Affiliates, including any Transferred Entity, provides or posts any guarantee, indemnity (other than standard indemnity agreements entered into in the ordinary course of business), performance or surety bond, letter of credit, commitments or other similar credit support arrangement or obligation relating to the Business or a Transferred Entity (collectively, the “Seller Guarantees”) or (B) any third party (for clarity, not including Seller or any of its Affiliates) provides or posts any guarantee, indemnity (other than standard indemnity agreements entered into in the ordinary course of business), performance or surety bond, letter of credit, commitments or other similar credit support arrangement or obligation relating to the Business or a Transferred Entity;

(x) each Contract (A) between any member of the Seller Group (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand and (B) each Contract between any Transferred Entity, on the one hand, and any director or officer of such Transferred Entity (or any Affiliate of any such director or officer (other than any of the Transferred Entities), on the other hand, other than (for (A) and (B) any such Contract that will be fully performed by, or will not otherwise survive, the Closing);

(xi) any Contract, other than as set forth in clauses (a)(i) through (xix), which is necessary for the physical delivery of natural gas to the Facilities;

(xii) any Commingled Contract;

(xiii) any joint venture, partnership, strategic alliance, profit sharing, limited liability company agreement, co-development Contract or Contract relating to any equity interests or other securities of a Transferred Entity or rights in connection therewith;

(xiv) any Contract that relates to the acquisition or disposition of any business, Equity Interests or assets of any other Person (whether by merger, sale of Equity Interests, sale of assets or otherwise) pursuant to which a Transferred Entity has material outstanding obligations;

(xv) any Contract pursuant to which any Transferred Entity licenses to or from another Person any Intellectual Property (other than “shrink wrap” and similar generally available commercial end-user licenses to software with an annual cost of no more than $100,000 in the aggregate);

(xvi) any outstanding futures, swap, collar, put, call, floor, cap, option or other Contract entered into by a Transferred Entity that is intended to benefit from or reduce or eliminate the risk of fluctuations in interest rates or the price of commodities, including electric power, in any form, including energy, capacity or any ancillary services;

(xvii) any Contract involving the resolution, compromise or settlement of any actual or threatened claim in an amount greater than $1,000,000 payable by any Transferred Entity, in each case, (A) entered into in during the last three (3) years or (B) that have not been fully performed or that otherwise imposes any continuing nonmonetary obligations on any Transferred Entity;

(xviii) any Contract that evidences any obligations of any Transferred Entity with respect to the issuance, sale, pledge, voting, repurchase or redemption of any equity interests of any Transferred Entity other than solely among Transferred Entities; and

(xix) any Contract, other than as set forth in the foregoing clauses (i) through (x), which expressly provides for future payments to or from any Transferred Entity (contingent or otherwise) in excess of $2,500,000 during any calendar year or $8,000,000 over the term of such Contract.

(b) Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, (i) each Business Material Contract is a legal, valid and binding obligation of the applicable Transferred Entity or other applicable Affiliate of Seller party thereto, and, to the Knowledge of Seller, each counterparty, and is in full force and effect, (ii) none of the Transferred Entities or other applicable Affiliate of Seller nor, to the Knowledge of Seller, any other party thereto, is in breach of, or in default under, any such Business Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by any such Transferred Entity or other applicable Affiliate or, to the Knowledge of Seller, any other party thereto. No party to any Business Material Contract has exercised in writing any termination rights with respect thereto and neither any Transferred Entity nor any other member of the Seller Group have received written notice from any party to any Business Material Contract to the effect that such party will, or has threatened to, terminate, not renew or materially and adversely change the terms, conditions or provisions (including with respect to payment or pricing) with respect to, any Business Material Contract. A true and complete copy of each Business Material Contract (or a written summary of the terms of any oral Business Material Contract), other than purchase orders or invoices, has been made available to Purchaser.

Section 3.16 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) to the Knowledge of Seller, the conduct of the Business as currently conducted does not infringe, misappropriate, violate or otherwise conflict with the Intellectual Property of any other Person and (ii) as of the date of this Agreement, there is no Action pending or, to the Knowledge of Seller, threatened in writing against any Transferred Entity alleging any such infringement, misappropriation, violation or other conflict. To the Knowledge of Seller, each Transferred Entity owns, or has the licenses or rights to use for its Business, all material Intellectual Property currently used in its Business.

(b) Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, the computers, computer software, hardware, servers, workstations, routers, hubs, switches, data communications lines, firmware, networks and all other information technology equipment owned, leased, licensed or made available under arrangement with Seller or a Seller Affiliate by the Transferred Entities or used in the Business (collectively, “IT Assets”) are adequate and sufficient, and in good working condition to perform all information technology operations necessary for the conduct of the Business as currently conducted. To the Knowledge of the Seller, the material IT Assets do not contain any viruses, worms, Trojan horses, time bombs, or similar contaminants or code that would enable or assist any Person to, without authorization, disrupt, erase, destruct, or impair any such systems or technology. The Transferred Entities have in place commercially reasonable measures to protect the confidentiality, integrity and security of the IT Assets and all information stored or contained therein or transmitted thereby against unauthorized use, access, interruption, modification or corruption, and commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures. The Transferred Entities and Seller have complied in all material respects with all applicable information privacy and security Laws and any contractual obligations relating to the protection of personal data. To the Knowledge of Seller, since the date that is four (4) years prior to the date hereof, no security breach with respect to any IT Assets has resulted in disclosure, modification, destruction or loss of control with respect to any material confidential information of the Business.

(c) Notwithstanding any other provision of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.16 are the only representations and warranties made by Seller with respect to Intellectual Property, and no other provision of this Agreement or the Ancillary Agreements shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.17 Sufficiency and Condition of Assets. At the Closing, (a) taking into account and giving effect to the Ancillary Agreements (including those services that are expressly excluded thereunder), (b) after giving effect to the Seller Restructuring Transactions and the Bifurcation, and (c) assuming all consents, authorizations, assignments, amendments and Permits referred to in Section 3.4 of the Seller Disclosure Schedule (and the termination of the HSR Act) have been obtained or granted, (i) the Transferred Entities shall own or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) all of the assets, properties (including real property) and rights (excluding the Excluded Assets and any Contracts with respect to Overhead and Shared Services), free and clear of all Liens (other than Permitted Liens) necessary to conduct the Business in substantially the same manner in all material respects as conducted as of immediately prior to the date hereof and as of the Closing; and (ii) the Transferred Entities conduct no business other than the Business. The Facilities are in good working order and condition, ordinary wear and tear excepted, except where the failure to be in good working order and condition would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole.

Section 3.18 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) would have any liability.

Section 3.19 Insurance. Section 3.19 of the Seller Disclosure Schedule sets forth a list of all material external insurance policies (e.g. not self or captive insurance arrangements) maintained, owned or held by any member of the Seller Group for the benefit of the Business (collectively, the “Policies”). All such Policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been, or will prior to the Closing Date be, paid. The Policies are comprised of the type and in the amounts (a) required to be maintained under Applicable Law and (b) customarily carried by businesses engaged in similar business activities in the same industry as the Business. No written notice of cancellation, non-renewal or termination has been received by any member of the Seller Group (including any Transferred Entity) with respect to the Policies that have not been replaced on substantially similar terms prior to the date of such cancellation or termination. No member of the Seller Group is in material default with respect to its obligations under any Policy. All Actions covered by any Policy have been properly reported to and accepted (and no coverage has been denied by) the applicable insurer and no Transferred Entity has incurred any material loss, liability, assessed interest, penalty, damage, Tax, fine, charge or expense covered by any such Policy that is still pending and for which a claim has not been properly asserted. The limits of the Policies have not been materially eroded or exhausted.

Section 3.20 Affiliate Arrangements. Except as set forth on Section 3.15(a)(x) of the Seller Disclosure Schedule, in connection with the Bifurcation or as disclosed pursuant to the PJM EPA, neither Seller nor any of its Affiliates (other than the Transferred Entities and the Transferred Entities (as defined in the PJM ETA) and none of their respective officers, directors, managers, employees or equityholders is party to any Contract with any Transferred Entity or any of their respective Affiliates (each of the foregoing, an “Affiliate Arrangement”) other than any Contract that will be fully performed by, or will not otherwise survive, the Closing.

Section 3.21 No Other Representations or Warranties; No Reliance. Seller (on behalf of itself and its Affiliates and Representatives) acknowledges and agrees that except for the representations and warranties contained in Article IV and in the Equity Commitment Letter and Limited Guaranty, none of Purchaser, any of its Affiliates or any other Person on behalf of Purchaser or any such Affiliate has made or makes, and Seller and its Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser or any of its Affiliates, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Seller or any of its Affiliates or Representatives by or on behalf of Purchaser or any of its Affiliates.

Article IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Except as disclosed in the disclosure schedule delivered to Seller prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Purchaser hereby represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization and Qualification. Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement is a limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all requisite limited liability company or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign limited liability company or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2 Authority Relative to this Agreement. Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all necessary limited liability company or similar power and authority, and has taken all limited liability company or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. No vote or other approval of the equity holders of Purchaser or any of its Affiliates is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Purchaser or its Affiliates, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Seller, shall constitute, and the Ancillary Agreements when executed and delivered by Purchaser or its applicable Affiliates, and, assuming the due authorization, execution and delivery of the Ancillary Agreements by Seller or its applicable Affiliate, shall constitute, a valid, legal and binding agreement of Purchaser and its applicable Affiliates, enforceable against Purchaser and such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3 Consents and Approvals; No Violations. Except as set forth on Section 4.3 of the Purchaser Disclosure Schedule, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates for the execution, delivery and performance by Purchaser or its Affiliates, as applicable, of this Agreement or the Ancillary Agreements or the consummation by Purchaser or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of the HSR Act and NYPSL, (b) compliance with any Permits relating to the Business (including any transfer requirements), or (c) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Purchaser or the Ancillary Agreements by Purchaser or any applicable Affiliates thereof, nor the consummation by Purchaser or any applicable Affiliate thereof, of the transactions contemplated hereby or thereby, shall (i) conflict with or result in any breach, violation or infringement of any provision of the respective governing documents of Purchaser or any of its Affiliates, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Affiliates is a party or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4 Litigation. As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser or any of its Affiliates except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any of its Affiliates is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Seller or any of its Affiliates would have any liability.

Section 4.6 Financing.

(a) Purchaser is a party to and has accepted a fully executed commitment letter, dated as of August 12, 2021 (together with all exhibits and schedules thereto, the (“Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to as the “Debt Financing.”

(b) Purchaser is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement (together with all exhibits and schedules thereto, the “Equity Commitment Letter”), by and between ArcLight Energy Partners Fund VII, L.P. (the “Equity Investor”) and Purchaser, pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Purchaser the amount set forth therein. The equity financing committed pursuant to the Equity Commitment Letter is referred to as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.”

(c) Purchaser has delivered to Seller true, complete and correct copies of the executed Equity Commitment Letter and executed Debt Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event affect the conditionality, enforceability, availability or amount of the Debt Financing. The Equity Commitment Letter provides that Seller is an express third party beneficiary of the Equity Commitment Letter to the extent provided therein, and is entitled to enforce directly, the Equity Commitment Letter, to the extent provided herein and therein.

(d) Except as expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Equity Financing or the Debt Financing or any contingencies that would permit the Lenders or the Equity Investors to reduce the total amount of the Debt Financing or the Equity Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing or the Equity Financing pursuant to any “flex” provision. Purchaser does not have any reason to believe that it shall be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Equity Commitment Letter or the Debt Commitment Letter on or prior to the Closing Date, nor does Purchaser have knowledge that any Lender or Equity Investor shall not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Equity Commitment Letter or the Debt Commitment Letter that could affect the availability, conditionality, enforceability, termination or amount of the Equity Financing or the Debt Financing.

(e) The Financing, when funded in accordance with the Equity Commitment Letter and the Debt Commitment Letter and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), shall provide Purchaser with cash proceeds on the Closing Date sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement, the Ancillary Agreements, the Equity Commitment Letter and the Debt Commitment Letter, including the payment of the Closing Purchase Price, and any fees and expenses of or payable by Purchaser, Purchaser’s Affiliates or the Transferred Entities, and for any repayment or refinancing of any outstanding indebtedness of Purchaser and/or the Transferred Entities contemplated by, or required in connection with the transactions described in, this Agreement, the Ancillary Agreements, the Equity Commitment Letter or the Debt Commitment Letter (the “Financing Amounts”).

(f) The Equity Commitment Letter and the Debt Commitment Letter constitute the legal, valid, binding and enforceable obligations of Purchaser and, to the Knowledge of Purchaser, all the other parties thereto and are in full force and effect. As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) could constitute a default, breach or failure to satisfy a condition by Purchaser or any other party thereto under the terms and conditions of the Equity Commitment Letter or the Debt Commitment Letter, and Purchaser does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied on a timely basis or that the Financing will not be available in full on the date of the Closing. As of the date hereof, Purchaser has paid (or caused to be paid) in full any and all commitment fees or other fees required to be paid on or before the date of this Agreement pursuant to the terms of the Debt Commitment Letter or any related fee letter and shall pay in full on or before the Closing Date any such amounts due on or before the Closing Date. The Equity Commitment Letter and the Debt Commitment Letter have not been modified, amended or altered and none of the respective commitments thereunder has been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of Purchaser, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated.

(g) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

Section 4.7 Limited Guaranty. The Equity Investors have delivered to Seller a true, complete and correct copy of the executed Limited Guaranty. The Limited Guaranty is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the Equity Investors in favor of Seller, enforceable by Seller in accordance with its terms. The Equity Investors are not in default or breach under the terms and conditions of the Limited Guaranty and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Limited Guaranty.

Section 4.8 Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming (i) accuracy, in all material respects, of the representations and warranties set forth in Article III, (ii) the performance by Seller of its obligations under this Agreement in all material respects, and (iii) the satisfaction of the conditions to Closing set forth in Section 8.1 and Section 8.2 (a) each of Purchaser and the Transferred Entities shall be able to pay their indebtedness and Liabilities (whether direct, subordinated, contingent or otherwise), as such indebtedness and Liabilities become absolute and matured, (b) the then present fair saleable value of the assets of each of Purchaser and the Transferred Entities, on a consolidated basis, shall exceed the amount that shall be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness as such Liabilities and indebtedness become absolute or matured, (c) the assets of each of Purchaser and the Transferred Entities, at a fair valuation, shall exceed their respective probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness and (d) each of Purchaser and the Transferred Entities shall not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted. The transactions contemplated by this Agreement are not being made and no obligation is being incurred by Purchaser or any of its Affiliates in connection with such transactions with the intent to hinder, delay or defraud either present or future creditors of Seller or any of its Affiliates.

Section 4.9 Investment Decision. Purchaser is acquiring the Units for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Units. Purchaser acknowledges that the Units have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Units may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.10 Independent Investigation. Purchaser and the Equity Investors have conducted their own independent investigation, review and analysis of the business, affairs, assets, liabilities, financial condition, results of operations and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its Representatives. In entering into this Agreement, Purchaser (on behalf of itself, the Equity Investors and their respective Affiliates and Representatives) acknowledges that Purchaser, the Equity Investors and their respective Affiliates and Representatives have relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller, the Transferred Entities or their respective Affiliates or Representatives (except the representations and warranties of Seller expressly set forth in Article III or the certificate delivered pursuant to Section 8.2(c)). Purchaser (on behalf of itself, the Equity Investors and their respective Affiliates and Representatives) further acknowledges and agrees that none of Seller, the Transferred Entities, their respective Affiliates or Representatives or any other Person shall have or be subject to any Liability to Purchaser, the Equity Investors, their respective Affiliates or Representatives or any other Person relating to any information provided or made available to the foregoing Persons in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including any information, documents or materials made available, whether orally or in writing, during any site visit or in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions or in any other form in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Purchaser (on behalf of itself, the Equity Investors and their respective Affiliates and Representatives) further acknowledges that no Representative of Seller, the Transferred Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement (or the certificate delivered pursuant to Section 8.2(c)) and subject to the limited remedies herein provided. Purchaser (on behalf of itself, the Equity Investors and their respective Affiliates and Representatives) further acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement. The parties acknowledge and agree that nothing in this Section 4.10 shall affect or limit any claim for Fraud.

Section 4.11 Investments. Except as set forth on Section 4.11 of the Purchaser Disclosure Schedule, none of Purchaser or any of its Affiliates, or any entities that would be deemed to be affiliates of Purchaser pursuant to the HSR Act or by the rules and regulations of any other Regulatory Authority whose approval is required to complete the Closing pursuant to Sections 8.1 or 8.2 has an interest greater than five percent (5%) in a Person that owns, controls or operates natural gas and/or oil-fired power plants. There is no fact relating to any such Person or entity that would or would reasonably be expected to (a) prevent or prohibit the obtaining of, impose any material delay in the obtaining of or increase the risk of not obtaining any Required Approvals or (b) have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.12 Certain Acknowledgments. Purchaser understands, acknowledges and agrees that (i) Seller and certain other members of the Seller Group are in the business of owning and operating nuclear generating facilities and supplying power generated therefrom, and (ii) none of Seller, any other member of the Seller Group or any of their respective Affiliates makes any representation, warranty, covenant or agreement with respect to the continued ownership, operation or level of output of such business or facilities, any proceedings with or commitments to Governmental Entities relating to any such business or facilities (including in any such proceedings related to zero emission certificates involving the New Jersey Board of Public Utilities or otherwise), any other actions taken (or not taken) with respect to any such business or facilities, or any change, effect, impact or consequence of any of the foregoing on the Business, Purchaser or any of its Affiliates or any other Person, including in relation to the price or quantity of power in any market, regional or geographic area, and there shall be no obligation or Liability on the part of Seller, any other member of the Seller Group or any of their respective

Affiliates to Purchaser or any of its Affiliates (including the Transferred Entities following the Closing) with respect to any such matters or the impact of any such matters on the Business or the Purchaser or any of its Affiliates. Notwithstanding the foregoing, nothing in this Section 4.12 shall be construed as modifying, waiving or affecting any of the provisions, covenants, obligations or rights set forth in Section 5.4.

Section 4.13 No Other Representations or Warranties; No Reliance. Purchaser (on behalf of itself, the Equity Investors and their respective Affiliates and Representatives) acknowledges and agrees that except for the representations and warranties of Seller contained in Article III (and the certificate delivered pursuant to Section 8.2(c)), none of Seller, any of its Affiliates or any other Person on behalf of Seller or any such Affiliate has made or makes, and Purchaser, the Equity Investors and their respective Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Seller, the Transferred Entities or any of their Affiliates, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, the Equity Investors or their respective Affiliates or Representatives by or on behalf of Seller or any of its Affiliates. Purchaser (on behalf of itself, the Equity Investors and their respective Affiliates and Representatives) further acknowledges and agrees that none of Seller, any of its Affiliates or any other Person on behalf of Seller or any such Affiliate has made or makes, and Purchaser, the Equity Investors and their respective Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts or estimates made available to Purchaser, the Equity Investors or their respective Affiliates or Representatives of future revenues, expenses, generating capacity, results of operations, cash flows, financial condition (or any component of any of the foregoing) of Seller or any of its Affiliates or the Business. Purchaser (on behalf of itself, the Equity Investors and their respective Affiliates and Representatives) further acknowledges and agrees that none of Seller, any of its Affiliates or any other Person on behalf of Seller or any such Affiliate has made or makes, and Purchaser, the Equity Investors and their respective Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to the Excluded Assets or the Excluded Liabilities.

Article V

ADDITIONAL AGREEMENTS

Section 5.1 Access to Books and Records.

(a) After the date of this Agreement until the earlier of the Closing or the valid termination of this Agreement, and subject to the requirements of applicable Laws, Seller shall, and shall cause the Transferred Entities to, afford to Representatives of Purchaser reasonable access, upon reasonable request and notice and solely for purposes of integration planning and in furtherance of the transactions contemplated by this Agreement, to the Books and Records of the Business during normal business hours consistent with applicable Law and in accordance with the procedures reasonably established by Seller to prepare the Business for transition to Purchaser at the Closing and Purchaser’s acceptance of the Business at the Closing; provided, that neither Seller nor any Transferred Entity shall be required to (i) make available Transferred Business Employee personnel files until after the Closing Date (it being understood that (A) any personnel files that do not relate to Transferred Business Employees shall not be transferred to Purchaser and (B) Seller shall only be obligated to take all reasonable efforts to make available Business Employee personnel files on or after the Closing Date) or (ii) make available medical records, workers’ compensation records, the results of any drug testing or other sensitive or personal information if doing so could reasonably be expected to result in a violation of applicable Law. Purchaser shall indemnify and hold Seller and its Affiliates harmless against any Liabilities arising out of or relating to any transfer requested by or on behalf of Purchaser or its Affiliates of any such personnel files, other than to the extent resulting solely from actions of Seller that are not taken at the request of Purchaser.

(b) Purchaser agrees that any access granted under Section 5.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Seller or its Affiliates. Neither Purchaser nor any of its Affiliates or Representatives shall communicate with any employees of Seller or any of its Affiliates, other than communications relating to the terms of post-Closing employment in coordination with Seller, without the prior written consent of Seller, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality, or if such information concerns the valuation of the Business or the Sale Process.

(c) At and after the Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller and its Affiliates and Representatives, during normal business hours, upon reasonable request and notice, access to the books, records, properties and employees of each Transferred Entity and the Business (including making and retaining any copies thereof at Seller’s sole cost and expense) to the extent that such access (i) may be reasonably requested for reasonable business purposes, including in connection with financial statements, Taxes, any potential Action or investigation or regulatory matter by or before a Governmental Entity (including in connection with the matters covered under Section 5.11), SEC or other Governmental Entity reporting obligations and (ii) does not unreasonably interfere with the normal operations of the Business and any Excluded Asset, Excluded Liability or Environmental Liability for which Seller is or may be responsible; provided, that nothing in this Agreement shall limit any rights of discovery of Seller or its Affiliates. Purchaser, on the one hand, and Seller, on the other hand, shall promptly reimburse the other for such other’s reasonable and documented out-of-pocket expenses associated with requests made by such first party under this Section 5.1(c), but no other charges shall be payable by the requesting party to the other party in connection with such requests.

(d) Purchaser agrees to hold, and to cause the Transferred Entities to hold, all the Books and Records of each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any such Books and Records for a period of ten (10) years from the Closing Date or such longer period of time as may be required by Law.

(e) Notwithstanding anything to the contrary herein, to the extent any party is obligated to provide another party physical access to books, records, properties, or employees pursuant to this Section 5.1 or otherwise, such party may instead provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures).

(f) Notwithstanding anything to the contrary herein, prior to the Closing, Purchaser and its Representatives shall not conduct any Phase II Environmental Site Assessment or any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility or property of Seller or any of its Affiliates, including the Business Real Property.

Section 5.2 Confidentiality.

(a) The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference, apply as if Purchaser were a direct party to the Confidentiality Agreement and shall continue in full force and effect until the Closing. The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the requisite consent of the parties to amend the Confidentiality Agreement accordingly.

(b) For a period of twenty-four (24) months from the Closing Date, Seller shall, and shall cause its Affiliates to, hold in confidence any nonpublic information relating to Purchaser and any nonpublic information that is proprietary or competitively sensitive to the extent primarily relating to the Business (collectively, “Confidential Business Information”); provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Seller or any of its Affiliates from and after the Closing from a third party source that is not known by Seller or its applicable Affiliates to be under any obligations of confidentiality to Purchaser or any of its Affiliates with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Seller or any of its Affiliates, (iii) to the extent used by Seller or any of its Affiliates in order to comply with or enforce its rights under the terms of this Agreement or the Ancillary Agreements or any other Contract between Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Seller or any of its Affiliates without use of such Confidential Business Information or (v) subject to the immediately following sentence, that Seller or any of its Affiliates are required by Law or required or requested pursuant to legal or regulatory process to disclose; provided, further, that Seller may disclose such Confidential Business Information on a confidential basis to its Representatives. In the event that Seller or any of its Affiliates are required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Seller shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and shall use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information. Nothing in this Agreement shall prohibit any retention of copies of records or any disclosure in connection with the preparation and filing of financial statements or Tax Returns of Seller or any of its Affiliates.

Section 5.3 Required Actions.

(a) Purchaser and Seller shall, and shall cause their respective Affiliates to, take all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Sale and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations, notifications and notices required to be filed to consummate the Sale and the other transactions contemplated by this Agreement, (ii) taking all actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, declaratory ruling, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or any other applicable Competition Laws or under the FPA, NYPSL or with respect to any other Required Approval and including the actions set forth on Section 5.3(a) of the Seller Disclosure Schedule) required to be obtained or made by Purchaser or Seller or any of their respective Affiliates in connection with the Sale and the other transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to fulfill all conditions set forth in Article VIII and not take any action after the date of this Agreement that would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, declaratory ruling, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing or would reasonably be expected to result in the failure to satisfy, or any delay in satisfying, any condition set forth in Article VIII. Without limiting the foregoing, with the exception of actions or circumstances under NYPSC Case 21-E-0196 or FERC Docket No. EC21-74, Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or pursue or engage in any merger, business combination, consolidation, acquisition, sale or similar transaction with any other Person, or agree to, solicit, offer, propose or recommend any of the foregoing, to the extent it would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, declaratory ruling, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing or would reasonably be expected to result in the failure to satisfy, or any delay in satisfying, any condition set forth in Article VIII.

(b) Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser and Seller shall each keep the other apprised of the status of matters relating to the completion of the Sale and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity for the Sale and the other transactions contemplated by this Agreement. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party shall promptly consult with the other party to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Sale and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party to this Agreement shall promptly inform the other party to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any communication from any Governmental Entity regarding the Sale or the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity regarding the Sale or the other transactions contemplated by this Agreement. If any party to this Agreement or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Sale or the other transactions contemplated by this Agreement, then such party shall make, or cause to be made, promptly and after consultation with the other party to this Agreement, an appropriate response in compliance with such request. Each party shall not participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any Action by a private party relating to the HSR Act or any other applicable Competition Laws or the FPA, NYPSL or any other Required Approvals in connection with this Agreement or the Sale, or make oral submissions at meetings or in telephone or other conversations, unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party shall furnish the other party with copies of all correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or other such Person with respect to this Agreement and the Sale or the other transactions contemplated by this Agreement, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity or other such Person regarding the Sale or the other transactions contemplated by this Agreement. Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel/corporate in-house antitrust counsel only.” Such designated materials provided by Purchaser to Seller or by Seller to Purchaser pursuant to this Section 5.3, and the information contained therein, shall be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and shall not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business or the Sale Process, (ii) as necessary to comply with contractual arrangements or applicable Law and (iii) as necessary to address reasonable privilege concerns.

(c) Purchaser and Seller shall file or cause to be filed (i) any required notifications under the HSR Act as promptly as practicable, but in any event no later than five (5) Business Days after the date of this Agreement, (ii) an application under Section 203 of the FPA as promptly as practicable, but in any event no later than fifteen (15) Business Days after the date of this Agreement, (iii) as promptly as practicable, but in any event no later than thirty (30) days after the date of this Agreement, a petition seeking (A) either (1) a declaratory ruling from the NYPSC disclaiming jurisdiction over the Sale, which will include information concerning the Bifurcation in the proposed transaction’s description, or abstaining from further review of the Sale under NYPSL Section 70 or, in the alternative, (2) an order issued by the NYPSC authorizing the Sale, which will include information concerning the Bifurcation in the proposed transaction’s description, under NYPSL Section 70, (B) an order authorizing the proposed financing under NYPSL Section 69, and (iv) the Required Approval addressing (1) the Sale pursuant to Section 3(a) of that certain Guaranty, dated as of October 19, 2005 (the “NYPSC Guaranty”), by Seller, as guarantor, on behalf of PSEG Power New York, Inc., for the benefit of the New York State Department of Public Service acting as agent for the NYPSC, and (2) the termination of the NYPSC Guaranty upon its replacement, and (iv) except as otherwise provided herein, any filings and/or notifications required in respect of any other Required Approvals as promptly as practicable after the date of this Agreement. In the event that the parties receive a request for additional information or documentary materials after an initial notification pursuant to the HSR Act or any other applicable Competition Laws, or a request for additional information from FERC or any other Governmental Entity in connection with any other Required Approvals, the parties shall use their respective reasonable best efforts to comply with such requests, as applicable, as promptly as possible and produce documents, responses to interrogatories, or other information on a rolling basis, and counsel for both parties shall closely cooperate during the entirety of any such investigatory or review process.

(d) Purchaser and Seller shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale and the other transactions contemplated by this Agreement under any applicable Law. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Sale or the other transactions contemplated by this Agreement as violative of any applicable Law, Purchaser and Seller shall jointly (to the extent practicable) use their reasonable best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Action by any Governmental Entity to prevent or enjoin the consummation of the Sale or the other transactions contemplated by this Agreement and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of the Sale or the other transactions contemplated by this Agreement, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Sale or the other transactions contemplated by this Agreement resulting from any such Action.

(e) Notwithstanding any other provision of this Agreement, with the exception of actions or circumstances under NYPSC Case 21-E-0196 or FERC Docket No. 21-74, Purchaser shall, and shall cause its Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under applicable Law, so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, licensing, divestiture or disposition of any businesses, assets or properties of the Transferred Entities, Purchaser and their respective Affiliates, and (ii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Transferred Entities’ or their respective Affiliates’ freedom of action with respect to, or its or their ability to retain, operate, vote, transfer, receive dividends, or otherwise exercise full ownership rights with respect to any businesses, assets or properties of the Transferred Entities, Purchaser and their respective Affiliates. All such efforts by Purchaser shall be unconditional, and no actions taken pursuant to this Section 5.3(e) shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur. Notwithstanding the foregoing or anything herein to the contrary, in no event shall Purchaser or any of its Affiliates, including any portfolio company in which a fund advised by ArcLight Capital Partners, LLC is invested (other than Purchaser or its Subsidiaries), be required to (and nothing in this Section 5.3 shall be interpreted as requiring Purchaser or any of its Affiliates to) (x) take any action that is not conditioned upon the Closing or (y) consent to any divestiture, hold separate order, limitation on conduct or other remedial action impacting any business or Person other than the Transferred Entities. Notwithstanding anything herein to the contrary, Seller shall not be obligated to take, or agree or commit to take, any action (A) that is not conditioned on the Closing or (B) that relates to the Retained Businesses, and in no event shall Seller or any of its Affiliates be required to be the licensing, selling, divesting, transferring, disposing or encumbering party under any such agreements or transactions described above unless required by the relevant Governmental Entity or applicable Law, and, in any case, Seller and its Affiliates shall have no direct or indirect obligation or Liability in respect of any such agreements or transactions, including any indemnification obligations, for which Seller and its Affiliates are not fully indemnified by Purchaser.

(f) Purchaser agrees to use reasonable best efforts to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose consent or approval is sought in connection with the transactions contemplated hereby; provided that the Purchaser’s obligations in respect of Seller Guarantees shall be governed by Section 5.9 and not by this Section 5.3(f); provided, further, that Purchaser shall have no obligation under this Section 5.3(f) in connection with an Excluded Liability. Whether or not the Sale is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any Governmental Entity in order to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.3, other than the fees of and payments (x) to Seller’s legal and professional advisors and (y) arising out of any Excluded Liability.

(g) Notwithstanding anything to the contrary herein, if (i) any State Regulatory Condition is not satisfied by the Outside Date or (ii) a Substantial Detriment has been imposed by a Governmental Entity in connection with any State Regulatory Condition, then Seller and Purchaser shall, at Seller’s option, (x) (A) exclude from the transactions contemplated by this Agreement each Transferred Entity and/or Facility, as applicable, that has caused such Substantial Detriment (even if no Order with respect thereto has been issued) (“Excluded Facilities”), (B) reduce the Base Purchase Price as provided in Section 5.3(g) of the Seller Disclosure Schedule, and (C) modify the adjustments to the Base Purchase Price as contemplated in Section 2.2 to reflect the removal of the Excluded Facilities or (y) if the effect of the Substantial Detriment lowers the value of a Facility in a manner that can be reasonably quantified by the parties with the assistance of an experienced investment banker or other qualified valuation expert that is reasonably acceptable to all parties, reduce the Base Purchase Price by the amount of such calculation and proceed to Closing. “Substantial Detriment” shall mean (x) any material limitation, restriction or prohibition on the ability of Purchaser effectively to exercise full rights of ownership of a Facility, (y) a loss by Purchaser of a material benefit (including revenue or cost synergies) of ownership of a Facility, or (z) an impact that is materially adverse to the assets, business, results of operation or financial condition of a Facility.

Section 5.4 Conduct of Business.

(a) From the date of this Agreement through the earlier of the Closing or the valid termination of this Agreement, except (u) as expressly required or expressly permitted by this Agreement (including any actions, elections or transactions undertaken pursuant to Section 5.7), (v) as required by applicable Law or a Business Material Contract, (w) solely with respect to the Retained Businesses, (x) as disclosed in Section 5.4 of the Seller Disclosure Schedule, (y) in connection with any action taken, or omitted to be taken, to the extent required to comply with COVID-19 Measures or (z) as otherwise consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall cause the Transferred Entities to:

(i) conduct the Business in the ordinary course of business in all material respects (provided, that no action by Seller or the Transferred Entities with respect to matters specifically addressed by any other provision of this Section 5.4 shall be deemed a breach of this Section 5.4(a)(i) unless such action would constitute a breach of such other provision);

(ii) not (A) amend, propose to amend or waive any material term of their respective Organizational Documents, (B) split, combine or reclassify their outstanding limited liability company interests, or (C) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Entity (except as may facilitate the elimination of intercompany accounts contemplated by Section 5.7 or Section 5.8);

(iii) other than (x) to Seller or (y) the granting of Permitted Liens, not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any of their limited liability company interests, or any other equity interests, options, warrants or rights of any kind to acquire any such limited liability company interests, or any debt or equity securities which are convertible into or exchangeable for such limited liability company interests;

(iv) except for transactions in the ordinary course of business or as required pursuant to the terms of any Contract in effect on the date hereof and made available to Purchaser, not (A) make any material acquisition of any assets or properties for an amount in excess of $5,000,000 in the aggregate, (B) sell, pledge, dispose of or encumber (other than to the extent constituting a Permitted Lien) any material assets or properties for an amount in excess of $5,000,000 in the aggregate or (C) enter into any easements, servitudes, rights of way and similar agreements that encumber or otherwise grant rights in and to the Business Real Property in favor of the Seller, PSE&G or their respective Affiliates, other than the Additional Affiliate Easements subject to Section 5.4(a) of the Seller Disclosure Schedule or amendments to the Existing Affiliate Easements in accordance with Section 5.25;

(v) not make any material change to its methods of financial accounting or to its cash management policies, including its existing credit collection and payment policies, procedures and practices with respect to accounts receivable and accounts payable, including acceleration of collections, failure to make or delay collections (whether or not past due), acceleration of payments or failure to pay or delay payments of payables, in effect at December 31, 2020, except (A) as required by a change in GAAP (or any authoritative interpretation thereof) or in applicable Law or (B) for such changes as may be made by Seller Parent and are applicable to the Seller Group as a whole and disclosed to Purchaser in writing to the extent such changes are applicable to the Business;

(vi) not dissolve, merge or consolidate with any other Person other than a Transferred Entity;

(vii) (A) not fail to timely file any material Tax Return, (B) not make (except in the ordinary course of business), change or revoke any material Tax election, (C) not change any annual Tax accounting period, (D) not change any material method of accounting for Tax purposes, (E) not amend any material Tax Return, (F) not settle or compromise any Tax Proceeding in respect of a material amount of Taxes in a manner that will be binding on Purchaser and its Subsidiaries (including the Transferred Entities) for any Tax period (or portion thereof) beginning after the Adjustment Date or will obligate Purchaser and its Subsidiaries (including the Transferred Entities) for any Tax period (or portion thereof) beginning after the Adjustment Date, (G) not enter into any Tax allocation, Tax sharing or Tax indemnity agreement (other than any agreement the primary purpose of which does not relate to Taxes, any agreements subject to termination under Section 7.3, and any agreement solely between Transferred Entities) or closing agreement relating to any material Tax, in each case, that will be binding on Purchaser and its Subsidiaries (including the Transferred Entities) for any Tax period (or portion thereof) beginning after the Adjustment Date or will obligate Purchaser and its Subsidiaries (including the Transferred Entities) for any Tax period (or portion thereof) beginning after the Adjustment Date, (H) not surrender any right to claim a refund of a material amount of Taxes, (I) not consent to any extension or waiver (other than automatic or automatically granted extensions or waivers) of the statute of limitations period applicable to any material Tax claim or assessment, it being agreed and understood that none of clauses (i) through (vi) or (viii) through (xvii) of this Section 5.4(a) shall apply to Tax compliance matters (other than clause (xviii) insofar as it relates to this clause (vii)) and that subclauses (A) through (I) of this clause (vii) shall not apply to any U.S. federal income Tax Return (or any other Combined Tax Return) or any Taxes in respect of such Tax Returns;

(viii) not (A) materially amend, voluntarily terminate (other than in accordance with its terms) or cancel any Business Material Contract; (B) enter into any Contract that if in effect on the date hereof would be a Business Material Contract; (C) take any action to waive, release or assign any material rights, claims or benefits under a Business Material Contract or take (or fail to take) any action that would reasonably be expected to cause or result in a breach of, or default under, any Material Contract; or (D) materially increase the total amount of obligations outstanding under the Seller Guarantees, other than, in the case of each of clauses (A) through (D), in the ordinary course of business;

(ix) not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against the Business or a Transferred Entity other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $2,500,000 individually or $10,000,000 in the aggregate and such settlement or compromise does not impose any material future restrictions or requirements on the Business or any Transferred Entity (it being agreed and understood that this clause (ix) shall not apply with respect to Tax matters);

(x) except (A) as may be required by applicable Law or the terms of any Seller Benefit Plan, Transferred Entity Benefit Plan or Collective Bargaining Agreement as in effect on the date hereof, or (B) in connection with any action that either applies uniformly to Business Employees and other similarly situated employees of the Seller Group or would not materially increase costs to Purchaser and the Transferred Entities following the Closing, not (1) grant or promise to grant to any Business Employee any increase in compensation or benefits, including severance or termination pay, other than for increases to wages or annual base salaries in the ordinary course of business for Business Employees not to exceed five percent (5%) of annual base salary for any one individual or three percent (3%) of annual base salaries in the aggregate, (2) adopt, enter into, establish, terminate or materially amend any Transferred Entity Benefit Plan, (3) hire, promote, demote or terminate (other than for cause) any Business Employee, other than (a) in the ordinary course of business with respect to any non-officer Business Employee (or new hire who would be a Business Employee) whose annual base salary is (or would be) less than $150,000 or (b) replacement hires on substantially similar terms of employment as the departed or promoted employee; (4) internally transfer or otherwise alter the duties and responsibilities of any employee in a manner that affects whether such employee is or is not classified as a Business Employee, other than as a result of such employee applying for open position and being selected in a competitive process (which, in the case of Business Employees, is not targeted at Business Employees for a position outside of the Business), or (5) adopt, enter into, amend or terminate any Collective Bargaining Agreement (excluding any mid-term agreement) if such action would result in any new material Liability or obligation to Purchaser or its Subsidiaries (including the Transferred Entities) after the Closing;

(xi) not enter into any material joint venture, partnership, strategic alliance or similar arrangement with any Person;

(xii) not incur, assume, or guarantee any Indebtedness for borrowed money or guarantee the obligations in respect of Indebtedness for borrowed money of another Person;

(xiii) not materially amend or voluntarily terminate (other than in accordance with its terms) or cancel any Policies, including allowing the Policies to expire without renewing such Policies or obtaining comparable replacement coverage, or fail to pay premium or report known claims to an insurance carrier in a timely manner, in each case, except as would not reasonably be likely to be material to the Business;

(xiv) not make any loans, advances, or capital contributions to, or investments in, any other Person, other than loans and advances to Business Employees in the ordinary course of business;

(xv) from and after the Adjustment Date, not make any material capital expenditures or commitments for capital expenditures other than in accordance with the Capital Expenditure Budget or as otherwise required to address exigent or emergency circumstances, or fail to make any material capital expenditures or commitments in accordance with the Capital Expenditure Budget;

(xvi) not enter into any new material line of business or terminate any material existing line of business;

(xvii) not materially amend or supplement, fail to renew, waive any material rights under or terminate any Transferred Entity Permit, except for (a) routine renewals that do not impose additional material limitations on the Business or operations of a Transferred Entity or (b) in the ordinary course of business and on terms and conditions not materially less favorable than under the Transferred Entity Permit being amended, restated, supplemented or renewed;

(xviii) not agree or commit to do or take any action described in this Section 5.4(a).

(b) Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Seller’s or any of its Affiliates’ (including the Transferred Entities’) businesses or operations prior to the Closing.

Section 5.5 Consents.

(a) Seller and Purchaser shall, and shall cause their respective Affiliates to, reasonably cooperate and use commercially reasonable efforts to seek to obtain any consents required from third parties under Business Material Contracts in connection with the consummation of the transactions contemplated by this Agreement (the consents referred to in this Section 5.5(a), collectively, the “Third Party Consents”).

(b) Seller and Purchaser acknowledge that Seller and its Affiliates (including, prior to the Closing, the Transferred Entities) are parties to certain Contracts that (i) relate in part to both (A) the operations or conduct of the Business or the Business (as defined in the NY/CT EPA) and (B) the operations or conduct of the Retained Businesses (collectively, but excluding any enterprise-wide Contracts or Contracts with respect to off-the-shelf software, the “Commingled Contracts”) or (ii) are set forth on Section 5.5(b) of the Seller Disclosure Schedule, that are implicated by the Bifurcation (together with the Commingled Contracts, the “Commingled/Delayed Contracts”). Seller, on the one hand, and Purchaser, on the other hand shall cooperate with each other and use their respective commercially reasonable efforts, at no cost to Seller or its Affiliates (including, for the avoidance of doubt, payment of any fee or penalty pursuant to such Commingled/Delayed Contract), other than de minimis cost, to notify the third party that is the counterparty to each Commingled/Delayed Contract and, to the extent reasonably within the contractual control of Seller or Purchaser or their respective Affiliates, as the case may be, to cause the applicable Commingled/Delayed Contract to be apportioned (including by seeking the consent of such counterparty to enter into a new Contract or amending, splitting or assigning in relevant part such Commingled/Delayed Contract) between (A) Seller and its Affiliates and (B) the Transferred Entities (or as may be necessary to address the interim period resulting from the Bifurcation), pursuant to which Seller and/or its Affiliates shall assume all of the rights and obligations under such Commingled/Delayed Contract that relate to the Retained Businesses, on the one hand, and the Transferred Entities and the Transferred Entities (as defined in the NY/CT EPA) shall assume all of the rights and obligations under such Commingled/Delayed Contract that relate to the Business or the Business (as defined in the NY/CT EPA), on the other hand, and to the extent reasonably within the contractual control of Seller or Purchaser or their respective Affiliates, in the case of Seller and its Affiliates, cause the applicable counterparty to release the Transferred Entities from the obligations of Seller and its Affiliates arising after the Closing Date under the portion of the Commingled/Delayed Contract apportioned to Seller and its Affiliates and, in the case of the Transferred Entities, cause the applicable counterparty to release Seller and its Affiliates from the obligations of the Transferred Entities arising after the Closing Date under the portion of the Commingled/Delayed Contract apportioned to the Transferred Entities (or as may be necessary to address the interim period resulting from the Bifurcation). From and after the date hereof, the Parties shall take actions reasonably necessary to allocate rights and obligations under such Commingled/Delayed Contracts in accordance with the foregoing; provided, however, that (x) in no event shall any party be required to assign (or amend), either in its entirety or in part, any Commingled/Delayed Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more consents or approvals unless such consents or approvals are obtained and (y) if any Commingled/Delayed Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such consent or approval, the parties shall cooperate and use commercially reasonable efforts to establish, at no cost to Seller or its Affiliates (including, for the avoidance of doubt, payment of any fee or penalty pursuant to such Commingled/Delayed Contract) other than de minimis cost, an agency type or other similar arrangement reasonably satisfactory to Seller and Purchaser intended to both (I) provide the Transferred Entities and the Transferred Entities (as defined in the NY/CT EPA), to the fullest extent practicable under such Commingled/Delayed Contract, the rights and obligations of those portions of such Commingled/Delayed Contract that relate to the Business or the Business (as defined in the NY/CT EPA) and (II) provide Seller and its Affiliates, to the fullest extent practicable under such Commingled/Delayed Contract, the rights and obligations of those portions of such Commingled/Delayed Contract that relate to the Retained Businesses (including by means of any subcontracting, sublicensing or subleasing arrangement). From and after the Closing, subject to the provisions of Article X, (1) Purchaser shall indemnify and hold harmless Seller and its Affiliates for all Losses arising from or relating to the portion of any Commingled/Delayed Contract to be apportioned to the Transferred Entities and (2) Seller shall indemnify and hold harmless Purchaser and its Affiliates (including, following the Closing, the Transferred Entities) for all Losses arising from or relating to the portion of any Commingled/Delayed Contract to be apportioned to Seller and its Affiliates. For the avoidance of doubt, no Contracts that relate to Overhead and Shared Services shall be deemed Commingled/Delayed Contracts for purposes of this Section 5.5 and Seller shall be under no obligation to separate or provide replacement contracts for any such Contracts that relate to Overhead and Shared Services.

(c) Seller and Purchaser shall, and shall cause their respective Affiliates to, reasonably cooperate to ensure that the contracts set forth on Section 5.5(b) and (c) of the Seller Disclosure Schedule are treated consistently with the Parts and Services Term Sheet. At or prior to the Closing, with respect to the Contracts listed on Section 5.5(c) of the Seller Disclosure Schedule, subject to Purchaser’s cooperation and commercially reasonable efforts to seek consent from the relevant counterparty, either (i) Seller shall obtain consent of the counterparties to such Contracts to assign such Contracts to PartsCo and such Contracts shall be assigned to PartsCo in accordance with the Parts and Services Term Sheet or (ii) Seller shall have provided to PartsCo an effective agency or back-to-back arrangement with respect to such Contracts that provides PartsCo with the same economic terms and otherwise substantially the same terms and conditions as those in effect as of the date hereof, provided that in each case Seller will not be obligated to incur additional costs or expenses including any termination fee under the Contracts, and provided further that Purchaser’s communications with any counterparty shall be made via Seller, and Purchaser shall not interact or negotiate with any counterparty without Seller present. If any counterparty seeks requirements that are not acceptable to Seller, Seller and Purchaser will cooperate in good faith to seek resolution. To the extent a counterparty to a Contract set forth on Section 5.5(c) of the Seller Disclosure Schedule requires a guarantee, performance or surety bond, letter of credit, commitments or other similar credit support arrangement or obligation in favor of such counterparty in connection with the foregoing (“Contract Splitting Credit Support”), Seller shall provide such Contract Splitting Credit Support through a guarantee of Seller or an Affiliate thereof and (A) Section 5.9 shall apply to such Contract Splitting Credit Support, mutatis mutandis, subject to the following proviso and (B) following the Closing, Purchaser shall pay Seller or its designee a fee in respect of such Contract Splitting Credit Support determined as follows: on the last Business Day of each one (1) month period following the date on which such Contract Splitting Credit Support obligation is incurred (or the Closing Date, if later), the fee shall be calculated at a rate of (I) two percent (2.0%) (on a per annum basis) on the aggregate dollar amount of such Contract Splitting Credit Support (with such aggregate dollar amount to be determined by Purchaser in good faith) for the period from the Closing Date to and including December 31, 2022, (II) three percent (3.0%) (on a per annum basis) on the aggregate dollar amount of such Contract Splitting Credit Support (with such aggregate dollar amount to be determined by Purchaser in good faith) for the period from January 1, 2023 to and including December 31, 2023 and (III) four percent (4.0%) (on a per annum basis) on the aggregate dollar amount of such Contract Splitting Credit Support (with such aggregate dollar amount to be determined by Purchaser in good faith) for the period following December 31, 2023; provided, that Purchaser shall have no obligation to substitute or replace such Contract Splitting Credit Support in amounts in excess of ten million dollars ($10,000,000) in the aggregate (the “Purchaser Threshold”); provided, further, that (x) if the required amount of Contract Splitting Credit Support is in excess of the Purchaser Threshold, Seller shall provide excess Contract Splitting Credit Support not in excess of ten million dollars ($10,000,000) in the aggregate and (y) Seller shall not be obligated to provide any Contract Splitting Credit Support following December 31, 2024, regardless of whether any Contract Splitting Credit Support has been replaced by Purchaser.

(d) Notwithstanding anything to the contrary contained herein, neither Seller nor Purchaser nor any of their respective Affiliates shall have any obligation to make any payments or incur any Liability or offer or grant any accommodation (financial or otherwise) in order to obtain any consents or approvals of third parties or effect the transfers or arrangements contemplated by this Section 5.5, and neither Seller nor any of its Affiliates shall have any Liability whatsoever to Purchaser or any of its Affiliates arising out of or relating to the failure to obtain any such consents or approvals, and the failure to receive any such consents or approvals or to effect any such transfers or arrangements shall not be taken into account with respect to whether any condition to the Closing set forth in Article VIII shall have been satisfied.

Section 5.6 Public Announcements. No party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication, (b) to the extent the contents of such release or announcement are consistent in all material respects with materials or disclosures that have previously been released publicly in compliance with this Section 5.6, (c) in respect of Seller, in connection with providing to investors of Seller Parent periodic updates as to the Sale Process or (d) in respect of Purchaser, if such announcement or other communication is in connection with fundraising or other investment related activities or is to its direct and indirect investors or prospective investors. The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in a form mutually agreed by Seller and Purchaser.

Section 5.7 Intercompany Accounts; Cash. As of immediately prior to 12:01 a.m. (New York City time) on the Closing Date, (a) all intercompany accounts, except for those accounts listed on Section 5.7 of the Seller Disclosure Schedule, between any member of the Seller Group (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated and (b) any and all cash or cash equivalents of the Transferred Entities may be extracted from the Transferred Entities by Seller, in the case of each of clauses (a) and (b), in such a manner as Seller shall determine in its sole discretion. Any such intercompany accounts that are settled after 12:01 a.m. (New York City time) on the Closing Date but in connection with the Closing shall be deemed for purposes of this Agreement to have been settled as of immediately prior to 12:01 a.m. (New York City time) on the Closing Date. For the avoidance of doubt, intercompany accounts between and among any of the Transferred Entities shall not be required to have been eliminated at the Closing.

Section 5.8 Termination of Intercompany Arrangements.

(a) Effective at or prior to the Closing, other than any intercompany arrangement governing the intercompany accounts governed by Section 5.7, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by any member of the Seller Group (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, including, for the avoidance of doubt, the Affiliate Arrangements shall be terminated without any party having any continuing obligations or Liability to the other, except for (a) this Agreement and the Ancillary Agreements and (b) the Affiliate Arrangements, understandings or Contracts listed in Section 5.8 of the Seller Disclosure Schedule.

(b) Except to the extent provided to the contrary in Section 5.7 or this Section 5.8, effective as of the Closing, Purchaser, on behalf of itself and its Affiliates (including, for purposes of this Section 5.8(b), the Transferred Entities), hereby releases Seller and each of its Affiliates (and their respective officers, directors and employees, acting in their capacities as such) from any obligations or Liability to Purchaser or any of its Affiliates (including, for purposes of this Section 5.8(b), the Transferred Entities), for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Retained Businesses, or the operations of the Transferred Entities prior to the Closing, or relating to or arising out of Seller’s or its Affiliates’ ownership or operation of the Transferred Entities, except for any obligations pursuant to the provisions of this Agreement (including Article X hereof) or the Ancillary Agreements and any arrangements, understandings or Contracts set forth in Section 5.7 or Section 5.8 of the Seller Disclosure Schedule.

(c) Except to the extent provided to the contrary in Section 5.7 or this Section 5.8, effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby releases the Transferred Entities, Purchaser, and Purchaser’s Affiliates (and their respective officers, directors and employees, acting in their capacities as such) from any obligations or Liability to Seller or any of its Affiliates for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Retained Businesses, or the ownership or operations of the Transferred Entities prior to the Closing, except for any obligations pursuant to the provisions of this Agreement (including Article X hereof) or the Ancillary Agreements and any arrangements, understandings or Contracts set forth in Section 5.7 or Section 5.8 of the Seller Disclosure Schedule.

Section 5.9 Guarantees; Commitments.

(a) Section 5.9 of the Seller Disclosure Schedule sets forth a list of each material Seller Guarantee outstanding as of the date hereof, including the member of the Seller Group party to such Seller Guarantee, the beneficiary, the maximum total amount of such obligation outstanding, the Contract or Law that such Seller Guarantee relates to, and the term. Except as otherwise set forth on Section 5.9 of the Seller Disclosure Schedule, from and after the Closing, Purchaser and the Transferred Entities, jointly and severally, shall forever indemnify and hold harmless Seller and any of its Affiliates against any Liabilities that Seller or any of its Affiliates suffer, incur or are liable for by reason of or arising out of or in consequence of (i) Seller or any of its Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to or maintaining, any Seller Guarantees), (ii) any claim or demand for payment made on Seller or any of its Affiliates with respect to any of the Seller Guarantees or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Seller Guarantees, and shall reimburse Seller for any fees or expenses incurred in connection with any of the foregoing clauses (i) through (iii), and shall effect such indemnification and reimbursement no later than three (3) Business Days after written demand therefor from Seller. With respect to any Seller Guarantee, Seller and each of its Affiliates is referred to as an “Indemnified Party” for purposes of this Section 5.9.

(b) Without limiting Section 5.9(a) in any respect, Purchaser shall use its commercially reasonable efforts, at its sole expense, to cause itself or its Affiliates to be substituted in all respects for the Indemnified Party and any of its Affiliates, and for the Indemnified Party and its Affiliates to be released, effective as of the Closing, in respect of, or otherwise terminate (and in each case cause the Indemnified Party and its Affiliates to be released in respect of), all obligations of the Indemnified Party and any of its Affiliates under each Seller Guarantee (including, in each case, by delivering at the Closing (i) executed agreements to assume reimbursement obligations for such Seller Guarantees, (ii) executed instruments of guaranty, letters of credit or other documents requested by any banks, customers or other counterparties with respect to any Seller Guarantees, and (iii) any other documents reasonably requested by Seller in connection with Purchaser’s obligations under this Section 5.9). In furtherance and not in limitation of the foregoing, at the request of an Indemnified Party, Purchaser shall and shall cause its Affiliates to use its commercially reasonable efforts to assign or cause to be assigned any Contract or lease underlying such Seller Guarantee to a Subsidiary of Purchaser meeting the applicable net worth and other requirements in such Contract or lease to give effect to the provisions of the preceding sentence. For any Seller Guarantees for which Purchaser or any Transferred Entity, as applicable, is not substituted in all respects for the Indemnified Party and its Affiliates (or for which the Indemnified Party and its Affiliates are not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with the Indemnified Party and its Affiliates to be released in respect thereof), (x) Seller shall, and shall cause its Affiliates to, cause any such Seller Guarantee to remain in effect and (y) Purchaser shall continue to use its commercially reasonable efforts and shall cause its Affiliates to use their commercially reasonable efforts to effect such substitution or termination and release as promptly as practicable after the Closing. Without limiting the foregoing, Purchaser shall not, and shall not permit any of its Affiliates to, extend or renew any Contract containing or underlying a Seller Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or the Transferred Entities are substituted in all respects for the Indemnified Party and its Affiliates, and the Indemnified Party and its Affiliates are released, in respect of all obligations of the Indemnified Party and its Affiliates under such Seller Guarantee.

(c) If there are any Seller Guarantees outstanding following the Closing, then on the last Business Day of each one (1) month period following the Closing Date until such time as no Seller Guarantees remain outstanding, Purchaser shall pay Seller or its designee a fee in respect of each applicable Seller Guarantees outstanding, determined as follows: on the last Business Day of each one (1) month period following the Closing Date, the fee shall be calculated at a rate of two percent (2.0%) (on a per annum basis) on the aggregate dollar amount of all Seller Guarantees outstanding as of such date (with such aggregate dollar amount to be determined by Purchaser in good faith).

Section 5.10 Insurance.

(a) From and after the Closing, the Transferred Entities shall cease to be insured by the Seller Group’s current and historical insurance policies or programs or by any of its current and historical self-insured programs, and neither the Transferred Entities nor Purchaser nor its other Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets or any Liability of the Transferred Entities or arising from the operation of the Business, in each case including with respect to any known and incurred but not reported claims. The members of the Seller Group may amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.10. Except as set forth in Section 5.10(b), from and after the Closing, Purchaser acknowledges and agrees that it shall be solely responsible for securing all insurance it considers appropriate for the Transferred Entities and the Business and Purchaser further agrees that it shall not, and shall cause the Transferred Entities not to, seek to assert or exercise any rights or claims of any Transferred Entity or the Business under or in respect of any past or current insurance policy, program or self-insurance program of any member of the Seller Group under which, at any time prior to the Closing, any Transferred Entity or Affiliate thereof or the Business has been a named insured.

(b) Prior to Closing, either through access to its existing policies or programs or via a stand-alone policy separate from Seller’s existing policies or programs, Seller shall, in coordination with Purchaser, use all reasonable efforts to obtain for the benefit of the Transferred Entities, or, at the option of Purchaser, shall assist Purchaser in obtaining, a third party property damage and bodily injury liability tail “claims-made” insurance policy (excluding any claims relating to pollution) in form and substance reasonably satisfactory to Purchaser that provides coverage with respect to the Transferred Entities and the Business for events occurring prior to the Closing having a self-insured retention amount that is no greater than one million ($1,000,000) and an aggregate coverage limit equal to thirty-five million ($35,000,000), that is otherwise substantially equivalent to and in any event not less favorable in the aggregate than the existing Policies and having a term for at least three (3) years following the Closing Date (the “Tail Policy”). Purchaser and Seller shall each be responsible for fifty percent (50%) of all premium due in respect of such Tail Policy. Seller shall report all liability occurrences or occurrences that could give rise to a claim in respect of the Business in excess of $1,000,000 to their insurer prior to the Closing Date. In furtherance of the foregoing, Seller shall reasonably cooperate in connection with reporting any claims for loss covered by the Tail Policy. In the event that a Tail Policy having a retention amount that is no greater than one million ($1,000,000) is not available, then Purchaser and Seller shall each be responsible for fifty percent (50%) of any liability in excess of one million ($1,000,000) and below the retention amount that otherwise would have been covered by the Tail Policy but for the retention amount.

Section 5.11 Litigation Support. In the event and for so long as Seller or any of its Affiliates is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (a) any transactions contemplated by this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Entities, including the Excluded Liabilities, and without limiting any rights provided for in Section 5.1, Purchaser shall, and shall cause its Affiliates (including, following the Closing, the Transferred Entities) and Representatives to, reasonably cooperate with Seller and its counsel in such prosecution, contest or defense, including reasonably making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense; provided, that any reasonable out-of-pocket costs incurred in providing such cooperation shall be reimbursed by the prosecuting, contesting or defending party.

Section 5.12 Misallocated Assets and Misdirected Payments.

(a) If, following the Closing, any right, property, asset or Liability that is primarily related to the Retained Businesses is found to have been transferred to or retained by Purchaser, the Transferred Entities or their respective Affiliates in error, Purchaser shall transfer, or cause its applicable Affiliate to transfer, such right, property, asset or Liability to the applicable member of the Seller Group, and the applicable member of the Seller Group shall accept and assume such right, property, asset or Liability as soon as practicable. If, following the Closing, any right, property, asset or Liability that is primarily related to the Business is found to have been transferred to or retained by a member of the Seller Group in error, either directly or indirectly, Seller shall transfer, or cause the applicable member of the Seller Group to transfer, such right, property, asset or Liability to Purchaser or its applicable Affiliate as soon as practicable and Purchaser or its applicable Affiliate shall accept and assume such right, property, asset or Liability.

(b) Except as otherwise provided in this Agreement or the Ancillary Agreements, following the Closing, (i) if any payments due with respect to the Business are paid to any member of the Seller Group, Seller shall, or shall cause the applicable member of the Seller Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser and (ii) if any payments due with respect to the Retained Businesses are paid to Purchaser, the Transferred Entities or their respective Affiliates, Purchaser shall, or shall cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by Seller.

Section 5.13 Use of Marks.

(a) Except as expressly provided in this Section 5.13, neither Purchaser nor any of its Affiliates shall use, or have or acquire the right to use or any other rights in, any marks of Seller or any of its Affiliates, including “PSE&G,” “PSEG,” “PSEG We Make Things Work For You,” “PSEG Power LLC” or “PSEG Fossil LLC” or any variations or derivatives thereof or any names, trademarks, service marks or logos of Seller or any of its Affiliates, or any name, trademark, service mark or logo that, in the reasonable judgment of Seller, is similar to any of the foregoing (the “Seller Names”). Within ten (10) Business Days of the Closing, Purchaser shall cause each of the Transferred Entities having a name, trademark, service mark or logo that includes the Seller Names to change its name to a name that does not include any Seller Name, including making any legal filings necessary to effect such change.

(b) The Transferred Entities may continue temporarily to use the Seller Names following the Closing, to the extent and in substantially the same manner used immediately prior to the Closing, so long as Purchaser shall, and shall cause its Affiliates to, (i) immediately after the Closing, cease to hold itself out as having any affiliation with Seller or any of its Affiliates and (ii) use commercially reasonable efforts to minimize and eliminate use of the Seller Names by the Transferred Entities. In any event, as soon as practicable after the Closing Date (and in any event within one hundred eighty (180) days thereafter) Purchaser shall and shall cause each of the Transferred Entities to (A) cease and discontinue use of all Seller Names (including by filing certificates of name change for the applicable Transferred Entities) and (B) complete the removal of the Seller Names from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets.

Section 5.14 Non-Solicitation. For a period of two (2) years from the Closing Date, none of Purchaser or its Affiliates (including, following the Closing, the Transferred Entities), on the one hand, or Seller or its Affiliates, on the other hand, shall, directly or indirectly, solicit for employment or hire, or employ or hire (whether as an officer, employee, consultant or other independent contractor), (i) in the case of the restrictions applicable to Purchaser and its Affiliates, any individual who is an officer, employee or consultant of Seller or any of its Affiliates and with whom Purchaser or any of its Affiliates or Representatives came into contact with, or was specifically identified as being involved with, the Sale Process or the transactions contemplated by this Agreement or who is otherwise involved in providing any services to Purchaser pursuant to an Ancillary Agreement and (ii) in the case of the restrictions applicable to Seller and its Affiliates, any Transferred Business Employee; provided, that the foregoing shall not restrict any general advertisement that is not directed at or focused on any such personnel, or the hiring of any such personnel who respond to such general advertisements.

Section 5.15 Financing.

(a) Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds in an amount sufficient to fund the Financing Amounts on the terms and conditions contained in the Debt Commitment Letter on or prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing on the terms and conditions described in the Debt Commitment Letter and the Equity Commitment Letter, as applicable, as promptly as possible but in any event on or prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Equity Commitment Letter and the Debt Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the

“Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) and (iii) satisfying on a timely basis all conditions in the Debt Commitment Letter and the Definitive Agreements and complying with its obligations thereunder. Purchaser shall comply with its obligations, and enforce its rights, under the Debt Commitment Letter and Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Debt Commitment Letter or the Definitive Agreements (other than the consummation of the Sale and those conditions the failure of which to be satisfied is attributable to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement, and other than, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied, Purchaser shall use reasonable best efforts to cause the Lenders and Equity Investors to comply with their respective obligations thereunder.

(b) Purchaser shall not without the prior written consent of Seller: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or the Definitive Agreements if such amendment, modification, waiver or remedy (1) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (2) reduces the amount of the Debt Financing or the Equity Financing, (3) adversely affects the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof or (4) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Sale and the other transactions contemplated by this Agreement; or (B) terminate the Debt Commitment Letter or any Definitive Agreement. Purchaser shall promptly deliver to Seller copies of any amendment, modification, waiver or replacement of the Debt Commitment Letter or any Definitive Agreement.

(c) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Purchaser will, (A) use commercially reasonable efforts to arrange and obtain alternative debt financing (in an amount sufficient and to the extent necessary, when taken together with the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay the Financing Amounts) from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Debt Commitment Letter and (B) promptly notify Seller of such unavailability and the reason therefor. For purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question) and the term “Debt Financing” shall be deemed to include any alternative debt financing obtained in compliance herewith. Purchaser shall provide Seller with prompt oral and written notice of any actual or threatened breach, default, termination or repudiation by any party to the Debt Commitment Letter or Equity Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Lender, Equity Investor or other financing source with respect to any breach, default, termination or repudiation by any party to the Debt Commitment Letter or Equity Commitment Letter or any Definitive Agreement

of any provision thereof. Purchaser shall inform Seller in reasonable detail on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Purchaser with this Section 5.15 shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(d) Prior to the Closing, Seller shall, and shall cause its applicable Affiliates to, reasonably cooperate with Purchaser’s requests as may be necessary to obtain the Debt Financing, including by (A) using commercially reasonable efforts to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, (B) using commercially reasonable efforts to furnish Purchaser and the Lenders as promptly as reasonably practicable following the delivery of a request therefor to Seller by Purchaser (which notice shall state with specificity the information requested) such financial and other information regarding the Transferred Entities as is reasonably available to Seller at such time and is customarily required in connection with the execution of financings of a type similar to the Debt Financing, including using commercially reasonable efforts to (X) provide to the Lenders a copy of the quality of earnings report, dated September 30, 2020, for the Transferred Entities that has been made available to Purchaser prior to the date hereof and (Y) provide to Purchaser, at Purchaser’s sole expense, such support as is reasonably available to Seller and is customarily required for Purchaser to produce an independent quality of earnings report for the Transferred Entities (provided, that neither the Seller nor any of its Affiliates shall have any obligation to prepare pro forma financial information or post-closing financial information, prepare or produce a quality of earnings report (other than as described in clause (X) above) or undertake or facilitate any audit) and (C) furnishing Purchaser (I) the unaudited consolidated financial statements for each Transferred Entity for the fiscal years ended December 31 2020 and 2019 no later than sixty (60) days following the date hereof and (II) the interim unaudited balance sheets and statements of income for the Transferred Entities for the twelve (12)-month period then ending, for each fiscal quarter (including the fourth fiscal quarter of any fiscal year) subsequent to the quarter ended December 31, 2020 no later than sixty (60) days following the conclusion of such quarter, in each case prepared in accordance with GAAP; it being understood that Seller shall have satisfied the obligations set forth in clauses (A) and (B) of this sentence if Seller shall have used its reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. The foregoing notwithstanding, neither Seller nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.15 that would: (i) require Seller, any of its Affiliates or any officers of directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement; (ii) cause any representation or warranty in this Agreement to be breached by Seller or any of its Affiliates; (iii) require Seller or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing or incur any obligation under any agreement, certificate, document or instrument; (iv) cause any director, officer, employee or equity holder of Seller or any of its Affiliates to incur any personal liability; (v) conflict with the organizational documents of Seller or any of its Affiliates or any Laws; (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Seller or any of its Affiliates is a party; (vii) require Seller or any of its Affiliates to provide access to or disclose information that Seller or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege of Seller or any of its Affiliates or is competitively or commercially sensitive; (viii) , require Seller or any of its Affiliates to prepare any financial statements or information other than as provided in clauses (B) and (C) above (or to undertake or to facilitate any audit); or (ix) unreasonably interfere with the ongoing operations of Seller or any of its Affiliates. Nothing contained in this Section 5.15 or otherwise shall require Seller or any of its Affiliates at any time or any Transferred Entity prior to the Closing to be an issuer or other obligor with respect to the Debt Financing. Purchaser shall, promptly upon request by Seller, reimburse Seller or any of its Affiliates for all reasonable and documented out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall indemnify, reimburse and hold harmless Seller and its Affiliates and their Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Purchaser or its Representatives pursuant to this Section 5.15 and any information used in connection therewith (other than information provided in writing by Seller or any of its Affiliates specifically in connection with Seller’s obligations pursuant to this Section 5.15).

(e) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.15 represent the sole obligation of Seller and its Affiliates with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser or its Affiliates with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Ancillary Agreements shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser, any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement. Notwithstanding anything to the contrary herein, the failure of Seller or any of its Affiliates or Representatives to comply with the provisions set forth in this Section 5.15 shall not be taken into account in determining whether any condition to the Closing set forth in Article VIII shall have been satisfied unless such failure is the primary cause of Purchaser being unable to obtain the proceeds of the Debt Financing at the Closing.

(f) All non-public or otherwise confidential information regarding Seller or any of its Affiliates obtained by Purchaser or any of its Affiliates or Representatives pursuant to this Section 5.15 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Purchaser shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements reasonably satisfactory to Seller.

Section 5.16 R&W Insurance Policy. Purchaser shall use its reasonable best efforts to bind the R&W Insurance Policy at or prior to the Closing. Purchaser shall use reasonable best efforts to take all actions necessary to complete the applicable conditions in the conditional binder (other than the condition that the Closing has occurred, to which this sentence does not apply) to the R&W Insurance Policy within the times set forth therein to maintain the R&W Insurance Policy in full force and effect. Following the final issuance of the R&W Insurance Policy, Purchaser agrees to use reasonable best efforts to keep the R&W Insurance Policy in full force and effect for the policy period set forth therein. Purchaser shall provide a copy of the R&W Insurance Policy to Seller upon request. Purchaser agrees that the R&W Insurance Policy shall expressly exclude any right of subrogation against Seller and its Affiliates and their respective officers, directors and employees (except in the case of Fraud), and neither Purchaser nor its Affiliates shall amend or waive such subrogation provisions without Seller’s prior written consent. The Parties acknowledge that Purchaser obtaining the R&W Insurance Policy is a material inducement to Seller entering into the transactions contemplated by this Agreement, and Seller is relying on Purchaser’s covenants and obligations set forth in this Section 5.15(a). The R&W Insurance Policy may not be amended or waived by Purchaser or its Affiliates in any manner that is adverse to Seller or any of its Affiliates without Seller’s prior written consent. At or promptly following the Closing, Seller shall deliver to Purchaser or its Representatives, as reasonably requested by Purchaser, a digital copy of all documents and other information uploaded to the virtual data room established by Seller and its Representatives and to which Purchaser and its Representatives have been granted access as part of their due diligence of the transactions contemplated hereby (the “Data Room”).

Section 5.17 Certain Environmental Matters. Consistent with the enumeration of Excluded Liabilities in Section 1.1(d)(1) of the Seller Disclosure Schedule and as further set forth in the Remediation and Access Agreement, Seller shall undertake Remedial Actions to address the presence of Hazardous Substances at, in, on, or under or that have migrated or are migrating from the Business Owned Real Property or Business Leased Real Property as of the Closing Date (defined in the Remediation and Access Agreement as “Pre-Closing Contamination”) as may be required under Environmental Law, and shall be responsible for compliance and related obligations pursuant to the Connecticut Transfer Act, Conn. Gen. Stat. §22a-134 et seq., the Remediation Standard Regulations §22a-133k-1 et seq., and technical guidance promulgated by the Connecticut Department of Energy and Environmental Protection (“CT DEEP”), as may be amended (collectively the “Transfer Act”), including in connection with any prior transfers in relation to the Business, including the Business Owned Real Property or Business Leased Real Property. Seller shall not be required to undertake Remedial Actions to address any Release or other presence of Hazardous Substances at, on, or from the Business Owned Real Property or Business Leased Real Property to the extent first occurring after, or deemed to have first occurred after, the Closing Date (defined in the Remediation and Access Agreement as “Post-Closing Contamination”), such obligations being the sole responsibility of Purchaser, and Purchaser shall comply with Environmental Law in addressing Post-Closing Contamination, and any other conditions first occurring after the Closing Date.

Section 5.18 Parts and Services. At or prior to the Closing, each of Seller, Purchaser and PartsCo shall enter into a Parts and Services Sharing Agreement reflecting substantially the terms and conditions set forth in the Parts and Services Term Sheet and otherwise reasonably acceptable to Seller, Purchaser and PartsCo (the “Parts and Services Sharing Agreement”). The parties shall work in good faith to finalize the Parts and Services Sharing Agreement prior to Closing.

Section 5.19 Restructuring Transactions.

(a) Prior to the Closing, Seller and its applicable Affiliates, at Seller’s sole cost and expense, shall take any and all actions necessary to effect the transactions contemplated by this Agreement, including (a) conveying, transferring, assigning and delivering any Excluded Asset or Excluded Liability set forth on Section 5.19(a) of the Seller Disclosure Schedule from any Transferred Entity, on the one hand, to any member of the Seller Group (other than the Transferred Entities), on the other hand, and (b) conveying, transferring, assigning and delivering any asset or liability set forth on Section 5.19(b) of the Seller Disclosure Schedule from any member of the Seller Group (other than the Transferred Entities), on the one hand, to any Transferred Entity, on the other hand (the foregoing clauses (a) and (b) collectively, Closing, the “Seller Restructuring Transactions”), in each case pursuant to instruments of transfer in form and substance reasonably satisfactory to Purchaser and provided that Purchaser’s prior written consent shall be required for any action not set forth on Section 5.19 of the Seller Disclosure Schedule; provided, further, that Purchaser may not require Parent to change the steps contemplated by the Seller Restructuring Transaction.

(b) At the request of Purchaser and at Purchaser’s cost and expense, Seller and its applicable Affiliates shall use commercially reasonable efforts to take such actions as requested by Purchaser to allow the Essex Generating Station to be transferred to a subsidiary of Purchaser that will own only the Essex Generating Station and not any of the other Facilities, including obtaining any required standalone permits and contracts. The Parties agree to, and to cause their respective Affiliates to, cooperate in good faith and use their commercially reasonable efforts to take such actions as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed in connection with the foregoing.

Section 5.20 Certain RTO Matters. Prior to the Closing, Purchaser shall use reasonable best efforts to take promptly the actions set forth in Section 5.20 of the Seller Disclosure Schedule.

Section 5.21 Bulk Transfer Laws. Purchaser acknowledges that Seller and its applicable Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws of any jurisdiction. Purchaser hereby waives compliance by Seller and its applicable Affiliates with, and agrees it will not voluntarily initiate discussions (or file any notification or similar document) with any taxing authority regarding, the provisions of any bulk sale or bulk transfer Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

Section 5.22 Risk of Loss. If from the date of this Agreement through the Closing, any of the properties or assets of the Business, including the Facilities, are damaged by fire or other casualty event (each such event, an “Event of Loss”), or are taken by a Governmental Entity by exercise of the power of eminent domain (each, a “Taking”), then the following provisions of this Section 5.22 shall apply:

(a) Following the occurrence of (i) any one or more Events of Loss, if the sum of the (x) reasonably expected aggregate costs to restore, repair or replace the property or assets of the Business subject to such Event of Loss to a condition reasonably comparable to its or their condition prior to such Event of Loss and (y) reasonably expected lost revenues of the Business resulting from such Event of Loss to the extent reasonably expected to accrue after the date of such Event of Loss, after subtracting the amount of any insurance proceeds actually received or reasonably expected to be received by Purchaser in respect of such Event of Loss (such sum of (x) and (y) pursuant to this clause (i) to be determined by an independent third party appraiser mutually selected by the parties (collectively, “Restoration Costs”)) and/or (ii) any one or more Takings, if the (x) value of the property subject to such Taking and (y) lost revenues of the Business resulting from such Taking to the extent reasonably expected to accrue after the date of such Taking, less any condemnation award received or reasonably expected to be received by Purchaser or Seller (provided, that any such condemnation award is made available to Purchaser) (such sum of (x) and (y) pursuant to this clause (ii) to be determined by an independent third party appraiser mutually selected by the parties (collectively, the “Condemnation Value”)), is, in the aggregate, less than or equal to one percent (1%) of the Base Purchase Price, in the case of each of clauses (i) and (ii), net of and after giving effect to (A) (1) any insurance proceeds reasonably expected to be available to the Business for such event and for which the applicable insurers have accepted liability and (2) other third party proceeds paid to the Business for such event and (B) any amounts expended by Seller prior to Closing, to restore damage caused by such Event of Loss, there shall be no effect on the transactions contemplated hereby; provided that any such amount associated with a reduction of the Restoration Cost or Condemnation Value as specified in the foregoing clause (A) shall be made available at no cost to Purchaser in the application of this Section 5.22.

(b) Subject to the termination right of Purchaser and Seller set forth in Section 5.22(e), upon the occurrence of any one or more Events of Loss and/or Takings involving aggregate Restoration Costs in excess of one percent (1%) of the Base Purchase Price or aggregate Condemnation Value in excess of one percent (1%) of the Base Purchase Price (a “Major Loss”), Seller shall have, in the case of a Major Loss relating solely to one or more Events of Loss or Takings, the option, exercised by written notice to Purchaser, to restore, repair or replace the damaged assets or properties prior to Closing to a condition reasonably comparable in all material respects to their condition prior to such Event of Loss or Taking, as the case may be. If Seller elects to so restore, repair or replace the assets or properties relating to a Major Loss, and for whatever reason the repair or replacement is not completed prior to the Closing, the Base Purchase Price payable by Purchaser at the Closing shall be reduced by the Restoration Cost, net of any reasonable out-of-pocket costs and expenses paid by Seller in connection with such repair or replacement prior to the Closing. If Seller elects not to cause the restoration, repair or replacement of the property or assets affected by a Major Loss, or such Major Loss is the result in whole or in part of one or more Takings or is otherwise not capable of being restored, repaired or replaced, the provisions of Section 5.22(c) will apply.

(c) In the event that Seller elects not to cause the restoration, repair or replacement of a Major Loss, or in the event that Seller, having elected to cause repair, replacement or restoration of the Major Loss, fails to cause its completion within the period of time agreed upon by the Parties pursuant to Section 5.22(b), or in the event that a Major Loss is the result in whole or in part of one or more Takings or is otherwise not capable of being restored, repaired or replaced, then the parties shall, within thirty (30) days following Seller’s election not to cause the restoration, repair or replacement, failure to complete, or the occurrence of such Major Loss, as the case may be, (i) adjust the Base Purchase Price downward by the aggregate Restoration Cost and Condemnation Value and (ii) proceed to Closing. To assist Purchaser in its evaluation of any and all Events of Loss or Taking, Seller shall provide Purchaser such access to the properties and assets and such information as Purchaser may reasonably request in connection therewith.

(d) In the event that (i) the aggregate Restoration Costs and Condemnation Value with respect to one or more Events of Loss and/or Takings equals an amount in excess of ten percent (10%) of the Base Purchase Price or (ii) the Taking is of any Facility, then the Purchaser shall have the right to exclude from this Agreement any Facility materially affected by the Events of Loss and/or Takings, to reduce the Base Purchase Price by an amount set forth on Section 5.22(d) of the Seller Disclosure Schedule in respect of such Facility and to otherwise proceed to Closing (with such changes to the adjustments contemplated in Section 2.2 as may be required by the exclusion of such Facility).

(e) Notwithstanding anything in this Section 5.22 to the contrary, in the event that the aggregate Restoration Costs with respect to one or more Events of Loss equals an amount in excess of twenty-five (25%) of (i) the Base Purchase Price plus (ii) the Base Purchase Price (as defined in the PJM EPA) or the aggregate Condemnation Value with respect to one or more Takings equals an amount in excess of twenty-five percent (25%) of (x) the Base Purchase Price plus (y) the Base Purchase Price (as defined in the PJM EPA), then either Purchaser or Seller shall have the right to terminate this Agreement.

Section 5.23 Resignations. Seller shall use its commercially reasonable efforts to deliver to Purchaser, at or prior to the Closing, written resignation letters of all directors and officers of each Transferred Entity, or their equivalents, effective as of the Closing, as directed by and in form reasonably satisfactory to Purchaser.

Section 5.24 Bank Accounts. Seller and Purchaser shall coordinate and use their reasonable best efforts to transfer, effective as of the Closing, the bank accounts of the Transferred Entities to Purchaser, including transferring or replacing authorized persons on such accounts.

Section 5.25 Release and Amendment of Certain Easements(a) . Prior to the Closing, Seller shall and shall cause its Affiliates not to become the successor or assignee of the grantee under the Existing Affiliate Easements, whether by sale, assignment or other transfer (including by a direct or indirect equity sale or other change of control transaction, by merger, operation of law or otherwise).

Article VI

EMPLOYEE MATTERS

Section 6.1 Continuation and Offers of Employment; Allocation of Liabilities.

(a) Seller shall cause each Business Employee who is employed as of immediately prior to the Closing to be employed by a Transferred Entity as of immediately prior to the Closing, other than as provided in this Section 6.1(a). In lieu of the foregoing, Purchaser may or may cause the Operator to offer employment (contingent upon and effective as of the Closing Date) to each Business Employee who is employed as of immediately prior to the Closing, with each such offer to be (i) consistent with a form of offer letter or form of welcome letter, as determined by Purchaser after good faith consultation with Seller, (ii) to provide for employment on terms and conditions consistent with the provisions of this Article VI, (iii) to provide for the same job location (or, for Business Employees who are not Represented Employees, a job location that is no more than fifty (50) miles from the employee’s job location as of the date of this Agreement) as of immediately following the Closing, (iv) to provide for a work schedule as of immediately following the Closing that is no less favorable than that applicable to the employee as of immediately prior to the Closing, and (v) to offer a position with the same job title and responsibilities as of immediately following the Closing as the employee’s job title and responsibilities as of immediately prior to the Closing. If Purchaser causes the Operator to offer employment to the Business Employees pursuant this Section 6.1, then each commitment and obligation of Purchaser and its Affiliates under this Article VI shall apply equally to the Operator and Purchaser shall take all action necessary to cause the Operator to comply with such commitments and obligations. Each Business Employee who is employed by a Transferred Entity as of immediately prior to the Closing or who is offered and accepts employment with an Operator, as applicable, shall be referred to herein as a “Transferred Business Employee”. Except as expressly provided in this Agreement, from and following the Closing, Purchaser (or an Operator with respect to any Transferred Business Employee employed by an Operator) shall assume all Liabilities related to the Transferred Business Employees, including under the Collective Bargaining Agreements and the Transferred Entity Benefit Plans (but excluding for the avoidance of doubt, liabilities relating to the Seller Benefit Plans). Seller shall periodically update the Employee List prior to Closing to reflect new hires, employment terminations, changes to employment status and any other material changes thereto and Seller shall, as soon as administratively practicable, provide copies of such updated lists and information to Purchaser.

(b) If, as of the Closing, a Business Employee is not actively at work as a result of an approved leave of absence and is either receiving workers’ compensation benefits or receiving short-term or long-term disability benefits from a Seller Benefit Plan (each, a “Leave Employee”), such Leave Employee will remain (or become) an employee of Seller and its Affiliates. Subject to Seller notifying Purchaser of a Leave Employee’s return to active employment within ten (10) Business Days of such return, Purchaser or one of its Affiliates (or, if directed by Purchaser, an Operator) shall make an offer of employment to such Leave Employee on terms consistent with the terms of this Article VI; provided that the Leave Employee returned to active employment with Seller or one of its Affiliates within twelve (12) months following the Closing Date (or such longer period required by applicable Law). Any Leave Employee who is offered and commences employment with Purchaser or one of its Affiliates (or, if directed by Purchaser, an Operator) shall thereafter be considered a Transferred Business Employee for all purposes of this Agreement. Seller shall retain and be responsible for all Liabilities relating to the employment or termination of employment of Leave Employees, including the compensation and benefits (except to the extent expressly provided for in Section 6.5), that are payable to such Leave Employee prior to the time such Leave Employee becomes a Transferred Business Employee. For all purposes of this Agreement, in the case of any Leave

Employee who becomes a Transferred Business Employee, the date that such Leave Employee commences (or is deemed to commence) employment with Purchaser or the Transferred Entities (or, if directed by Purchaser, an Operator) or the time of such commencement (or deemed commencement) of employment shall be substituted for the terms “Closing Date” or “Closing” respectively, wherever such term appears, except for purposes of Section 6.2 or Section 6.4.

Section 6.2 Terms and Conditions of Employment.

(a) With respect to each Transferred MAST Employee, Purchaser shall provide or cause to be provided, for the one (1) year period commencing on the Closing Date (the “Continuation Period”), (i) the same wage rate or cash salary level in effect for such Transferred MAST Employee immediately prior to the Closing, (ii) the same annual target cash and target equity incentive compensation opportunities in the aggregate (excluding specific performance goals) as in effect for such Transferred MAST Employee immediately prior to the Closing; provided, that in lieu of equity awards, Purchaser may substitute other forms of compensation, including cash-based compensation or profits interests or similar grants, having a substantially equivalent target value as measured at the time of issuance and (iii) employee benefits (excluding equity or equity-based arrangements, change in control, retention or similar benefits, deferred compensation arrangements and specific performance goals for any cash incentive compensation) that are no less favorable, in the aggregate, than those provided to such Transferred MAST Employee immediately prior to the Closing. Additionally, Purchaser agrees that each Transferred MAST Employee shall, during the Continuation Period, be eligible for severance benefits if such employee is terminated by Purchaser and its Affiliates other than for cause or such employee resigns due to a Constructive Termination on terms and in amounts that are no less favorable than the severance benefits provided under the severance plan listed in Section 6.2 of the Seller Disclosure Schedule, subject to the execution of a general release of claims (which shall not contain any non-competition covenants) in a form reasonably acceptable to Purchaser.

(b) As of the Closing, Purchaser or one of its Affiliates (including a Transferred Entity, as applicable) shall (or, to the extent that the Operator is the employer of the applicable Transferred Represented Employees, shall cause the Operator to) recognize the unions under the Collective Bargaining Agreements as the exclusive bargaining representatives of the Transferred Represented Employees and shall assume the Collective Bargaining Agreements with respect to Transferred Represented Employees, and shall continue all terms and conditions under such assumed Collective Bargaining Agreements through their respective expiration, modification or termination in conformity with such Collective Bargaining Agreements and applicable Law. Seller and Purchaser (and, if applicable, the Operator) shall work together in good faith prior to the Closing to satisfy any notice or consultation obligations to any labor union or other labor organization that may be triggered by this Agreement or the transactions contemplated hereby.

(c) Purchaser and its Affiliates shall, in addition to meeting the applicable requirements of this Article VI, comply with any additional obligations or standards required by applicable Laws or Contracts governing the terms and conditions of employment or termination of employment of the Transferred Business Employees.

Section 6.3 Service Credit. As of and after the Closing, Purchaser shall or shall cause the applicable Transferred Entity to, give each Transferred Business Employee full credit for purposes of eligibility, vesting and solely with respect to paid time off, severance and level of post-Closing pay credits under a cash balance plan, level of benefits under (i) each employee benefit plan, policy or arrangement, and (ii) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates, for such Transferred Business Employee’s service prior to the Closing with Seller and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized by Seller and its applicable Affiliates (including the Transferred Entities) immediately prior to the Closing; provided, that such credit shall not be given (A) for the avoidance of doubt, for benefit accrual purposes under any defined benefit pension plan (other than the Purchaser Pension Plan) or (B) to the extent that it would result in a duplication of benefits for the same period of service.

Section 6.4 Health Coverages. Purchaser shall cause each Transferred Business Employee (and his or her eligible dependents) to be covered by a group health plan or plans that (a) comply with the provisions of Section 6.2(a), (b) do not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the corresponding group health Seller Benefit Plan or Transferred Entity Benefit Plan) or on the basis of any other waiting period not in effect under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan, and (c) subject to the obligations under Section 6.2(b), use commercially reasonable efforts to provide such Transferred Business Employee full credit, for the year in which the Closing Date occurs, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan during such year for purposes of any maximum deductible, co-payment or out-of-pocket expense provisions, as applicable, of such Purchaser group health plans.

Section 6.5 Severance Indemnity. In the event that a Business Employee does not, as a result of Purchaser’s failure to comply with Purchaser’s obligations under this Article VI, continue employment with Purchaser or its Affiliates (including a Transferred Entity) at or after the Closing, which, in any case, results in any obligation, contingent or otherwise, of Seller or any of its Affiliates to pay or provide any severance, notice or similar payments or benefits, wages or penalties to any Business Employee or entity, or any additional Liability incurred by Seller or any of its Affiliates in connection therewith, including, but not limited to, under the federal WARN Act, the New Jersey Millville Dallas Airmotive Plant Job Loss Notification Act, or any other state mini-WARN Act), Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold harmless Seller and its Affiliates for all such severance or other compensation, benefits, damages or penalties and additional Liabilities.

Section 6.6 Vacation, Sick Leave and Personal Time. Purchaser (or, if directed by Purchaser, an Operator) shall recognize and assume all Liabilities with respect to credited but unused vacation, sick leave and personal time for all Transferred Business Employees (including any Liabilities to Transferred Business Employees for payments in respect of earned but unused vacation time that arise as a result of the transfer of employment contemplated by this Article

VI). Purchaser shall allow (or direct an Operator to allow) Transferred Business Employees to use the vacation, sick leave and personal time recognized or established in accordance with the first sentence of this Section 6.6 in accordance with the terms of the Collective Bargaining Agreements and the Seller Group programs in effect immediately prior to the Closing Date (in addition to, and not in lieu of, any vacation accrued or earned under the applicable vacation plans or policies of Purchaser or its Affiliates on or following the Closing).

Section 6.7 Cash Incentive Compensation.

(a) If the Closing Date occurs before 2021 cash incentive awards are paid in the ordinary course of business, Seller shall pay, or cause to be paid, to each annual bonus-eligible Transferred MAST Employee a cash payment equal to the product of (a) his or her earned annual cash incentive award under the applicable Seller Benefit Plan based on 2021 actual performance results, as reasonably determined by Seller consistent with past practice (with such adjustments to performance metrics made in good faith to account for any shortened performance period), multiplied by (b) a fraction, the numerator of which is the total number of days between January 1, 2021 and the earlier of December 31, 2021 or the Closing Date and the denominator of which is 365, which payment shall be made following the determination of performance results in the ordinary course of business but in any case no later than March 15, 2022. In addition, if the Closing Date occurs after December 31, 2021, Seller shall pay, or cause to be paid, to each annual bonus-eligible Transferred MAST Employee a cash payment equal to the product of (a) his or her target annual cash incentive award under the applicable Seller Benefit Plan, multiplied by (b) a fraction, the numerator of which is the total number of days between January 1, 2022 and the Closing Date and the denominator of which is 365, which payment shall be made on or prior to the Closing.

(b) In addition, Seller shall be solely responsible for and shall retain all Liabilities under the retention letter agreements entered into with the Business Employees. Purchaser shall cooperate with Seller and its Affiliates to facilitate payment of amounts under the retention letter agreements, including, if requested by Seller, by paying such amounts to the applicable Transferred Business Employees subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate taxing authority, provided that Seller shall reimburse Purchaser for all such amounts, including employer payroll Taxes, within thirty (30) days following payment to the employees.

Section 6.8 Defined Contribution Plans. To the extent any Transferred Business Employee has a loan outstanding as of the Closing Date under any Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Seller 401(k) Plan”), Seller shall use reasonable best efforts to cause such loan to remain outstanding (and not go into default) until the rollover of the Transferred Business Employee’s Seller 401(k) Plan account balance and loan note to a 401(k) plan sponsored by Purchaser or its Subsidiary (or, if directed by Purchaser, an Operator). Effective as of the Closing or as soon as reasonably practicable thereafter, Purchaser (or, if directed by Purchaser, an Operator) shall create or designate defined contribution plans (collectively, the “Purchaser DC Plans”) for the benefit of the Transferred Business Employees who are participants in one or more of the Seller 401(k) Plans immediately prior to the Closing. Each Purchaser DC Plan shall provide for the receipt from applicable Transferred Business Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code), including notes corresponding to loans. Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate in good faith in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those Transferred Business Employees who elect to roll over their account balances, including notes, directly into a Purchaser DC Plan.

Section 6.9 Seller Benefit Plans; Transferred Entity Benefit Plans.

(a) Effective as of the Closing, each Transferred Business Employee shall cease to be an employee of Seller and its Affiliates and shall cease to participate in any Seller Benefit Plan as an active employee. For the avoidance of doubt, from and after the Closing, Seller shall retain all Liabilities arising under, in connection with or in relation to any of the Seller Benefit Plans except as otherwise expressly provided herein, including all (i) health claims for expenses incurred by any Transferred Business Employee or his or her dependents, (ii) claims for short-term and long-term disability income benefits incurred by any Transferred Business Employee and (iii) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Business Employee, in each case, prior to the Closing. Purchaser shall be, or shall cause its Affiliates (or, if directed by Purchaser, an Operator) to be, responsible for all (A) health claims for expenses incurred by any Transferred Business Employee or his or her dependents, (B) claims for short-term and long-term disability income benefits incurred by any Transferred Business Employee and (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Business Employee, in each case, on or after the Closing (except to the extent such claims arise under a Seller Benefit Plan). The following claims and liabilities shall be deemed to be incurred as follows: (1) health benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) short-term and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits. Seller and its Affiliates shall be responsible for all claims for workers’ compensation benefits that are incurred prior to the Closing (including any injuries identifiably sustained by Transferred Employees after the Transfer Time that are aggravations or reinjuries of injuries or illnesses that were sustained on or before the Closing and treatment after the Closing required by Transferred Employees following complete recovery from injuries sustained on or before the Closing) by any Transferred Business Employee. Purchaser and its Affiliates (or, if directed by Purchaser, an Operator) shall be responsible for all claims for benefits that are incurred on or after the Closing by any Transferred Business Employee. A claim for workers’ compensation benefits shall be deemed to be incurred when the event giving rise to the claim occurs. If such workers’ compensation event occurs over a period both preceding and following the Closing, the claim shall be the joint responsibility and liability of Seller and Purchaser and shall be equitably apportioned between Seller and Purchaser based upon the relative periods of time that the event transpired preceding and following the Closing.

(b) Except as otherwise expressly provided in this Article VI, no Seller Benefit Plan shall be transferred, whether directly or indirectly, to an Operator, Purchaser or a Transferred Entity in connection with the transactions contemplated herein, and Purchaser shall not have or assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other Contracts, or related obligations pertaining to, any Seller Benefit Plan (and Seller and its Affiliates shall retain all such obligations, Liabilities and assets). For the avoidance of doubt, except as otherwise expressly provided in this Article VI, as of the Closing, neither Purchaser (or its Affiliates) nor an Operator shall assume, or shall cause the Transferred Entities to assume or retain, as the case may be, sponsorship of, and all Liabilities and other obligations with respect to, the Seller Benefit Plans.

(c) Seller Parent shall retain any obligations and Liabilities (including any liability for Tax and settlement and administration obligations) in respect of all equity-based incentive compensation awards that were granted to Transferred Business Employees by Seller Parent or any of its Affiliates (including restricted stock units, whether time-based or performance-based) prior to the Closing and remain outstanding as of the Closing (the “Outstanding Equity Awards”), and neither Purchaser (or any of its Affiliates) nor an Operator shall assume or otherwise be liable for any Liabilities (including liabilities for Taxes) with respect to such Outstanding Equity Awards.

Section 6.10 Pension Transfer.

(a) Effective as of the Closing, Purchaser or one of its Subsidiaries (or, if directed by Purchaser, an Operator) shall have in effect a defined benefit pension plan intended to be qualified under Section 401(a) of the Code (the “Purchaser Pension Plan”) and related trust intended to be exempt from federal income tax under Section 501(a) of the Code and covering those Pension Participants who participated in the Seller Pension Plan. Effective as of the Closing, each Pension Participant shall cease to be a participant in the Seller Pension Plan and shall be eligible to participate in the Purchaser Pension Plan. Purchaser shall cause the Purchaser Pension Plan and upon the transfer of such assets, Purchaser (or, if applicable, an Operator) and the Purchaser Pension Plan shall assume all Liabilities under the Seller Pension Plan with respect to Pension Participants whose benefits are transferred to the Purchaser Pension Plan. The Purchaser Pension Plan shall contain terms substantially similar to the terms of the Seller Pension Plan with respect to the final average pay component, consistent with the requirements under the applicable Collective Bargaining Agreements and shall provide that the service of the Pension Participants shall be recognized for all purposes to the extent such service was recognized under the Seller Pension Plan.

(b) As soon as practicable, but in no event more than thirty-five (35) days after the Closing (the “Pension Transfer Deadline”), Seller shall cause the calculation and transfer to the trust funding the Purchaser Pension Plan from the trust funding the Seller Pension Plan of assets equal to the present value of the “accumulated benefit obligations” in respect of the Pension Participants (and each alternative payee of such person) as of the Closing, as determined by Aon Consulting, Inc. (the “Seller Actuary”) using the actuarial assumptions and methodology consistent with those used by Seller in its measurement of the accumulated benefit obligation of the Seller Pension Plan under Accounting Standards Codification Section 715 subject to any changes made to such actuarial assumptions (including the discount rate) and methodology in the ordinary course of business consistent with past practice of the Seller, and subject to any requirements under the Code and ERISA (the “ABO Amount”); plus (ii) for the period between the Closing and the date such assets are transferred (the “Pension Transfer

Date”), an interest increment on the unpaid ABO Amount at the rate equal to the yield on the three-month U.S. Treasury Bill rate as of the Closing (such rate of interest, the “Interest Rate”); less (iii) any benefit payments that are made from the Seller Pension Plan to each Pension Participant for the period between the Closing and the Pension Transfer Date; less (iv) any costs or expenses incurred by Seller in respect of Pension Participant benefits of the Seller Pension Plan for the period between the Closing and the Pension Transfer Date, less (v) interest at the Interest Rate on each such benefit payment for the period from the date of such payment is made to the last day of the post-Closing period (the sum of (i) through (v), the “Pension Transfer Amount”). The transfer of the amount from the trust funding the Seller Pension Plan to the trust funding the Purchaser Pension Plan shall be made in cash and subject to compliance with applicable notice requirements to any Governmental Entity and receipt by the Seller of a copy of the Purchaser Pension Plan, related trust and resolutions reflecting adoption of such plan and trust. Notwithstanding the foregoing, if the asset transfer contemplated by this Section 6.10(b) is not made by the Pension Transfer Deadline, then no later than the Pension Transfer Deadline, Seller shall direct the transfer from the trust funding the Seller Pension Plan to the trust funding the Purchaser Pension Plan an amount in cash equal to ninety percent (90%) of Seller Actuary’s reasonable estimate of the Pension Transfer Amount. In the case where 90% of the reasonable estimate is transferred or if the full Pension Transfer Amount was otherwise not transferred, Seller shall direct the transfer of the remaining amount in cash contemplated to be transferred by this Section 6.10(b) (for the avoidance of doubt, including interest at the Interest Rate for the period from the Closing Date through the date of such transfer) within ninety (90) days following the Closing Date (or such later time as agreed in writing by the Seller and Purchaser taking into account the dispute resolution set forth in Section 6.10(f)). If the estimate amount transferred exceeds the Pension Transfer Amount, Purchaser shall direct the transfer from the trust funding the Purchaser Pension Plan to the trust funding the Seller Pension Plan, cash equal to such excess amount, including interest at the Interest Rate for the period from the date of the estimated transfer to the date of such transfer back.

(c) Purchaser and Seller shall cooperate in (i) making all filings required under the Code or ERISA, (ii) implementing all appropriate communications with the Pension Participants, (iii) transferring appropriate records, and (iv) taking all such other actions as may be necessary and appropriate to implement the provisions of this in a timely manner.

(d) As soon as practical after the Closing Date, Purchaser (or one of its Affiliates) shall or Purchaser shall cause an Operator to, file an application with the IRS for a favorable determination letter under Section 401(a) of the Code with respect to the Purchaser Pension Plan and shall take any and all reasonable action, including the adoption of any amendment requested by the IRS, as shall be necessary to obtain such determination letter. The transfers under this Section 6.10 may be made prior to, but shall be subject to the subsequent receipt of, a favorable determination letter issued by the IRS with respect to the Purchaser Pension Plan, copies of which shall be promptly furnished to Seller upon issuance. Purchaser shall (i) provide Seller with a copy of the application prior to its submission to the IRS for Seller’s review, edit and other adjustments and copies of all correspondence with the IRS relating to the submission and (ii) shall consider in good faith all of Seller’s edits and adjustments, and (iii) provide Seller with a summary of any meetings or calls with the IRS within three (3) days after the occurrence of each such meeting or call.

(e) Following the transfer of the Pension Transfer Amount from the trust funding the Seller Pension Plan to the trust funding the Purchaser Pension Plan, the Seller, its Affiliates and the Seller Pension Plan shall have no Liability to or with respect to any Pension Participant with respect to their accrued benefits under the Seller Pension Plan, and Purchaser shall indemnify and hold harmless Seller, its Affiliates and the Seller Pension Plan from all Liabilities, costs and expenses that may result to Seller or such Affiliates or the Seller Pension Plan from any claim by or on behalf of any Pension Participant for any benefit payable under the Seller Pension Plan or the failure of the Purchaser Pension Plan to constitute a qualified plan.

(f) Seller shall cause the Seller Actuary to provide Purchaser a report of the Seller Actuary’s determinations of the Pension Transfer Amount under Section 6.10(b) within fifteen (15) days of the Closing Date. If Purchaser disputes the accuracy of any calculation with fifteen (15) days of receipt of such report, Purchaser and Seller shall cooperate to identify the basis for such disagreement and act in good faith to resolve such dispute. To the extent that a dispute is unresolved after a thirty (30)-day period following identification of such dispute, such dispute shall be resolved by an independent actuarial firm selected jointly by the Purchaser’s actuary and the Seller Actuary. The determination of such firm shall be made within thirty (30) days of the engagement of such firm and shall be final and binding on the parties hereto. The costs and expenses of such firm shall be shared equally by the Purchaser and Seller. Any amounts that the independent actuarial firm determines are required to be paid as a result of its determination under this Section 6.10(f) shall be paid within ten (10) days following such determination (plus to the extent applicable, interest at the Interest Rate, for the relevant period).

Section 6.11 Post-Employment Welfare Benefits. From and after the Closing, the Purchaser (or, if directed by Purchaser, an Operator) shall assume and become solely responsible for any and all Liabilities of the Seller and its Affiliates, including under any welfare benefit plan of Seller or its Affiliates in respect of each Transferred Business Employee or the beneficiary or dependent of each such Transferred Business Employee to provide post-employment welfare benefits to such Transferred Business Employee, beneficiary or dependent following termination of employment. For the avoidance of doubt, no assets shall be transferred to Purchaser or an Operator with respect to post-employment welfare benefits.

Section 6.12 Cooperation. Purchaser and Seller will, and will cause their respective Subsidiaries to, each reasonably cooperate with the other to the extent permitted by applicable Law to effect the transactions contemplated by this Article VI, including (i) exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plans, (ii) sharing with each other and their respective agents and vendors all participant information reasonably necessary for the efficient and accurate administration of their respective employee benefit plans with respect to Business Employees, (iii) resolving any and all employment-related claims regarding Business Employees, and (iv) in responding to questions posed by employees or any other individual service providers. Without limiting the generality of the foregoing, each party will, and will cause its Affiliates to, provide the other party with a reasonable opportunity to review and comment on any material written communications intended for Business Employees that such party or its Affiliates desire to send to Business Employees prior to the Closing. Neither party and its Affiliates shall not make any material communications regarding terms and conditions of employment or employee benefits following the Closing without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed. Seller and Purchaser shall, and shall cause their respective Subsidiaries to, each cooperate with the other in good faith to provide any employment-related notice required by Law or Contract in connection with the transactions contemplated by this Agreement.

Section 6.13 No Third Party Beneficiaries. Without limiting the generality of Section 11.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Seller Benefit Plan, Transferred Entity Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by Seller, any Transferred Entity, Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of any Business Employee, or (d) except as set forth in Section 11.5, confer any rights or remedies (including third party beneficiary rights) on any current or former director, employee, consultant or independent contractor of Seller, any Transferred Entity, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

Article VII

TAX MATTERS

Section 7.1 Cooperation and Exchange of Information.

(a) Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) preparing or filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes, (iii) participating in any Tax Proceeding or (iv) preparing the Purchaser’s Allocation. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b) Each party hereto shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities or assets for their respective Tax periods ending on or prior to, or including, the Closing Date until the later of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (ii) eight (8) years following the due date (without extension) for such Tax Returns.

(c) Purchaser shall be responsible for the preparation and filing of any Tax Return required to be filed by a Transferred Entity after the Closing; provided, that, if any such Tax Return reflects Taxes with respect to any Restructuring Transaction, Seller shall be entitled to prepare such Tax Return and Purchaser shall timely file such Tax Return as prepared by Seller; provided, further, that Seller shall provide a draft to Purchaser for Purchaser’s review and reasonable comment thirty (30) days prior to the due date for filing such Tax Return (or, in the case of such a Tax Return relating to any Taxes other than income Taxes, such later date as is reasonably practicable).

(d) Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser or any of its Affiliates be entitled to receive or view, or have any rights with respect to any Tax Proceeding relating to, (i) any Tax Return of Seller Parent or any of its Affiliates (other than the Transferred Entities) or (ii) any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which Seller Parent or any of its Affiliates (other than a Transferred Entity) is a member or any Combined Tax Return.

(e) The Parties agree to, and to cause their respective Affiliates to, cooperate in good faith and use their commercially reasonable efforts to take such actions as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed in connection with the Purchaser Restructuring Transactions or the Bifurcation for which Purchaser or its Affiliates could be liable pursuant to Section 10.3(d). Seller and Purchaser shall each promptly notify the other if such Party determines that any such Tax could reasonably be expected to be imposed, and the Parties shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to cooperate prior to taking any action that could reasonably be expected to result in any such Tax being imposed.

Section 7.2 Purchase Price Allocation.

(a) No later than sixty (60) days after the Closing Date, Purchaser shall deliver to Seller a proposed allocation of the Base Purchase Price and any other amounts treated as consideration for Tax purposes (the “Aggregate Base Purchase Price”) among the assets of the Transferred Entities (and any other assets that, for Tax purposes, are treated as assets purchased by Purchaser pursuant to this Agreement and any Ancillary Agreement) determined in a manner that is consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any other relevant provisions of applicable Tax Law (“Purchaser’s Allocation”). If Seller disagrees with Purchaser’s Allocation, Seller may, within thirty (30) days after delivery of Purchaser’s Allocation, deliver a written notice to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation (“Seller’s Allocation Notice”). If Seller’s Allocation Notice is duly and timely delivered, Seller and Purchaser shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Aggregate Base Purchase Price. If Seller provides Purchaser with the Seller’s Allocation Notice within such thirty (30) day period, Seller and Purchaser shall cooperate in good faith to resolve any such disagreement. If the parties fail to resolve their differences over the disputed items within thirty (30) days following the receipt of the Seller’s Allocation Notice, Seller and Purchaser shall forthwith jointly request that the Independent Accounting Firm make a determination as to the disputed items in accordance with this Agreement, which determination shall be binding on the parties. Any allocation of the Aggregate Base Purchase Price determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with this Section 7.2. The fees and expenses of the Independent Accounting Firm shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. The allocation, as prepared by Purchaser if no Seller’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm in accordance with this Section 7.2 (the “Allocation”), shall be conclusive and binding on the parties hereto absent manifest error. The Allocation, if any, shall be adjusted, as necessary, to reflect any difference between the Aggregate Base Purchase Price and the Final Purchase Price pursuant to Section 6.4 (and any other amounts treated as consideration for Tax purposes) and any subsequent adjustments to the Final Purchase Price pursuant to Section 6.4 (and any other amounts treated as consideration for Tax purposes). Any such adjustment shall be allocated to the asset, or assets (if any), to which such adjustment is attributable; provided, that to the extent there are no such assets, such adjustment shall be allocated pro rata among the assets sold.

(b) Neither Seller nor Purchaser shall (and each shall cause its Affiliates not to) take any position inconsistent with the Allocation on any Tax Return or in any Tax Proceeding or otherwise; provided, however, that nothing contained herein shall prevent Purchaser or Seller from settling in good faith any proposed deficiency or adjustment by any taxing authority based upon or arising out of the Allocation, and neither Purchaser nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any taxing authority challenging the Allocation.

Section 7.3 Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing, Tax Allocation and Tax indemnity agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the Seller Group (other than the Transferred Entities), on the other hand, are parties, shall terminate, and neither any member of the Seller Group (other than the Transferred Entities), on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 7.4 Tax Treatment. Except to the extent otherwise required by applicable Law, Seller, Purchaser, the Transferred Entities and their respective Affiliates shall treat (a) the acquisition of the Units of the Transferred Company pursuant to this Agreement as a purchase and sale of all of the assets of the Transferred Company (and of any other Transferred Entity that is a disregarded entity for U.S. federal income tax purposes) that constitutes an “applicable asset acquisition” within the meaning of Section 1060 of the Code and (b) any and all payments under Section 2.7 and any and all indemnification payments under this Agreement (pursuant to Article X or otherwise) as an adjustment to the Final Purchase Price for Tax purposes.

Section 7.5 Certain Post-Closing Tax Covenants. Purchaser shall not, and shall cause its Affiliates (including, following the Closing, the Transferred Entities) not to, (a) make any election with respect to any Transferred Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date or (b) take any action or enter into any transaction after the Closing on the Closing Date that is outside the ordinary course of business with respect to the Transferred Entities.

Section 7.6 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement (other than Section 10.3(d)(iii)), Purchaser and Seller shall each be responsible for fifty percent (50%) of any sales, use, transfer, real property transfer, controlling interest transfer, registration, documentary, stamp, value added or similar Taxes (“Transfer Taxes”) and related fees and costs imposed on the transfer of the Units from Seller to Purchaser pursuant to Section

2.1 of this Agreement. The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns, promptly provide a copy of such Tax Return to the other party and shall timely pay to the appropriate taxing authority the full amount of any Taxes shown as due on such Tax Return; provided, that, the other party shall reimburse the party responsible for paying such Transfer Taxes its applicable share no later than five (5) days after the date such Transfer Taxes are due. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any such Transfer Taxes; provided, that notwithstanding any of the foregoing, neither Seller nor any of its Affiliates nor Purchaser nor any of its Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any such Transfer Taxes, or any claim for any reduction thereof, if Seller or Purchaser, as applicable, determines in its reasonable discretion that the filing of such claim or any related action would have a material and adverse effect on Seller or any of its Affiliates or Purchaser or any of its Affiliates, as applicable.

Article VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1 Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the Sale shall be subject to the satisfaction or waiver by Seller and Purchaser at or prior to the Closing of the following conditions:

(a) Regulatory Approvals. (i) Any waiting period applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated and (ii) the consents, authorizations and approvals required to be obtained in connection with the consummation of the Sale from any Governmental Entities set forth on Section 8.1(a) of the Seller Disclosure Schedule (each, a “Required Approval”) shall have been obtained (or any applicable waiting period thereunder shall have expired or been terminated).

(b) No Injunctions. No Governmental Entity of competent jurisdiction shall have issued an Order that remains in effect and enjoins or prohibits the consummation of the Sale (collectively, the “Legal Restraints”).

Section 8.2 Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the Sale shall be subject to the satisfaction or waiver by Purchaser at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 3.1, Section 3.2, Section 3.3 and Section 3.18 shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except where the failure of any such representation and warranty to be true and correct is de minimis; (ii) the representations and warranties of Seller set forth in Section 3.6(b) shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date and (iii) each of the other representations and warranties of Seller contained in Article III shall be true and correct (without giving effect to any limitation as to “materiality” or

“Material Adverse Effect” or any similar limitation or qualification contained herein) as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except (A) in the case of each of clauses (i)and (iii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d) Release of Guarantors. All guarantees of each Transferred Entity pursuant to Indebtedness for borrowed money set forth on Section 8.2(d) of the Seller Disclosure Schedule have been, or will at the Closing be, released.

Section 8.3 Conditions to Seller’s Obligation to Close. The obligations of Seller to effect the Sale shall be subject to the satisfaction or waiver by Seller at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1 and Section 4.2 shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, except where the failure of any such representation and warranty to be true and correct is de minimis; and (ii) each of the other representations and warranties of Purchaser contained in Article IV shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation or qualification contained herein) as of the Closing Date as if made on and as of the Closing Date, except (A) in the case of each of clauses (i) and (ii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

Section 8.4 Frustration of Closing Conditions. Neither Purchaser nor Seller may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5.3.

Article IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or by Purchaser, if:

(i) the Closing shall not have occurred on or before August 12, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date or to any party during the pendency of any Action brought by the other party for specific performance of this Agreement;

(ii) Seller (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Seller) shall have materially breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a) or Section 8.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is thirty (30) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform, which notice shall state the party’s intention to terminate this Agreement pursuant to this Section 9.1(b)(ii) and the basis for such termination; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party to this Agreement if such party shall have materially breached or failed to perform any of its covenants or agreements contained in this Agreement; or

(iii) any Legal Restraint permanently enjoining or prohibiting consummation of the Sale shall be in effect and shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, any such Legal Restraint; or

(c) by Seller, if (i) all of the conditions in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied) have been satisfied or waived, (ii) Seller has irrevocably notified Purchaser in writing at least two (2) Business Days prior to such termination that Seller is ready, willing and able to consummate the Closing, and (iii) Purchaser has failed to consummate the Closing within two (2) Business Days after the giving of such notice by Seller pursuant to clause (ii).

(d) by either Purchaser or Seller (as applicable) pursuant to Section 5.22(e).

Section 9.2 Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other.

Section 9.3 Effect of Termination.

(a) In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement or its Affiliates or its or their respective officers, directors, equity holders, employees and other Representatives, except as set forth in the Confidentiality Agreement or in this Section 9.3; provided, that termination of this Agreement shall not relieve Seller from Liability for willful and material breach of this Agreement or willful and material failure to perform its obligations or agreements under this Agreement. Notwithstanding anything to the contrary contained herein, the provisions of Section 5.2, the second sentence of Section 5.3(f), the last sentence of Section 5.15(d), Article XI (other than Section 11.11 in respect of any remedy of specific performance) and this Section 9.3 shall survive any termination of this Agreement.

(b) Purchaser shall pay or cause to be paid to Seller (or its designee) $50,000,000 (the “Purchaser Termination Fee”) if (i) Seller validly terminates this Agreement pursuant to Section 9.1(b)(ii) or Section 9.1(c) (or if this Agreement is terminated pursuant to another provision of Section 9.1 at a time when this Agreement is terminable by Seller pursuant to Section 9.1(b)(ii) or Section 9.1(c)) and (ii) all of the conditions to Closing set forth in Section 8.1 and Section 8.3 are satisfied or duly waived at and as of such time (other than (x) the conditions to the Closing set forth in Section 8.1 that, by their nature, are to be satisfied at the Closing and which would reasonably be expected to be satisfied if the Closing were then to occur and (y) the conditions to the Closing that are unsatisfied solely as a result of Purchaser’s breach of this Agreement giving rise to Seller’s right to terminate this Agreement pursuant to Section 9.1(b)(ii)). Any fee due under this Section 9.3(b) shall be paid by wire transfer to the account specified in writing by Seller of same-day funds within five (5) Business Days after such termination.

(c) If Purchaser fails to promptly pay or cause to be paid any amount when due pursuant to Section 9.3(b), then Purchaser shall reimburse Seller for all reasonable, documented out-of-pocket costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by Seller of its rights under this Section 9.3 within two (2) Business Days after Seller provides Purchaser with a notice of such amounts. In addition, if Purchaser fails to promptly pay any amount when due pursuant to this Section 9.3, Purchaser shall pay or cause to be paid to Seller (or its designee) the amount due, together with interest accruing daily on such amount from the date on which such payment was due at an annual rate equal to the prime rate (as published in the Wall Street Journal) in effect on the date such payment was due.

(d) Each of the parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not enter into this Agreement. The parties acknowledge and hereby agree that the Purchaser Termination Fee if, as and when required to be paid pursuant to this Section 9.3, shall not constitute a penalty but shall be liquidated damages, in a reasonable amount that shall compensate Seller in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Sale, which amount would otherwise be impossible to calculate with precision. In no event shall Purchaser be required to pay to Seller (or its designee) more than one Purchaser Termination Fee pursuant to this Agreement.

(e) In a circumstance in which Seller effects a termination of this Agreement described in Section 9.3(b) and the Purchaser Termination Fee is paid in full when due pursuant to Section 9.3(b), the Purchaser Termination Fee shall be the sole and exclusive remedy of Seller and its Affiliates (including the Transferred Entities) against Purchaser, the Equity Investors, the parties to the Debt Commitment Letter or Equity Commitment Letter and any of their respective general or limited partners, managers, officers, directors or employees for any loss suffered as a result of such termination. For the avoidance of doubt, nothing in this Section 9.3(e) shall limit (i) any remedies of Seller prior to such termination, including specific performance pursuant to Section 11.11, or (ii) any of Purchaser’s or its Affiliates’ obligations under or remedies available to Seller with respect to the Confidentiality Agreement, whether in law or in equity, whether in contract or in tort or otherwise.

Section 9.4 Extension; Waiver. At any time prior to the Closing, either Seller, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Article X

INDEMNIFICATION

Section 10.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) The representations and warranties of Seller and Purchaser contained in this Agreement and in any certificate delivered hereunder shall not survive the Closing and shall terminate at the Closing. The covenants and other agreements set forth in Section 5.4 shall survive and remain in effect until the date that is sixty (60) days following the Closing. The other covenants and other agreements contained in this Agreement that are to be performed prior to the Closing shall not survive the Closing and shall terminate at the Closing. The covenants and agreements contained in this Agreement that are to be performed at or after the Closing shall survive the Closing until fully performed in accordance with their respective terms.

(b) Purchaser (on behalf of itself, its Affiliates (including, following the Closing, the Transferred Entities) and its and their respective officers, directors, equity holders, employees, managers, agents and other Representatives) (collectively, the “Purchaser Parties”) agrees that, to the fullest extent permitted by applicable Law, from and after the Closing and except as set forth in this Article X, under no circumstances shall Seller, any of its Affiliates (including, prior to the Closing, the Transferred Entities) or any of its or their respective officers, directors, equity holders, employees, managers, agents and other Representatives (collectively, the “Seller Parties”) have any Liability to any of the Purchaser Parties for any Losses relating to or arising from any actual or alleged breach of any representation or warranty or any covenant or agreement set forth in this Agreement (except the covenants and other agreements set forth in Section 5.4) to have been performed by its terms prior to the Closing (or any certificate delivered hereunder) or in connection with the transactions contemplated hereby, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations or warranties or any covenant or agreement set forth in this Agreement (except the covenants and other agreements set forth in Section 5.4), any certificate, instrument, opinion or other documents delivered hereunder, the subject matter of this Agreement, the ownership, operation, management, use or control of the Business or any of the Transferred Entities prior to the Closing, any of their respective assets, or any actions or omissions prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law. Purchaser acknowledges and agrees that it is relying exclusively on, and its sole recourse for any actual or alleged breach of any representation or warranty shall be, the R&W Insurance Policy. Except as otherwise provided herein, from and after the Closing, Purchaser (on behalf of the Purchaser Parties) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have no recourse of any kind to, the Seller Parties under any theory of law or equity, including under any control person liability theory, for any action or inaction of any of the Transferred Entities or the Business or their respective Affiliates, officers, directors, equity holders, managers, employees, agents or other Representatives, in each case prior to the Closing. Nothing in this Article X shall prevent or limit or in any way affect the right of (i) any party to bring a claim for Fraud or (ii) Purchaser or its Affiliates to receive payment, to make a claim or to otherwise seek coverage under the R&W Insurance Policy.

(c) Seller (on behalf of itself and the Seller Parties) agrees that, to the fullest extent permitted by applicable Law, from and after the Closing and except as set forth in this Article X, under no circumstances shall the Purchaser Parties have any Liability to any of the Seller Parties for any Losses relating to or arising from any actual or alleged breach of any representation or warranty or any covenant or agreement set forth in this Agreement to have been performed by its terms prior to the Closing (or any certificate delivered hereunder) or in connection with the transactions contemplated hereby, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations or warranties set forth in this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, the subject matter of this Agreement, the ownership, operation, management, use or control of the Business or any of the Transferred Entities prior to the Closing, any of their respective assets, or any actions or omissions prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law. Except as otherwise provided herein, from and after the Closing, Seller

(on behalf of the Seller Parties) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have no recourse of any kind to, the Purchaser Parties under any theory of law or equity, including under any control person liability theory, for any action or inaction of any of the Transferred Entities or the Business or their respective Affiliates, officers, directors, equity holders, managers, employees, agents or other Representatives, in each case prior to the Closing. Nothing in this Article X shall prevent or limit or in any way affect the right of any party to bring a claim for Fraud.

Section 10.2 Indemnification by Seller. Subject to the provisions of this Article X, effective as of and after the Closing, Seller shall indemnify and hold harmless the Purchaser Parties from and against any and all Losses incurred or suffered by any of the Purchaser Parties to the extent arising out of or resulting from (a) any breach of any covenant or agreement of Seller contained in this Agreement (i) set forth in Section 5.4 or (ii) that is to be performed at or after the Closing, or (b) any Excluded Liabilities, except as otherwise provided in the Remediation and Access Agreement and with respect to Post-Closing Contamination as defined therein.

Section 10.3 Indemnification by Purchaser. Subject to the provisions of this Article X, effective as of and after the Closing, Purchaser and the Transferred Entities shall indemnify and hold harmless the Seller Parties from and against any and all Losses incurred or suffered by any of the Seller Parties to the extent arising out of or resulting from (a) any breach of any covenant or agreement of Purchaser contained in this Agreement that is to be performed at or after the Closing, (b) any Liability or Environmental Liability, other than Excluded Liabilities, arising in connection with Purchaser’s operation of the Business, including in any way related to any Post-Closing Contamination, as such term is defined in the Remediation and Access Agreement, (c) the failure to pay any Liability when due to the extent reflected in, reserved for or taken into account in the determination of Working Capital or Indebtedness on the Final Closing Statement, and (d) any Taxes imposed directly on (i) the actions and transactions contemplated by Section 5.19(b) that would not have been incurred if such actions and transactions had not occurred, (ii) the Bifurcation that would not have been incurred if the Bifurcation was not taking place or (iii) the direct sale by Seller, its Affiliate or the Transferred Company of the equity interests of PSEG Power Connecticut LLC, PSEG New Haven LLC and PSEG Power New York LLC (in the case of this clause (iii), that would not have been incurred in the case of an indirect sale of those equity interests via a sale of PSEG Fossil LLC), for the avoidance of doubt, in each case, to the extent such Taxes are (x) for a taxable period or portion thereof ending on or before the Closing Date or (y) in the case of any action that occurs after the Closing Date, for a taxable period or portion thereof that includes the date such action occured (collectively, “Purchaser Restructuring Transactions”); provided that any and all refunds, credits, overpayments or similar items or recoveries of the Taxes described in this clause (d) paid by Purchaser or any of its Affiliates shall be for the benefit of Purchaser.

Section 10.4 Indemnification Procedures.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X, except if the Indemnifying Party is prejudiced by such failure, it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance, the provisions of this Agreement pursuant to which indemnification may be sought and an estimate of the Indemnified Party’s Losses (if then known or reasonably estimable) and must be delivered prior to the expiration of any applicable survival period specified in Section 10.1.

(b) Upon receipt of a notice for indemnity in respect of a Third Party Claim from an Indemnified Party pursuant to Section 10.2 or Section 10.3, the Indemnifying Party shall be entitled, by notice to the Indemnified Party delivered within thirty (30) Business Days of the receipt of notice of such Third Party Claim or such shorter period as set forth in the notice of a Third Party Claim as may be required by court proceeding in the event of a litigated matter, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that the Indemnifying Party shall not be entitled to assume the control and defense of such Third Party Claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if (x) such Third Party Claim relates to, or arises in connection with, a criminal Action; (y) the Indemnified Party reasonably determines, based on the advice of legal counsel, that a material conflict of interest exists between the applicable Indemnified Party and the Indemnifying Party with respect to the defense of such Third Party Claim (including if there are specific defenses available to the Indemnitee that are different from or additional to those available to the Indemnifying Party and that could be materially adverse to the Indemnified Party); or (z) where the sole or primary relief sought by the Third Party Claim is an injunction or other equitable relief against the Indemnified Party (other than equitable relief sought which is merely incidental to a request for monetary damages). If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense (it being understood that (i) the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by the Indemnified Party’s assumption of the defense of such Third Party Claim and (ii) the Indemnifying Party shall reimburse the Indemnified Party for the costs of defending against such Third Party Claim (including reasonable attorneys’ fees and expenses to the extent that it is determined that such Indemnifying Party is liable under this Agreement with respect to such Third Party Claim), but the Indemnifying Party may nonetheless elect to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants at its expense. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party agrees to keep the Indemnified Party reasonably informed regarding the defense or settlement of such Third Party Claim and to consider in good faith any suggestions made by the Indemnified Party regarding the defense or settlement of such Third Party Claim. Each of Purchaser or Seller, as the case may be, shall, and shall cause its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party

Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, (except in the case of a Third Party Claim relating to Taxes for which Seller is responsible under Section 10.2) that such settlement or judgment includes a full, unconditional release of the Indemnified Party from all liability in respect of such Third Party Claim and does not involve any injunctive relief or finding or admission of any violation of Law by any Indemnified Party or impose any non-monetary obligation on the Indemnified Party and the Indemnifying Party shall pay or cause to be paid all amounts in such settlement or judgment. No Indemnified Party shall consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding anything to the contrary in this Agreement (including Section 10.4(b)), Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates (including, following the Closing, the Transferred Entities) shall be entitled to participate in, any Tax Proceeding with respect to (A) any Tax Return of Seller or any of its Affiliates (other than the Transferred Entities) or (B) any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which Seller or any of its Affiliates (other than a Transferred Entity) is a member or any Combined Tax Return.

Section 10.5 Exclusive Remedy. Except for the parties’ right to seek and obtain any equitable relief pursuant to Section 11.11 or in the case of Fraud, Purchaser and Seller acknowledge and agree that, except with respect to claims under the Ancillary Agreements (which shall be governed exclusively by such Ancillary Agreements), following the Closing, the indemnification provisions of Section 10.2 and Section 10.3 (and Section 2.8) shall be the sole and exclusive remedies of Seller and Purchaser (and the Seller Parties and Purchaser Parties, respectively) for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that any of them may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed or complied with under this Agreement. In furtherance of the foregoing, from and after the Closing, each of Purchaser and Seller, on behalf of itself and the Purchaser Parties and Seller Parties, respectively, waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against Seller or any of the Seller Parties or Purchaser or any of the Purchaser Parties, as the case may be, as a result of or in connection with the ownership of the Units, the Sale or the other transactions contemplated by this Agreement, whether arising under or based upon breach of contract, warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise; provided, that nothing contained in this Section 10.5 shall constitute a waiver of any rights, claims, obligations or liabilities under this Agreement, the Ancillary Agreements or for Fraud. Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.

Section 10.6 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be reduced by (x) any net cash Tax benefit actually realized by the Indemnified Party or its Affiliates in connection with the incurrence of such Loss with respect to the taxable year of such Loss or any of the following two taxable years and (y) the amount of any third party insurance or other indemnity or reimbursement proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if such proceeds in respect of such facts are recovered, or such net cash Tax benefit actually realized, by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds, or the amount of such net cash Tax benefit, as applicable, shall be promptly remitted to the Indemnifying Party to the extent such reduction of the Losses would have reduced the Indemnifying Party’s indemnification obligations). Purchaser agrees that the R&W Insurance Policy shall expressly exclude any right of subrogation against Seller and its Affiliates (except in the case of Fraud).

Section 10.7 Limitation of Liability. In no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits, income or generating capacity or other applicable metric, or for any diminution in value damages measured as a multiple of earnings, revenue or other applicable metric, except for any such damages (a) to the extent imposed by a Governmental Entity pursuant to an Environmental Law, (b) to the extent actually awarded and paid to a third party or (c) consequential, special, incidental and indirect damages to the extent that are the reasonably foreseeable result of the breach or non-fulfillment of Seller or Purchaser of any agreement or covenant under this Agreement. In no event shall the aggregate amount of Losses to which an Indemnified Party shall be entitled due to any breach of any covenant or other agreement of Seller or Purchaser contained in this Agreement that are to be performed prior to the Closing, exceed the Closing Purchase Price. The parties understand and agree that nothing in this Agreement, including this Section 10.7, shall limit any claim for Fraud. In order to avoid double recovery by any Indemnified Party, the amount of any Losses or Taxes to which an Indemnified Party is entitled to be indemnified with respect to any claim shall be calculated without duplication related to any Loss or Tax to the extent of any adjustment to the Base Purchase Price made pursuant to Article II hereof for any accruals, reserves or provisions therefor reflected or included in the Closing Working Capital, the Closing Adjustments or the Post-Closing Adjustment, in each case with respect to such Loss or Tax.

Section 10.8 Mitigation. Each of the parties agrees to use, and to cause its Affiliates to use, reasonable best efforts to mitigate any Losses that may be indemnifiable hereunder upon and after becoming aware of any event or condition that would reasonably be expected to give rise to such Losses, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the Indemnified Party’s failure to use reasonable best efforts to mitigate such Losses.

Section 10.9 Remediation and Access Agreement. In the event of any conflict between the terms of this Article X or Section 5.17 and the Remediation and Access Agreement, the Remediation and Access Agreement shall control with respect to the subject matter thereof.

Article XI

GENERAL PROVISIONS

Section 11.1 Interpretation; Absence of Presumption.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of inclusion of any such item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b) For purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, clause, Exhibit and Schedule are references to the Articles, Sections, paragraphs and clauses of, or Exhibits and Schedules to, this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, and references to the “date hereof” shall mean the date of this Agreement; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form (including e-mail); (viii) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (ix) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xiv) to the extent that this Agreement or any Ancillary Agreement requires an Affiliate or Subsidiary of any party to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate or Subsidiary to take or omit to take such action; (xv) whenever the words “ordinary course” and “ordinary course of business” with respect to either party are used in this Agreement, they shall be deemed to be followed by the words “consistent with past practice” and shall take into account the commercially reasonable actions taken by such party and its Affiliates in response to COVID-19 and the COVID-19 Measures; (xvi) where Seller is required to “cause its Affiliates” to take any action under this Agreement, the term “Affiliate” shall include (A) Seller’s unrelated Affiliates and (B) if and to the extent permitted by applicable Law, Seller’s regulated Affiliates (subject, in the case of clause (B), to Seller’s reasonable determination of the potential regulatory impacts of seeking to take such actions on Seller and its regulated Affiliates); and (xvii) amounts used in any calculations for purposes of this Agreement may be either positive or negative (except as otherwise expressly provided herein), it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment or indemnity obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities. Any reference in this Agreement to a specified date shall mean 5:00 p.m. (New York City time) on such date, unless another time is specified. In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, this Agreement shall control. Any document or item will be deemed “delivered”, “provided” or “made available” within the meaning of this Agreement if such document or item is included in the Data Room at least three (3) day prior to the date hereof.

(c) Any disclosure with respect to a Section of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent on its face.

Section 11.2 Headings; Definitions. The Article and Section headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 11.3 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) Except to the extent provided in Section 11.13, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably

(i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it shall not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 SHALL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.4 Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 11.5 No Third Party Beneficiaries. Except for Section 5.9, Section 10.2, Section 10.3, this Section 11.5, Section 11.3, Section 11.9, Section 11.13 and Section 11.15, in each case which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof or thereof.

Section 11.6 Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 11.7 Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when given by e-mail transmission (so long as confirmation of such e-mail is received if requested), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a) If to Seller:

c/o Public Service Enterprise Group Inc

80 Park Plaza

Newark, New Jersey 07102

Attention: Timothy P. Pellegrin

                 Michael K. Hyun

E-mail:     timothy.pellegrin@pseg.com

                 michael.hyun@pseg.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew R. Brownstein

                 Benjamin M. Roth

E-mail:     ARBrownstein@WLRK.com

                 BMRoth@WLRK.com

(b) If to Purchaser:

Generation Bridge II, LLC

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02116

Attention: General Counsel

E-mail: tburke@arclight.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: David Allinson

                 Jane Greyf

E-mail:     David.Allinson@lw.com

                 Jane.Greyf@lw.com

Section 11.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that (a) Seller may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any of its Affiliates, but any such transfer or assignment shall not relieve Seller of any of its obligations hereunder, (b) Seller or Purchaser may make any pledge or collateral assignment of this Agreement or any of its rights hereunder to any of its collateral agents, administrative agents and/or lenders and (c) Purchaser may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any of its domestic Affiliates, but any such transfer or assignment shall not relieve Purchaser of any of its obligations hereunder. For the avoidance of doubt, in the event Seller, Purchaser, the Transferred Entities or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provision shall be made so that the successors and assigns of Seller, Purchaser, the Transferred Entities or such successors or assigns, as the case may be, shall assume any outstanding obligations of Seller or Purchaser, as the case may be, set forth in this Agreement.

Section 11.9 Amendments and Waivers. This Agreement may not be modified or amended, except (a) by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought and (b) in accordance with Section 11.13. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11 Specific Performance.

(a) The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in law or in equity. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

(b) Notwithstanding anything to the contrary in this Agreement or otherwise to the contrary, it is acknowledged and agreed that Purchaser has an obligation hereunder to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, subject to the requirements set forth below, and Seller shall be entitled to specific performance (or any other equitable relief) to cause Purchaser to consummate the Closing and to cause Purchaser to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing only as set forth in the following sentence. The right of Seller to specific performance to cause Purchaser to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing shall be subject to the requirements that (i) all of the conditions in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied) have been satisfied or waived, (ii) the Debt Financing (or any alternative financing in accordance with Section 5.15) has been funded or shall be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Seller has irrevocably confirmed in a written notice to Purchaser that if specific performance is granted and the Equity Financing and Debt Financing (or any alternative financing in accordance with Section 5.15) are funded, then Seller is ready, willing and able to consummate the Closing, and (iv) Purchaser has failed to consummate the Closing by the date by which the Closing is supposed to have occurred pursuant to Section 2.3.

Section 11.12 Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a) Purchaser waives and shall not assert, and agrees to cause its Affiliates (including, following the Closing, the Transferred Entities) to waive and not assert, any conflict of interest arising out of or relating to the representation after the Closing (the “Post-Closing Representation”) of Seller, any of its Affiliates or any equity holder, officer, employee, director or other Representative of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing Seller or any of its Affiliates or any other Designated Person in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).

(b) Purchaser waives and shall not assert, and agrees to cause its Affiliates (including, following the Closing, the Transferred Entities) to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation or in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, the Transferred Entities) (including in respect of any claim for indemnification by any Purchaser Party), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and that Seller and its Affiliates, and not Purchaser or its Affiliates (including, following the Closing, the Transferred Entities), shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after the Closing, none of Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and its Affiliates and not of Purchaser or its Affiliates (including, following the Closing, the Transferred Entities), or to internal counsel relating to such engagement, and none of Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities). Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates (including, following the Closing, the Transferred Entities), on the one hand, and a third party other than Seller or its Affiliates, on the other hand, Purchaser or its Affiliates may seek to prevent the disclosure of such attorney-client privileged communications to such third party and request that Seller not permit such disclosure, and Seller shall consider such request in good faith.

Section 11.13 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Seller, on behalf of itself and its Affiliates and their respective Representatives, hereby: (a) agrees that any suit, action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be governed by and construed in accordance with the law of the State of New York and subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Seller or its Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 11.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties shall have any liability to Seller or any of its Affiliates or Representatives (in each case, other than Purchaser and its Affiliates) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and hereby irrevocably waives any claims or rights if any against the Financing Parties relating to or arising out of the foregoing, and agrees not to bring or support any suit, action or proceeding against any of the Financing Parties in connection with the foregoing and herby agrees to cause any such suit, action or proceeding to be dismissed or otherwise terminated, and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, the provisions of Section 11.8(b) and of this Section 11.13, and that such provisions and the defined terms used in Section 11.8(b) and this Section 11.13 (or any other provision or definition in this Agreement to the extent that if amended or waived would modify the substance of Section 11.8(b) and this Section 11.13 or the defined terms thereunder) shall not be amended in a manner adverse to the Financing Parties without the prior written consent of the Financing Parties.

Section 11.14 No Admission. Nothing herein shall be deemed an admission by Purchaser, Seller or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Seller or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 11.15 Non-Recourse. The parties agree that all Actions based on, in respect of or arising out of (a) this Agreement, the Confidentiality Agreement, the Equity Commitment Letter, the Limited Guaranty or the Ancillary Agreements and (b) the negotiation, execution or performance or breach hereof or thereof, or the failure to perform any covenant or agreement contained herein or therein, or to consummate the Sale or any of the transactions contemplated hereby or thereby, may only be made against the Persons that are expressly identified as parties to this Agreement (and their respective successors and permitted assigns) (other than with respect to any claims by or between the express parties or express third party beneficiaries (in each case, including their successors or permitted assigns) to the Confidentiality Agreement, the Equity Commitment Letter, the Limited Guaranty or the Ancillary Agreements in accordance with the terms thereof). No other Person shall have any Liability in respect of any Actions based on, in respect of or arising out of the matters set forth in clause (a) or (b) of the immediately preceding sentence. Nothing in this Section 11.15 shall limit the rights or remedies available to the express parties or express third party beneficiaries to the Confidentiality Agreement, the Equity Commitment Letter, the Limited Guaranty or the Ancillary Agreements in accordance with the terms thereof.

Section 11.16 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by electronic transmission in .pdf format or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 11.17 Additional EPA. Reference is made to the PJM EPA. This Agreement and the PJM EPA, collectively, provide for the sale by Seller and purchase by the Purchaser and the Additional Purchaser of Seller’s entire fossil generating fleet (the transactions contemplated by such agreements, collectively, the “Fossil Transaction”). Parties acknowledge and agree that the bifurcation of the Fossil Transaction is intended to facilitate the separate ownership and operation of the facilities and assets by Purchaser and the Additional Purchaser following the sale by Seller. The Parties agree to act reasonably and in good faith and to cooperate to facilitate the completion of each transaction separately when required to be completed in accordance with the terms hereof and of the PJM EPA.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

PSEG POWER LLC

By:	/s/ Timothy Pellegrin
Name: Timothy Pellegrin
Title: Authorized Officer

GENERATION BRIDGE II, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

EASTERN CORRIDOR PARTSCO, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

[Signature Page to Equity Purchase Agreement]